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Follow-Up Materials

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REGISTRANT'S NAME Man Group PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FILE NO. 82- 4214 FISCAL YEAR 3-31-03

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DATE : 6/24/03

82-4214


ManGroupplc

Man Group plc
Annual Report 2003



Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

The Group employs over 2,500 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index.

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investment industry. It provides innovative products and tailor-made solutions for private and institutional clients. Through its core investment managers – AHL, Glenwood, Man Global Strategies and RMF – Man has succeeded in developing strengths in hedge funds, private equity, leveraged finance and convertible bonds. In the hedge fund asset class, which is the major part of the business today, Man offers funds of hedge funds, structured, style and single manager products. Its track record stretches back two decades and defines the standard for excellence in an industry whose central goal is to provide diversification away from traditional equity and bond investments. Man has a powerful global presence and an extensive network of distribution partners.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and an intermediary in the world's metals, energy and foreign exchange markets with offices in key centres. Man has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in financial futures and the energy markets.



Financial Highlights
Business summary

- Fund sales in the year of $6.7 billion, including $2.1 billion in RMF
- Funds under management of $26.1 billion at 31 March 2003, including $11.1 billion in RMF, which was acquired on 30 May 2002. Excluding RMF, funds under management were $15.0 billion, up 40% from last year
- Recurring net management fee income+ up 54% to £181.1 million
- Brokerage+ profits up 26% to £48.3 million, including £4.6 million from GNI, which was acquired in November 2002
- Diluted underlying earnings per share†* up 33% to 60.7 pence
- Net performance fee income up 108% to £115.0 million
- Diluted earnings per share on total operations* up 33% to 75.8 pence
- Dividends up 25% to 23.2 pence
- Continued development since the year end:
  - Man Multi-Strategy Series 5 closed in April raising a record $725 million of client money
  - Funds under management currently estimated to be $28 billion#

	March 2003	March 2002
Funds under management	$26.1bn	$10.7bn
	£16.5bn	£7.5bn
Asset Management net management fee income+	£181.1m	£117.6m
Asset Management net performance fee income+	£115.0m	£55.2m
Brokerage+	£48.3m	£38.3m
Financial Services	£344.4m	£211.1m
Sugar Australia	£3.7m	£2.1m
Profit before tax, goodwill amortisation and exceptional items	£348.1m	£213.2m
Goodwill amortisation and exceptional items	(£51.2m)	(£20.1m)
Profit before tax	£296.9m	£193.1m
Diluted earnings per share*		
Underlying†	60.7p	45.7p
Total operations	75.8p	56.8p
Dividends per share	23.2p	18.6p
Post-tax return on equity	26.9%	30.7%
Equity shareholders' funds	£970.8m	£531.5m

+ Before goodwill amortisation and exceptional items
* A reconciliation of earnings per share is shown in note 12 to the Accounts
† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income (it therefore excludes net performance fee income in Asset Management, Sugar Australia, goodwill amortisation and exceptional items).
# Excludes Westport's funds under management of $0.6 billion, a private equity manager, which was acquired in April 2003.

Funds under management (US$bn)

Year	Value
99	3.8
00	4.7
01	6.7
02	10.7
03	26.1

Underlying pre-tax profit† (£m)

Year	Value
99	71.0
00	80.2
01	100.9
02	155.9
03	229.4

Ordinary dividends per share (p)

Year	Value
99	12.7
00	13.6
01	15.5
02	18.6
03	23.2

† full definition as per footnote † above.

Year in Review

Acquisition
RMF for Asset Management division


R·M·F

Rebranded...
New name, new website for Asset Management


Man Investments

...and online

On-line Services
Leading the way

Home | Quick Prices | Company Profile | News | Global



Man Investments
alternative investm
tailor made solutic

Please select your area of interest

- Private client solut
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Magazine launch
Insight, the new publication for Man Investments


20|03
insight

20|03
YEARS OF INNOVATION

Significant landmark
2003 marks 20 years of our alternative investments

Successful product launch
Man IP 220 Series 4 Ltd



First US registered fund
Man-Glenwood
Lexington LLC



Record product launch
Man Multi-Strategy
Series 5 Ltd



Acquisition
GNI for Brokerage division


GNI



New trading floor
Man Financial, London

Exchangeable bond issue


Forester Limited
Man Group plc



New DR facilities

New sponsorship

THE
Man
BOOKER
PRIZE
2002

Man has continued to deliver significant growth in profits and in funds under management.









Harvey McGrath
Chairman

Chairman's Statement

This has been another very significant year for the Group. With two important acquisitions made during the year, RMF Investment Group (RMF) and GNI Holdings Limited (GNI), we have materially strengthened our market presence in Asset Management and Brokerage respectively. We have also enjoyed strong overall business performance, with funds under management of $26.1 billion at year end, up from $10.7 billion at 31 March 2002, reflecting good product performance, record asset raising and the acquisition of RMF in May with assets of $8.7 billion. Net management fee income was up 54%, and in combination with a strong year for Brokerage, diluted underlying earnings per share, a measure which excludes performance related fee income, Sugar Australia, goodwill amortisation and exceptional items, was up 33% at 60.7 pence. Performance fee earnings added 29.3 pence per share. Diluted earnings per share on total operations was 75.8 pence and the Group recorded a 26.9% post-tax return on equity, a very creditable achievement given the near doubling of the Group's capital base during the year. These results have enabled us to achieve all three of our financial targets, being the delivery of significant growth in underlying earnings, the maintenance of a high return on equity and the doubling of funds under management from the level of $6.7 billion at 31 March 2001 within three years.

Given the Group's performance in the year and our strong financial condition, the Board proposes a final dividend of 14.1 pence per share which, together with the interim dividend of 9.1 pence per share, amounts to 23.2 pence per share for the year, an increase of 25%.

In Asset Management, the year saw the acquisition of RMF for a consideration of £572 million, its successful integration, and strong organic growth in assets and profitability in the business as a whole. Given the size of the acquired business and the challenges in the markets this was a tremendous accomplishment. I wrote last year about the logic for the RMF acquisition. In the fast growing market for alternative investment products we have positioned the business to be the leading provider of products and solutions to both private and institutional investors. RMF has broadened our range of investment management content, strengthened our structuring capabilities and enhanced our presence in the institutional market. The acquired business has both met our financial expectations and, perhaps more importantly, acted as a catalyst to further develop our distinctive business model which integrates investment management skills, product structuring expertise and proven distribution capabilities in a scaleable format. To mark the completion of this integration effort we have rebranded the division Man Investments.

As noted, despite the focus on integration the division also saw strong underlying business performance. Sales for the year were $6.7 billion, reflecting good performance from our range of products and the attractiveness of our structured product solutions even at a time of continued global uncertainty. In terms of investment performance, trend following strategies performed particularly well, with AHL benchmark funds generating returns of 31% for the year to March 2003, and a correspondingly positive effect on the many composite products with an allocation to these strategies. RMF also performed well, producing the premium to risk free returns with low volatility profile sought after by institutional clients. Man-Glenwood, our Chicago based fund of funds manager returned a small negative performance for the year reflecting a poor first half in equity related strategies. All of these results significantly outperformed global equity markets. Of the $6.7 billion of funds raised during the year, $4.3 billion was from private clients, the balance institutional, including $2.1 billion raised by RMF post-acquisition. In terms of geography, Europe contributed 53% of funds raised, reflecting the RMF institutional sales, with Asia Pacific, the Americas and the Middle East contributing 26%, 12%, and 9% respectively.

As a result of higher asset levels, net management fee income rose 54% to £181.1 million. This represents 1.3% of average funds under management during the year, down from 1.9% in the prior year, reflecting the higher proportion of institutional assets managed, rather than any reduction in the profitability of our core private client business. Good product returns drove net performance income up 108% to £115.0 million, resulting in a total profit before tax and goodwill amortisation for Man Investments of £296.1 million, up 71% from the previous year.

Looking forward, we expect to see continued growth in the level of assets allocated to alternative investment strategies that provide diversification opportunities for institutional and private investors. We intend that Man Investments consolidates and enhances its position as the leading provider of these products and services.

The year has also been significant for our Brokerage division, which as a leading futures and options broker provides agency and matched principal brokerage and related services to an institutional and private client base internationally. The acquisition of GNI in November 2002 has materially enhanced this market position, creating the largest independent futures broker worldwide, and providing the division with critical mass in equity derivatives. Integration of GNI was well advanced by year-end, with the acquired business contributing £4.6 million of the division's £48.3 million pre-tax profits for the year before goodwill amortisation and exceptional costs. With retention of revenue streams and cost reductions running at or above expectation we would expect a significantly higher contribution from the GNI platform in the current financial year. The balance of the division produced a creditable result for the year with strong performances from our financial futures, foreign exchange, energy and metals franchises in particular, together with ongoing focus on cost, offsetting the negative effect of further interest rate reductions on the retail segment. Overall, we expect the futures broking industry to continue to consolidate and anticipate that we will continue to grow through the acquisition of both producer teams and businesses. We also see incremental opportunities in North America as more business moves to screens.

I would like to offer my congratulations and thanks to Stanley Fink, his executive team and all of our staff whose efforts have contributed to the Group's success in a challenging year. Our rate of growth continues to provide substantial opportunities for many in the Group, and we are committed to recruiting, developing and rewarding talented people across our businesses.

In conclusion, I am pleased to report that the positive momentum in the business has continued into the new financial year. Man Multi-Strategy Series 5 closed for subscription in April having raised the equivalent of $725 million, a record amount for any Man global product offering. Together with other joint venture and institutional sales and positive fund performance overall, funds under management are currently estimated to be $28 billion, with a full pipeline of regional and global offerings going forward. The Brokerage business has also had a good start to the year.



Harvey McGrath
Chairman


Man's track record in its Asset Management business stretches back two decades. The strength of this track record is critical in an industry whose central goal is to provide diversification away from traditional equity and bond investments.



Stanley Fink
Chief Executive

Chief Executive's Strategic and Operating Review

Overview
The Man Group has enjoyed a very successful year both in terms of continued strong profits growth and business development. We have seen continued strong demand for our products in both our businesses, achieved all our financial targets, and positioned both our businesses for strong growth with two strategic acquisitions, RMF and GNI.

Significant progress has been made towards achieving our long-standing key financial and strategic objectives:

Delivering significant growth in underlying earnings per share (as defined on page 1). Driven by strong growth in funds under management, net management fee income (before goodwill amortisation) is up over 54% to £181.1 million. Together with our Brokerage business, this has resulted in diluted underlying earnings per share increasing by 33% to 60.7p.

Maintaining high levels of return on capital. The acquisition of RMF has had the effect of almost doubling the Group's capital base in the current period. Post-tax return on equity in the current period was nevertheless a very satisfactory 26.9% (2002: 30.7%).

Doubling the level of funds under management within three years from its level of $6.7 billion at 31 March 2001. Excluding RMF, in the two years to 31 March 2003, funds under management have more than doubled to $15.0 billion. RMF's funds under management were $11.1 billion at 31 March, having increased 28% from $8.7 billion in the 10 months since acquisition.

Strategically we have further strengthened both our businesses in the year. The acquisition of RMF has brought us real scale in the institutional market and access to a solutions-based approach to portfolio construction for this class of investor. RMF has been integrated within Asset Management so as to broaden and deepen the skills in the combined business and utilise Man's established distribution capabilities to maximum advantage. We are already seeing the early signs of the potential of this combination, with an institutional investor in RMF entering into a joint-venture distribution of private client product for its own customers. In the US we are making progress and now have a private client fund of funds product available for distribution. We expect to broaden the range of our US private client offering over the coming year by introducing structured products tailored for this market. We will continue to invest in people, systems and infrastructure to provide scale to Asset Management to cater for continued strong growth. In Brokerage we are well advanced with integrating the GNI activities acquired in November. GNI brings strength in equity derivatives and further enhances the market position of Brokerage. Brokerage is well placed strategically in its main futures and options markets and is using its customer relationships and market presence to develop an increasing range of product capabilities.

Asset Management

Strategic review

Alternative investment market

Man is an independent and global leader in alternative investments, providing innovative products and tailor-made solutions for private and institutional clients. Man has always focused its Asset Management activities exclusively on alternative investments and our track record stretches back two decades. The strength of this track record is critical in an industry whose central goal is to provide diversification away from traditional equity and bond investments.

The part played by alternative investments in asset allocation strategies looks set to grow in the decades ahead. Today, a flourishing community of private and institutional investors look to established managers capable of delivering superior risk-adjusted performance whether markets are rising or falling.

Alternative investments provide a separate source of return to traditional investments such as cash, bonds and equities. Recognition of the advantages of alternative investments has led to a rapid expansion of the various alternative asset classes. Current estimates suggest that over $600 billion is invested in alternative assets (excluding private equity and real estate). As can be seen in the chart below, alternative assets were up 15% in 2002, having grown at over 20% per annum over the last 12 years.

Growth of the global hedge fund industry*


Number of hedge funds
Hedge fund assets
No. of hedge funds
US$ bn
5000
4000
3000
2000
1000
0
600
500
400
300
200
100
0
90 91 92 93 94 95 96 97 98 99 00 01 02*

Source: Hedge Fund Research
*As at 31 December

Whilst this growth is impressive, the sums invested represent under 2% of the world's liquid assets of $58,000 billion, suggesting that there is room for continued strong growth.

31 December 2002	US$ bn
World Bond Markets	38,000
World Equity Markets	20,000
Total	58,000

Source: Merrill Lynch and Federation of Stock Markets

Man is well placed to take advantage of this structural shift in global asset allocations. We have been managing and structuring alternative investment products since 1983, during which time we have been continually enhancing both our product range and building global distribution. Man's development and approach to business has always been guided by the needs of clients. Our success in meeting the requirements of the marketplace is built on a firm foundation of experience, creativity, specialisation, and a robust approach to investment management.

As investors have sought to identify the best alternative investment managers, institutional and private investors have been primarily attracted to established businesses with robust business infrastructures and long, solid track records. Our strong track record and established presence in this industry has allowed us to grow funds under management rapidly. Excluding the funds under management in RMF that we acquired in May 2002, we have grown funds at 48% compound per annum over the last five years, over twice the industry growth rate for that period.

Growth in funds under management (US$bn)


Private client
Institutional
98
99
00
01
02
03
0
5
10
15
20
25

Source: Man database



Chris Chambers
Chief Executive, Man Investments

Business model

We acquired RMF at the end of May 2002. This opportunity has provided the Group with a broadened range of investment management content, enhanced strength in tailored solutions and access to other asset classes including private equity and leveraged finance. The transaction significantly diversified the Group's customer base through RMF's leading position as a provider of alternative solutions to European institutions and has given the Group critical mass in the institutional market.

Asset Management now operates an integrated business, including RMF, with the following key characteristics:

- Several autonomous and distinctive investment management engines;
- A unified framework of product development, structuring and management capabilities;
- A single coherent global structure for distribution; and
- Unified support functions and central management.

To reflect the completion of the organisational integration, Man has rebranded the Asset Management division. The operation is now known as "Man Investments" whilst at the same time continuing to emphasise the distinctive and diverse attractions of its individual investment management brands – AHL, RMF, Glenwood, Man Global Strategies and others. This structure allows the investment managers to maintain integrity while still providing an integrated product and sales approach. The launch of the new structure and identity coincides with the twentieth anniversary of Man's pioneering role in the alternative investments industry.

We believe this enhanced model will enable our Asset Management division to achieve its strategic vision of sustaining its leading presence in the alternative assets sector as a fully integrated provider of a wide range of alternative strategies to all classes of investor. This should allow it to take full advantage of the continued growth in the alternative assets marketplace.

We believe that Man is unrivalled as a full service provider in its ability to provide a combination of high-quality money management skills, product-structuring expertise and access to a global client base. Our approach to business is holistic and integrated, operating within a three-tier framework, as shown in the following diagram:

Asset Management Value Chain


Fully-integrated distribution strength focused according to target markets
(pension funds/insurers/distribution channels)
Fully-integrated product development and structuring capability
Content – visible market-leading brands & solutions
(single manager/multi-manager)
AHL Diversified Futures CTA
Glenwood Hedge FoF
RMF Hedge FoF
External/JV HF Managers
Other investment strategies
(private equity, leveraged finance etc)
Central Support Services
(Information Services/Compliance/Finance/HR/Logistics)
Divisional Management

The three tiers of this framework are discussed below.

Distribution

Man sells its products through a powerful distribution network with established offices strategically located to serve its clients around the world. The head office for sales and marketing is based in Pfäffikon, Switzerland along with sales support that provides desk-based support to the regional offices. In Europe we have two sales offices, one in Switzerland to provide focused cover for German speaking Europe, and one in London to cover the rest of Europe and Africa. North America is covered from Chicago and South America from our office in Montevideo. In the Middle East we have offices in Bahrain and Dubai. Our Tokyo office supports our Japanese franchise, the Australasian continent is covered by our OMSI joint venture and the rest of Asia is serviced from Hong Kong.

There are three pillars to Man's sales – institutional, joint venture and intermediary business. Institutional sales are generally made directly to institutions. The joint venture business is where we work with another financial institution, typically a bank, and construct a customised product to meet their specific requirements.

Thirdly, Man has an extensive intermediary network covering a very wide array of financial professionals with a client base of private investors. These intermediaries comprise IFAs, brokers, asset managers, banks and professionals such as lawyers and accountants. In some cases this has been achieved by accessing the distribution capabilities of those financial institutions that are already familiar with our product. During the year Man has continued to build out its distribution platform by increasing both the number and quality of its intermediaries.

Number of intermediaries as at 31 March


1200
1000
800
600
400
200
0
285
504
709
805
1,011
1,282
March 98
March 99
March 00
March 01
March 02
March 03

Source: Man Database

Product development and structuring

Rigour, insight and experience are fundamental to the structuring and management of successful alternative investment products and solutions. Man has spent two decades understanding client requirements, identifying opportunities and developing leading-edge products and tailor-made solutions that cater to the varied needs of institutional and private clients. During the year, Man launched 33 new products and currently actively manages 236 funds.

Since the launch of its earliest principal protected product in 1985, Man has earned a considerable reputation for its market leadership in the design and management of structured products. The attraction of these products is reinforced by our risk management experience and ability to arrange financing as part of our product structuring capability.

Our structuring expertise enables us to offer a range of product types. A number of our products are permanently open to investment. The bulk of our structured offerings provide principal protection in the form of capital guarantees, with a fixed life to maturity and monthly liquidity.

Structured Products: The majority of these products provide principal protection for portfolios that invest across a range of styles and managers with the objective of reducing risk relative to return. They typically offer increased investment exposure and require a high level of structuring expertise in order to meet different fiscal, legal, liquidity, risk transfer and financing requirements.

Funds of Hedge Funds: These products allocate capital to a broad range of hedge fund styles, strategies and managers via an expert fund of hedge funds manager. Portfolio construction is driven by the requirement for risk diversification across a broad range of strategies and the goal of harnessing the performance of the most talented managers.

Style Products: These products provide efficient exposure to specific hedge fund styles by allocating capital to appropriate strategies within each style and harnessing the investment skills of complementary managers.

Single Manager Products: These products offer exposure to the investment approach of individual managers.

The importance we attach to structuring capabilities is highlighted by the fact that the business unit responsible for developing and structuring products and solutions is the largest in the division. Its professionals are drawn from various academic backgrounds and share a wealth of investment experience. The ability effectively to combine expertise in different disciplines, particularly finance and investment banking, law and mathematics, contributes significantly to Man's ability to provide a powerful and comprehensive product and solution structuring service to clients.



Man has a powerful global presence and an extensive network of distribution partners. During the year Man has continued to build out its distribution platform by increasing both the number and quality of its intermediaries.

The product and solution structuring team builds on the investment content and portfolio construction skills of Man's core investment managers by applying its skills in consulting and assessment, financial engineering, legal structuring, product management, financing, liquidity management and performance analysis. The driving force for our continual innovation in the area of structured products and solutions is our commitment to a complete structuring service in the context of a constantly changing fiscal, legal, accounting and investment environment, both globally and locally. Through joint ventures and marketing partnerships, we are also able to provide 'private labeling' services for customised products.

Our principal protection structures have evolved to incorporate new features such as profit lock-ins, which make provision for profits to be locked-in so that the level of principal protection at maturity is raised above the initial capital invested. Structuring advances and sophisticated financing arrangements also enable us to optimise cash usage for increasingly diversified portfolios that include cash-intensive hedge fund strategies. Yet our approach to creating and managing principal protected structures continues to be guided by the requirement that every portfolio should be robust – able to withstand market shocks and maintain the trading capital required to achieve its target performance.

Using our range of managers and investment styles we can provide a high degree of flexibility in asset allocation and a consistent and thorough approach to risk management. This allows us to offer a range of products to meet a variety of investor needs and which can evolve to reflect prevailing circumstances.

For the private client investor, our structured composite products have been the most sought after, and these products currently account for about 68% of our private client assets under management. For many years we have been structuring products for this market which offer a guaranteed return of principal at maturity of the fund, typically in around 10 years' time, in some cases with a step-up guarantee to lock in a level of good performance across the term of the product. These guarantees are provided by third-party banks and other financial institutions, who have a detailed understanding of our risk management and product structuring capabilities and with whom the Group has established strong relationships.

In conjunction with our good performance track record, being able to provide these guarantee structures and to meet investor wishes for other attributes such as monthly liquidity, has enabled us to offer attractive products at the premium end of the market.

Investment managers

Man's core investment managers form the foundation of the business. Our managers provide the investment content for products. Each investment manager has distinct expertise in one or more of the alternative asset classes we offer. This expertise is manifest in a diverse range of portfolios offering different target risk/ reward profiles.

- AHL implements managed futures investment programmes. These programmes are quantitative and primarily directional in nature, meaning that they seek to take advantage of upward and downward price trends.
- RMF provides fund of hedge funds and tailor-made solutions for institutional investors as well as convertible bond and leveraged finance products.
- Glenwood was a pioneer in providing multi-manager funds of hedge funds portfolios that target low risk.
- Man Global Strategies constructs and manages style and multi-strategy portfolios, including structured product portfolios often with principal protection, mainly targeted at private investors.

AHL

AHL implements two main managed futures investment programmes – the AHL Diversified Programme and the AHL Institutional Programme. AHL seeks to identify and take advantage of upward and downward price trends. Trading takes place around-the-clock and real time price information is used to respond to price moves across a diverse range of global markets. The instruments traded are primarily futures and OTC foreign exchange forwards and metal contracts. Investment rules are executed within a systematic framework.

Sophisticated research led to the formulation of the AHL investment approach in 1983 and remains central to the manager's ability to extend the range and versatility of the original investment techniques. The cornerstone of the AHL investment philosophy is that financial markets experience anomalies or inefficiencies in the form of price trends, which arise as a result of serial correlation or 'crowd behaviour'. Although they vary in their intensity, duration and frequency, price trends are a universal and recurrent phenomenon across all markets and sectors. As a persistent type of market inefficiency, trends are an attractive focus for active trading styles applied across a diverse range of global markets.

In addition to a well-grounded investment philosophy and a dedicated team of investment specialists, AHL owes much of its success to a robust and finely tuned trading and implementation infrastructure. Every aspect of the investment and execution process is analysed in detail to identify and extract efficiency gains. Refinements to the investment process have been as much a feature of the manager's history as the continuity of the AHL investment philosophy and principles – diversification, discipline, efficiency, rigorous risk control and ongoing research.

The overall performance of AHL is illustrated by the AHL Diversified Programme, as shown in the table below. The programme has proven its ability to outperform world stocks with controlled risk; the AHL Diversified fund has recorded a compound annual return of 20% from 20 December 1990 to 31 March 2003. The returns from AHL have an extremely low correlation to stock market returns – over the period since inception AHL has a –0.20 correlation to the MSCI World Stock Index.

Man-AHL Diversified Programme[1] performance
20 December 1990 to 31 March 2003


Man-AHL Diversified Programme
World stocks
11000
9000
6000
4000
3000
2000
1000
91 92 93 94 95 96 97 98 99 00 01 02 03

Index value US$ (log scale)

	Man-AHL Diversified[1]	World stocks
Total return	832.3%	110.4%
Annualised return	19.8%	6.2%
Annualised volatility	17.2%	14.2%
Worst drawdown	–21.1%	–46.3%
Sharpe ratio	0.86	0.09

Source: Man database and Standard & Poor's Micropal.
[1] Man-AHL Diversified: represented by the actual track record for Athena Guaranteed Futures Limited from 20 December 1990 to 31 March 2003 (prior to 1 October 1997, actual trading results have been adjusted to reflect the current guaranteed public fee structure). World Stocks: MSCI World Stock Index (total return).

RMF

RMF provides robust investment solutions focused on skill-based strategies in hedge funds, leveraged finance and convertible bonds. In each of these asset classes, RMF strives to create stable investments and to maximise risk-adjusted return potential. The overwhelming majority of the manager's assets under management are in hedge funds, more specifically hedge style and fund of hedge fund portfolios. Drawing on extensive know-how in different investment disciplines and established relationships within the alternative investment community, the various RMF teams are able to access high quality managers and practitioners. RMF places a premium on strategies with predictable outcomes and clearly definable added value.

Founded in 1992, RMF is one of the few investment managers in the alternative investment industry – indeed, the broader financial services sector – to have achieved ISO Standard 9001:2000 certification for Quality Management Systems. This certification also covers part of the product development and structuring unit, as well as other aspects of the business. The manager is process-driven, believing that rigorous business processes make for a whole that is greater than the sum of its parts. Each of the numerous business processes is documented, audited by external auditors, and subject to continuous evaluation. Work flows and processes are supported by state-of-the-art technology, much of it proprietary.

The advantages of an investment model comprising clearly defined modules or building blocks are that it enables a scaleable handling of business volume whilst avoiding any major dependency on key employees and facilitating consistent and repeatable outcomes. In effect, it allows the manager's investment professionals to focus their attention and energies on matters of substance rather than procedure providing a framework within which to capture and exploit the benefits of alternative investment strategies to full effect. The versatility of its investment model means RMF has the flexibility to create tailored portfolios geared to meeting the performance specifications of both institutional and private clients.

RMF Portfolio performance comparison
1 August 1999 to 31 March 2003


RMF
World stocks
World bonds
1400
1200
1000
800
600
2000
2001
2002
2003

Index value US$ (log scale)

	RMF Four Seasons US$	World stocks	World bonds
Total return	27.7%	–35.7%	31.1%
Annualised return	6.9%	–11.3%	7.7%
Annualised volatility	3.4%	16.6%	7.6%
Worst drawdown	–1.4%	–46.3%	–6.8%
Sharpe ratio	0.56	neg	0.35

Source: Man database and Standard & Poor's Micropal.
RMF Portfolio: represented by the performance of RMF Four Seasons (net of fees and commissions) from 1 August 1999 to 31 March 2003. World Stocks: MSCI World Stock Index (total return). World bonds: Salomon World Government Bond Index (total return).

Glenwood

Glenwood has been selecting and combining hedge funds to generate strong risk-adjusted returns since 1987, making it one of the most long-established fund of hedge fund managers. Glenwood constructs its multi-manager hedge fund portfolios to target low risk. It seeks to minimise manager, strategy and market risk by investing across large numbers of approved managers that implement complementary investment strategies aimed at exploiting clear market inefficiencies.

Through its long-standing experience in the hedge fund industry, Glenwood has built up an extensive network of industry contacts. It continues to develop enduring relationships with those managers that are deemed exceptional, enabling it to access some of the best management skills available. The experience, expert knowledge and judgement of its investment professionals give Glenwood a competitive advantage over many other industry players in identifying managers and evaluating their business infrastructures. Glenwood is now one of the most established fund of hedge fund managers in the world. It has an experienced investment team and clients that include some of the most significant institutional investors.

Since its inception Glenwood, and more recently Man-Glenwood, have shown annualised capital growth of around 11% with low volatility during the period 1 January 1987 to 31 March 2003.

Man-Glenwood Portfolio[1] performance
1 January 1987 to 31 March 2003


Man-Glenwood
World stocks
World bonds
6000
5000
4000
3000
2000
1000
87
89
91
93
95
97
99
01
03

Index value US$ (log scale)

	Man-Glenwood[1]	World stocks	World bonds
Total return	438.8%	191.8%	302.9%
Annualised return	10.9%	6.8%	9.0%
Annualised volatility	6.3%	15.4%	7.9%
Worst drawdown	−13.6%	−46.3%	−8.6%
Sharpe ratio	0.95	0.12	0.50

Source: Man database and Standard and Poor's Micropal.
[1] Man-Glenwood portfolio: represented by the performance of Glenwood Partners L.P. (net of fees and commissions) from 1 January 1987 to 31 December 1995 and Man-Glenwood Multi-Strategy Fund from 1 January 1996 to 31 March 2003. World Stocks: MSCI World Stock Index (total return). World bonds: Salomon World Government Bond Index (total return).

Man Global Strategies

Man Global Strategies constructs and manages style and multi-strategy portfolios, including the portfolios for Man Investments' structured products. Man developed its first multi-strategy structured product in 1996. Man Global Strategies also creates customised portfolios in conjunction with institutional partners operating in local markets around the world.

Man Global Strategies focuses on hedge fund styles with favourable performance characteristics and then develops and blends diversified portfolios both within and between styles. Man Global Strategies sources and selects managers it identifies as offering a sustainable competitive advantage and the potential to add value to its portfolios. It strives to establish close associations with the managers it selects by forming joint venture relationships, affiliations, or capacity rental agreements. These relationships afford Man Global Strategies a high degree of visibility over its associated managers' investments and styles of operation. In parallel with its associated managers, Man Global Strategies has the ability to make allocations to Man Investments' core managers, AHL, Glenwood and RMF.

The Man-IP 220 products comprise Man's first family of multi-strategy structured products. The initial offering in this series was Man-IP 220 Limited which was launched in December 1996. It was structured to give an exposure of $160 to a combination of AHL Diversified Programme and the Glenwood Multi-Strategy Fund for each $100 invested, as well as benefiting from a capital guarantee at maturity.

Man-IP 220 Limited
18 December 1996 to 31 March 2003


Man-IP220
World stocks
30
25
20
15
10
97
98
99
00
01
02
03

Index value US$ (log scale)

	Man-IP 220 Limited	World stocks
Total return	200.8%	−0.5%
Annualised return	19.0%	−0.1%
Annualised volatility	19.1%	16.6%
Worst drawdown	−19.9%	−46.3%
Sharpe ratio	0.73	neg

Source: Man database and Standard and Poor's Micropal.
World Stocks: MSCI World Stock Index (total return).

An example of a more recent Man multi-strategy product is the Man Multi-Strategy portfolio. This successful multi-strategy/ multi-adviser investment approach was introduced in July 2000 with the launch of Man Multi-Strategy Guaranteed Limited. The approach provides access to multiple investment strategies, many of which have relatively low correlation to traditional assets representing some of the key hedge fund style groups including securities selection (long/short), event driven, managed futures and arbitrage. As can be seen in the chart below, Man Multi-Strategy Guaranteed Limited has demonstrated its value as part of a diversified portfolio.

Performance of Man Multi-Strategy Guaranteed Ltd
15 July 2000 to 31 March 2003


Man Multi-Strategy
World stocks
World bonds
1.6
1.4
1.2
1
0.8
0.6
2001
2002
2003

Index value US$ (log scale)

	Man Multi-Strategy Guaranteed Ltd	World stocks	World bonds
Total return	44.8%	−43.0%	29.0%
Annualised return	14.4%	−18.5%	9.7%
Annualised volatility	12.1%	16.4%	7.8%
Worst drawdown	−11.1%	−44.6%	−6.8%
Sharpe ratio	0.77	neg	0.60

Source: Man database and Standard and Poor's Micropal.
The performance record shown for Man Multi-Strategy Guaranteed Limited is based on US$ denominated returns. World Stocks: MSCI World Stock Index (total return). World bonds: Salomon World Government Bond Index (total return).

Operating review

The chart below breaks out the components of the development of funds under management in the year. As can be seen the key feature, other than the acquisition of RMF, has been the continued strong level of sales.


Funds under management (US$m)
March 2002
RMF acquisition
Sales
Investment Performance
Redemptions
FX and other
March 2003
6,667
1,701
(2,546)
884
8,674
4,621
4,106
1,997
10,724
11,084
RMF
5,040
Glenwood
6,312
AHL
3,668
Other
26,104
Total

Sales

33 new products were launched during the year. The increase in funds under management in the year from Man's four global launches, (Man AP Strategic Series 1 and 2, Man-IP 220 Series 4 and Man Multi-Strategy Series 4) was $2,192 million. Joint venture sales (including OM-IP 220 Series 7 and 8) accounted for $762 million. Other private client sales accounted for $1,334 million and institutional sales $2,379 million, which includes $2,055 million from RMF.

Demand for our products comes from around the world and historically our strongest private client markets have been Western Europe (excluding the UK), South East Asia (including Australia and New Zealand) and the Middle East. Sales this year have broadly reflected this mix with Europe (and in particular Switzerland) and Asia Pacific being particularly strong this year. We began selling structured products in the US in the last quarter of this financial year and anticipate that US sales will represent a growing share of our private client sales during the coming years as our intermediary network there develops.

Sales in the year were split 64% private client product and 36% institutional product. A chart of sales by region is shown below:


Sales – year to 31 March 2003
1
2
3
4

1 Europe: 53% (2002: 36%)
2 Asia Pacific: 26% (2002: 30%)
3 America: 12% (2002: 22%)
4 Middle East: 9% (2002: 12%)

We have continued to enhance our sales and marketing presence in North America. Agreements have been concluded with a number of intermediaries for distributing a US-registered product, Man-Glenwood Lexington LLC. Private client sales in North America in the year to 31 March 2003 were $80 million.

The latest product launches covered a full range of investment strategies and offered varying levels of targeted returns and volatility. These products also offered investors a range of features including: increased investment exposure through leverage; capital guarantees from highly rated banks to return at least 100% of subscribers' initial investment at maturity; profit lock-in features that may allow the guarantee level to rise; and giving investors a choice of both capital and income bonds.

Man AP Strategic Series 1 and 2, the first global launches of the financial year, were structured as a more conservative product with exposure to the full range of alternative investment strategies. They are targeting returns of 14–16% per annum over the medium term.

Man-IP 220 Series 4 is part of our successful Man-IP 220 family of products. This launch continued to be based around the core investment approaches of the Man-AHL Diversified Programme and the Man-Glenwood Portfolio. It is targeting returns of 17–18% per annum and benefits from an investment exposure of US$/Euro 160 for every US$/Euro 100 invested.

Man Multi-Strategy Series 4 was the fourth in a family of multi-strategy products focused on four broad categories: securities selection (long/short), event driven, managed futures and market neutral and arbitrage. It targets returns of 15% per annum with the aim of restricting volatility to around 10%, and benefits from an investment exposure of US$/Euro 150 for every US$/Euro 100 invested.

The Man-IP 220 Series 4 and Man Multi-Strategy Series 4 products are the first to be launched by Man which carry capital guarantees, from highly rated banks, to return at least 120% of subscribers' initial investment at maturity.

There were two successful OM-IP launches by our Australian joint venture, OM Strategic Investments, which raised a total of $214 million of client money. The OM-IP 220 Series 7 and 8 have a similar structure to the Man-IP 220 family.

The global launch of Man Multi-Strategy Series 5 Ltd raised $725 million of client money and started trading in April 2003. It is therefore not included in the sales figures for the year to 31 March 2003. It was the first in the Man Multi-Strategy product family to offer investors a choice of both capital and income bonds as well as carrying a guarantee of return of capital at maturity along with a profit lock-in feature that may allow the guarantee level to rise.

Investment performance

The net change in funds under management from movement in the value of underlying investments (after performance and management fees) for the year was a positive $1,701 million. As can be seen from the table below, the one, three and five year performance records have continued to be strong.

Performance records
Compound annual rate of return to 31 March 2003

	1 year to 31 March 2003	3 years to 31 March 2003	5 years to 31 March 2003
AHL Diversified Programme[1]	31.7%	19.7%	18.3%
Man-IP[2]	27.6%	18.6%	18.5%
Man-Glenwood[3]	–1.9%	3.8%	5.9%
RMF[4]	5.7%	5.4%	n/a[4]
HFRI Fund of Funds Composite Index	1.1%	0.7%	4.5%
S&P 500	–24.8%	–15.9%	–3.6%
FTSE 100	–29.2%	–15.3%	–6.5%

Source: Man database, Standard & Poor's Micropal and HFRI Fund of Funds Composite Index.
1 AHL Diversified: represented by Athena Guaranteed Futures Limited.
2 Man-IP: represented by Man-IP 220 Limited.
3 Man-Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited.
4 RMF: represented by RMF Four Seasons Fund. Inception July 1999 so five year track record not available.
Note: All figures are shown net of fees and commissions, where applicable. S&P 500 and FTSE 100 figures include gross dividends reinvested into the index.

AHL generated a strong return of 31.7% in the year. Trends in all major markets gave rise to profitable trading opportunities in the first half of the year. These trends reversed in October and November, but the trends were then resumed in December and contributed some strong returns through to February before the trends finally turned in the lead up to the war in Iraq in March.

Man-Glenwood saw a small negative performance due to a poor first half when equity-based strategies suffered due to the weakness of the equity markets. However, the second half performance improved showing a small positive performance offsetting most of the first half losses.

Man-IP, as represented in the above table, is a structured product giving an exposure to a combination of AHL Diversified Programme and the Glenwood Multi-Strategy Fund.

In RMF, performance was solid throughout the year with diversified multi-manager products, such as RMF Four Seasons, generating returns in excess of 5% with a low associated volatility of just over 2%.

Redemptions

Redemption levels in private client products in the year were slightly higher than last year but still towards the lower end of the range we have experienced over the medium term. Institutional redemption levels were significantly lower. Asset Management typically expects redemptions in private client products to average between 13%–18% in any one financial year. This is based on historical experience and it should be noted there is little correlation between redemptions and fund performance. Redemptions are a function of a number of factors including geographical diversity. Furthermore, early redemption charges and the lengthening life of the products encourage investors to maintain the long-term view.


The integration of RMF has positioned Man as a
market leading provider of a wide range of alternative
strategies to all classes of investor. The integration of
GNI has consolidated Man's strong position across
futures and options exchanges, allowing Man to
enhance order execution to the benefit of its customers.



Kevin Davis
Managing Director, Man Financial

Brokerage

Strategic review

Our Brokerage business, Man Financial, is one of the world's major futures and options brokers and commands a global financial presence with offices in New York, Chicago, London, Paris, Geneva, Singapore, Taiwan, Sydney, Brisbane and Kansas City. Today the division provides agency and matched principal broking and other related services to a worldwide client base, which ranges from banks, CTAs, hedge funds and major industrial groups to individual private clients. In November 2002, the Group purchased GNI Holdings Limited (GNI), creating the largest independent futures broker in the world. The acquisition also resulted in the Group obtaining a strong niche in the European CFD market.

We have developed the business through the combination of our leading position on exchanges (as illustrated in the table below) and growing customer order flow. This has in turn allowed us to provide liquidity and efficient order execution to the benefit of our client base, and has attracted producers to join the Man Group.

Man Financial has a strong position across these exchanges, primarily due to its institutional client base, which is attracted by specialist desks, experience, market knowledge and by the lack of conflict with proprietary trading operations. It is the scale, range and breadth of the Brokerage business that gives Man Financial its edge. The wide geographic spread and broad customer base allows it to provide off-screen liquidity and combine order flow. It is this matching of client orders from an "internal pool of liquidity" created by the interaction of our regional teams worldwide that is key to our strategy to maintain our increasingly strong position, especially in the financial futures market.

Man Financial – Exchange rankings
As at 31 March 2003

Exchange	Man Financial *share of* volume	Ranking	Electronic
LIFFE	16.4%	1st*	Yes
Eurex***	10.7%	1st*	Yes
IPE	18.0%	1st**	No
NYMEX	13.8%	1st**	No
CME	8.0%	1st*	Mix
CBOT	3.1%	10th**	Mix

Source: Exchange publications
* Execution only
** Cleared or executed
*** Excludes equity options

We continue to capitalise on the transition to electronic trading, which has taken place in many of the world's largest markets by the embedding of its technology into our existing business processes, reducing overheads accordingly. In addition we have developed a large and rapidly growing electronic futures business whereby our clients use the systems themselves and we act in the role of order router, clearer and customer service provider.

Our main aim in the short term will be the completion of the successful integration of GNI into Man Financial. This will involve significant cost savings and simultaneously we intend to maintain and grow their revenues in those areas we have decided to pursue. The acquisition of GNI provides Man Financial with critical mass in the area of equity derivatives, in particular the CFD (contract for differences) and on-line Trader markets, thus broadening the products we are able to offer.

Our strategy is to continue to focus on those aspects of our business that are less capital and cash intensive and allow us to be more flexible in our cost structure. We see further opportunities to grow our business within this strategy.

Operating review

Man Financial had another successful year reporting record pre-tax profits, before goodwill amortisation and exceptional GNI integration costs, of £48.3 million, up 26% on last year. Included within this result, £4.6 million relates to GNI post its acquisition and £43.7 million in relation to the existing business. This result was achieved despite an estimated negative impact of £6 million, in comparison to last year, of further interest rate declines in Europe and the US. Man Financial continues to enjoy a broadly based contribution from its product lines during the year (see chart below), with increased contributions from all of our core institutional and retail franchises with the exception of introductory brokerage in the US.

Net commissions split by product line – year to March 2003


6
5
4
1
3
2

1 Financial Futures: 46% (2002: 45%)
2 Foreign Exchange: 13% (2002: 12%)
3 Securities: 13% (2002: 6%)
4 Energy: 12% (2002: 17%)
5 Agricultural Products: 8% (2002: 10%)
6 Metals: 8% (2002: 10%)

Source: Man database.

The majority of Man Financial's profits continue to come from our institutional franchises. In the case of financial futures, energy and metals we saw significant increases in our market shares during the year. In particular, financial futures and its related product areas had another excellent year. Continued recruitment of producer teams has led to a sharp increase in our execution volumes and the growing provision of liquidity via our global client base has resulted in an increase in the matching of client orders. In energy, despite difficult credit conditions, which caused declines in volumes in some of our products, we achieved a substantial increase in our global profitability aided by very volatile markets in the US and an additional producer team in London. In our metals business growth in the year was a direct result of recruiting new producers worldwide and through internal development of new client business from our existing producers. Our market share of LME business increased from 5% to 8%. Foreign exchange increased its contribution, as customer activity remained high in volatile markets.

In our direct retail business profits have grown strongly despite the decline in interest income. Growth has largely been driven by a surge in the number of new accounts. However, the retail introductory brokerage business has not seen such an increase in new sales and therefore has not offset the decline in interest income.

Since its acquisition there has been no degradation in any of the major income streams of the GNI business. Indeed, some areas, most notably financial futures, energy and metals have seen a sharp increase in their revenue streams since they were merged with existing Man Financial units. At the time of acquiring GNI we announced that the acquisition was likely to generate cost savings of at least £8 million per annum. Most of these cost savings have already been identified and by the time the integration of the business is complete the total cost savings are likely to achieve or exceed our target.

Stanley Fink
Chief Executive



Risk management is a critical component of Man's strong track record of achieving attractive risk-return characteristics for its fund investors.



Peter Clarke
Finance Director

Finance Director's Review

The Man Group has had another successful year. We have seen continued strong profits growth and achieved our financial objectives. We have also funded two major acquisitions with a mixture of debt and equity, meeting our strategic objectives and leaving the Group in a strong financial position. Following recent accounting scandals in the US, it has been a year of increased scrutiny of company accounts. Our aim remains to adopt conservative accounting policies that give a true and fair view of the Group's results and financial position, and to be transparent and helpful in our analysis of the Group's Accounts. This report sets out our financial objectives and analyses our results, cash flows and balance sheet. In addition there is a summary of the way we manage our key risks, a discussion of our accounting policies and an assessment of the impact of some topical issues for the Group.

Financial objectives

The Board believes that long-term shareholder value will be achieved through the continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes. The Group has achieved these objectives in the current year, as it has in each year since they were set in March 2000. The third business objective, of doubling funds under management from the level of $6.7 billion at 31 March 2001 within three years, has been achieved organically within two years.

Diluted underlying earnings per share has grown by 33% over the last year and by 32% compound per annum over the last four years. Underlying earnings represent net management fee income from Asset Management plus Brokerage net income. This measure excludes the net performance fee income from Asset Management, Sugar Australia, goodwill amortisation and exceptional items (a full reconciliation is shown in note 12 to the Accounts). Underlying earnings per share are lower than total earnings per share but we target this measure when reviewing annual results because it does not include performance fee income which, although valuable to shareholders, is volatile when looking at year-on-year comparisons.

Diluted earnings per share (pence)


EPS on total operations
Underlying EPS
01
48.1
30.4
02
56.8
45.7
03
75.8
60.7
0
15
30
45
60
75
90

As well as seeking growth that is profitable and sustainable, our second financial objective is to target an efficient capital structure so as to maintain high levels of post-tax return on equity whilst retaining a strong Group balance sheet. Within the Group, our businesses are allocated and charged for their use of both capital (including goodwill) and credit so as to ensure business alignment with the Group objective. During the year we made two major acquisitions and funded these through a conservative mixture of debt and equity. We also enhanced the Group's distribution policy. The Group's post-tax return on equity for the year was 26.9%, compared to 30.7% last year. Although lower than the previous year, this was achieved despite the doubling of the Group's capital base in the current period. The appropriate capital structure for the Group will reflect not only the wish for financial efficiency but also the need to maintain a robust capital base to support regulatory capital requirements and to ensure financial flexibility in changing capital markets. These issues are discussed elsewhere in this Review.

WACC

The Group's estimated weighted average post-tax cost of capital ("WACC") is just over 6%. This figure is based on a cost of equity of 7.0% (assuming a beta of 0.7 – Source: Bloomberg) and a post-tax cost of debt of 3.6%. The WACC of any company reflects its mix of debt and equity funding, and the factors influencing the Group's view of the appropriate mix have been discussed. With a post-tax return on equity of 26.9% for the year, the Group's shareholders are seeing a return of over four times the Group's cost of funding. Over the last three years returns have varied between four and five times the Group's WACC, with the level of performance income in the year being the main cause for variation.

Returns to shareholders

Total shareholder return is measured as the change in the value of a share plus the value of the dividends paid, assuming that the dividends are reinvested in the Company's shares on the day on which they were paid. On this basis, the Group returned –16% during the year, compared to the FTSE 100 return of –29% and a return of –40% from our industry sector – Speciality and Other Finance. Over the last five years the Group's return to shareholders has averaged 34% per annum.

We have grown dividends by 25% over the last year. This year's dividend is covered 2.6 times by underlying earnings and 3.2 times by total earnings. The Group's policy is to grow the level of dividend, whilst maintaining cover of at least two times underlying earnings. The Group also typically earns substantial performance fees in addition to underlying earnings, and as stated in the Group's Interim Report, it is now the Board's policy to enhance the existing share repurchase activity by using an amount of up to the Group's post-tax performance fee income in the repurchase of its own shares. This share repurchasing will take place in the market on a continuing basis from year to year rather than being confined within the accounting periods during which performance fees are earned. During the year 4.1 million shares were repurchased at an average price of 930 pence per share (more details are given in the Directors' Report on page 37). This repurchasing activity was earnings enhancing and has had the effect of increasing diluted underlying earnings per share for the year by 0.1% (the full year effect would have been 0.5%).

Summary of results

Profit before tax on total operations was up 54% to £296.9 million. Profit before tax, goodwill amortisation and exceptional items increased 63% in the year from £213.2 million to £348.1 million. Underlying pre-tax profit increased 47% in the year from £155.9 million to £229.4 million. This year's results have been achieved despite the impact of a negative currency translation of approximately £22 million due to the US dollar weakening against sterling. Most of the Group's revenues arise in US dollars as the majority of our business is denominated in that currency and the average exchange rate for the year was $1.5471 (2002: $1.4328). The Group does not hedge its US dollar earnings into sterling. The Group's hedging policy is set out in this Review under "Currency".

Pre-tax profits (£ million)


PBT on total operations
Underlying PBT
PBT before goodwill amortisation and exceptionals
01
159.0
100.9
178.7
02
193.1
155.9
213.2
03
296.9
229.4
348.1
0
50
100
150
200
250
300
350

The Group's profit before tax, goodwill amortisation and exceptional items by business segment is set out in the table below:

	2003 £m	2002 £m
Asset Management – net management fee income	181.1	117.6
Asset Management – net performance fee income	115.0	55.2
Brokerage	48.3	38.3
Sugar Australia	3.7	2.1
	348.1	213.2

Sugar Australia reflects the contribution from a minority interest in an independently managed, unincorporated joint venture sugar refinery. This is a residual investment from the Group's historical physical trading activities and, although profitable, is non-core.

In Asset Management net management fee income increased 54% from £117.6 million to £181.1 million. Net performance fee income increased 108% from £55.2 million to £115.0 million. The impact of acquisitions on these numbers is given later under "Acquisitions". As discussed in previous annual and interim reports, performance fee income will typically exhibit volatility, which can be pronounced when comparing one accounting period with another. In order to provide some analysis of the relationship between management fees, performance fees and funds under management, the table below shows these as a percentage of average funds under management (FUM) for the last five years. Prior to this year, the management fee/FUM ratio had been falling slightly. This was not due to any reduction in the profitability of the Group's core private client products, but rather to an increasing level of institutional FUM as a percentage of the total. Institutional FUM typically carry a lower management fee in return for scale. This year, the acquisition of RMF has had a significant effect on the ratio since it manages exclusively institutional money.

However, the Group's private client FUM also continued to grow strongly in the year at the same fee levels as historically. Going forward this ratio will reflect the relative mix of institutional and private client FUM at the time. The performance fee/FUM ratio will be a function of the underlying performance of the Group's products during the relevant accounting period and is therefore more volatile.

	2003	2002	2001	2000	1999
Net Management fee income (£m):	181.1	117.6	70.7	55.5	45.5
Management fees/FUM %	1.3	1.9	2.0	2.1	2.4
Net performance fee income (£m):					
First half of year	35.9	33.5	1.0	15.7	32.3
Second half of year	79.1	21.7	75.0	14.5	7.2
Full year	115.0	55.2	76.0	30.2	39.5
Performance fees/FUM %	0.9	0.9	2.2	1.1	2.1

Profit & loss account

In order to analyse the performance of the Group's two principal businesses, the table below provides a split of the Group's profit and loss account into its components:

In Asset Management, fees and commissions receivable are principally management fees, performance fees and brokerage fees. Fees and commissions payable are mainly sales commissions. Other operating income comprises mostly gains on "seeding" investments in some of our funds. Redemption profits are now shown in commissions receivable. Total operating income has increased by 72% over last year, reflecting the strong growth in management fees off higher levels of funds under management and the increase in performance fees. Operating expenses, after Group allocations, are 34% of total operating income. This operating margin is consistent with the average over the last five years, and reflects the attractiveness of Asset Management's business model. Operating expenses have increased by 65% from £88.4 million in the prior year. The 10-month impact of the acquisition of RMF accounts for £25.2 million of this increase, with the remainder largely due to higher variable employee compensation reflecting the growth in income. Associates and JV's is the contribution from financial interests in new managers. Net interest income arises from the margin earned on loans to funds. Goodwill amortisation principally relates to the RMF acquisition made in the year (£25.5 million) and the Glenwood acquisition made in 2000 (£4.3 million). Both the RMF and Glenwood goodwill are being amortised over 15 years.

In Brokerage, commissions receivable and payable arise from those businesses where we act as agent and also from those businesses where we act as a matched principal broker, such as foreign exchange, securities, metals and energy trading. The matched principal activity was formerly shown in other operating income. Net trading interest income is earned on segregated customer balances that are held off balance sheet in accordance with UK accounting practice. Other operating income now reflects Brokerage's share of some Group expense allocations. Total operating income has increased 35% reflecting the contribution from GNI, the continued growth in market share and the benefits of active markets. Operating expenses have increased by 28% from £131.9 million in the prior year. The five-month impact of the acquisition of GNI accounts for virtually all (£32.2 million) of this increase. Net interest income mainly arises on non-segregated cash balances and investments. The largest component of goodwill amortisation relates to the GNI acquisition made in the year (£1.8 million), the remainder to smaller acquisitions made previously. The GNI goodwill is being amortised over 10 years. The operating exceptional costs of £15.0 million relate to GNI integration costs, principally redundancy and staff retention costs of £11.5 million and other termination and relocation costs of £3.5 million.

Year to 31 March 2003	Asset Management £m	Brokerage £m	Sugar Australia £m	Group Total £m
Fees and commissions receivable	483.9	474.5	–	958.4
Fees and commissions payable	(65.9)	(297.1)	–	(363.0)
Net trading interest income	5.2	33.8	–	39.0
Other operating income	10.0	(3.7)	–	6.3
Total operating income	**433.2**	**207.5**	**–**	**640.7**
Operating expenses	(146.0)	(168.4)	(0.4)	(314.8)
Operating profit	**287.2**	**39.1**	**(0.4)**	**325.9**
Associates and JVs	6.5	–	4.5	11.0
Net interest income	2.4	9.2	(0.4)	11.2
Profit before tax, goodwill and exceptionals	**296.1**	**48.3**	**3.7**	**348.1**
Goodwill amortisation	(31.4)	(4.8)	–	(36.2)
Exceptional items	–	(15.0)	–	(15.0)
Profit before tax on total operations	**264.7**	**28.5**	**3.7**	**296.9**
Taxation				**(62.3)**
Minority interest				**(0.1)**
Profit for the financial year				**234.5**

The tax charge for the year amounted to £62.3 million. The effective rate on total operations was 21.0% compared to 21.2% last year. The bulk of the Group's profits continue to be earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix. In future years, the effective tax rate may increase if earnings grow significantly in higher tax locations, for example if our Asset Management activity sees strong sales growth from the recent US private client initiative.

The growth in the Group's profitability has resulted in a significant increase in earnings per share. Full details of earnings per share and the weighted average number of shares is given in note 12 to the Accounts.

Investment in the business

During the year the Group has made significant investment in its businesses, not only through acquisition but also in people, operations and systems to provide scale for continued strong profitable growth in both its activities. This has involved recruitment at all levels across the businesses, further investment in systems and the relocation of some of its activities to larger and more adaptable office space. In the US, Asset Management has invested in the private client sales initiative. There has also been significant expenditure on dedicated, purpose built, disaster recovery facilities to minimise disruption from the closure of any of the Group's key locations.

This investment has the effect of increasing operating expenses, in many cases somewhat in advance of any attendant profit growth. This had some effect on net margins in the year and will also have an effect on the coming year.

Cash flow

There was a net cash inflow of £181.9 million in the year before acquisitions. The acquisitions of RMF, GNI and some other small businesses accounted for a cash outflow of £291.3 million. Net Group cash outflow for the year after acquisitions was £109.4 million.

Cash generated from net operating profits was £323.6 million before charging depreciation of £12.7 million and goodwill amortisation of £34.8 million. Working capital requirements increased by £10.4 million. This reflects an inflow of £108.6 million from a reduction in the level of loans to funds in the year, an increase in the level of Asset Management's investment in its managers (including the new manager initiative) and unamortised sales commissions.

In addition, the Company paid dividends of £67.1 million and £44.2 million for net fixed asset expenditures, which includes £22.1 million of shares in the Company purchased by the employee trusts. Taxation paid in the year was £50.6 million and other items generated a net inflow of £30.6 million.

Balance sheet

The most significant movements on the Group's balance sheet have been as a result of the acquisitions of RMF and GNI. Goodwill has increased by £455.1 million as a result of acquisitions in the year. The futures and stock lending businesses in GNI have had the effect of grossing up both current assets and short-term creditors by £1.4 billion. In addition, there has been a £122.7 million increase in the level of Asset Management's investment in its managers, reflecting both the growth in funds under management and the expansion of the new manager initiative. Loans to funds were £108.6 million lower at £310.6 million.

At 31 March 2003, shareholders' equity was up 83% at £970.8 million, and net debt was £15.3 million, giving gearing of 2% (2002: 8%). Including balances with counterparties whereby commodities are bought under financing arrangements on deferred terms, gearing is 5% (2002: 23%).

The Group's balance sheet, as presented in sterling, will be affected by currency movements since the majority of the Group's net assets are in US dollars. Reflecting this, the Group chooses to hold a significant amount of its borrowings in US dollars but does not hedge its US dollar net assets into sterling. Currency moves in the year gave rise to a translation loss of £82.2 million which is included in the statement of total recognised gains and losses in the year.

The Group uses a risk-adjusted capital methodology to allocate capital across its business activities. The model quantifies credit, market and operating risks within each business unit and assigns capital accordingly. In addition, capital is also allocated to a limited number of other factors, principally goodwill, as well as an allocation to reflect the need to maintain certain minimum levels of capital for regulatory purposes where applicable. These methods have been applied in disclosing the segmental net assets in note 2(c) to the Accounts.

Other potential Group exposures

As discussed in the financial capacity section below, the Group refinances with third parties the temporary facilities it provides to its composite fund products through "loans to funds". This external financing is typically in the form of total return swaps. On these swaps the Group often enters into a committed purchase agreement and in a few instances a small first risk of loss guarantee to the external provider. The total theoretical exposures on all these first risk of loss guarantees were £9.3 million at 31 March 2003. However, risk modelling techniques indicate that the probability of the Group incurring any loss from any element of any of these guarantees is less than 0.5%. In relation to the committed purchase agreements a loss could arise if the cost of holding the underlying fund shares exceeded the fee that would be charged for this service. In these circumstances, there are a number of actions available to mitigate the market risk of owning the underlying fund shares such that the risk of any loss being incurred is assessed to be remote.

In Asset Management, private client investors in the Group's composite products are typically offered guarantees of return of capital at maturity of the product by highly rated and internationally recognised banks. In most cases, the guarantee is fully collateralised by US Treasury zero coupon bonds or bank deposits and there is no residual risk to the Group. On a small number of products, a partially defeased structure has been utilised whereby the bank will provide a guarantee with no, or only partial, collateral being provided up front. As a quid pro quo, Man has provided a first risk of loss guarantee to the bank, up to a level of 5%. The total theoretical exposure arising from this was £12.1 million at 31 March 2003, although risk modelling techniques indicate that the probability of the Group incurring any loss from any element of any of these guarantees has been assessed to be remote.

The Group guarantees its share of Sugar Australia's operating leases, which amounts to £13.9 million.

Acquisitions

The acquisition of RMF was completed at the end of May for a consideration of £571.8 million in cash and shares. The acquisition was funded by the issue of 23.3 million Ordinary Shares issued to the vendors, valued at £221.8 million, £178.1 million in cash from the proceeds of a placing of 20.3 million new Ordinary Shares and £170.9 million in cash from existing resources. Acquisition costs of £1.0 million were incurred principally in respect of due diligence and legal drafting. Issue costs of £3.8 million relating to the equity placing have been debited to the share premium account. This gave rise to goodwill on the acquisition of £483.9 million, which will be amortised over 15 years, consistent with the Group's existing accounting policies.

In the ten months post acquisition, RMF has contributed £25.6 million and £6.0 million to Asset Management's net management fee income and net performance fee income respectively, in line with Group expectations at the time of acquisition. The annualised post-tax return on investment (before goodwill amortisation) for RMF for the year was 5.7%, compared to the Group WACC of 6%. As anticipated at the time, the acquisition of RMF was broadly neutral to diluted underlying earnings per share in the year, having had an impact of –2.8%. The continued sales success of RMF post acquisition should ensure that the acquisition achieves the stated objective of exceeding the Group WACC and being earnings enhancing (before goodwill amortisation) in the year to March 2004. RMF has now been fully integrated into Asset Management with no redundancies and all costs incurred in restructuring the combined Asset Management business have been included in Asset Management operating expenses.

GNI was acquired on 6 November 2002 for a total consideration of £101.2 million, which includes £1.2 million of acquisition costs. This represented net tangible assets (mainly cash) of £56.8 million and unamortised software of £5.6 million, giving goodwill on the acquisition of £38.8 million. The goodwill will be amortised over 10 years consistent with the Group's existing accounting policies.

In the five month period post acquisition, GNI contributed net pre-tax profits of £4.6 million (before exceptional integration costs and goodwill amortisation) and was accordingly enhancing to underlying earnings per share for the year and represented an annualised post-tax return on investment of 8.3%, compared to the Group WACC of 6%. The level of operating contribution for this period was in excess of expectations at the time of acquisition. The integration of GNI into Brokerage is well advanced and significant cost savings are being accessed as envisaged at the time of acquisition. Exceptional integration costs of £15.0 million have been incurred for the period, as detailed in the profit and loss account section of this Review. Some further, lower levels of exceptional integration costs are expected to be incurred in the first half of the year to March 2004. Total exceptional integration costs are expected to be consistent with those envisaged at the time of acquisition.

Financial capacity

The Group seeks to achieve an efficient capital structure and to maintain financial flexibility through diversifying the source and tenor of its funding requirements. Accordingly, the Group accesses both banking and capital markets and funds itself with a mixture of long and short-term bond and banking facilities. During the year the Group extended its debt maturity profile and further diversified its sources of funding through issuing £400 million seven-year 3.75% exchangeable bonds. The bonds issue, which is rated A3/A– by Moody's and Fitch respectively and has no investor put option, was significantly oversubscribed. Additionally, the Group has both committed and uncommitted facilities, totalling $2.0 billion, available to it from a group of major international banks. The largest of these facilities is a $1.46 billion committed revolving credit facility, with half the facility maturing in one year, which was renewed in July 2002, and the remainder in July 2004. It is anticipated that these facilities will be renewed during the next 12 months. The Group has available to it other committed facilities of $0.1 billion and uncommitted facilities of $0.4 billion. Total undrawn committed facilities at the year-end were $1.2 billion (£0.8 billion), as shown in note 21(g).

Other than for acquisitions, the Group requires funding liquidity to finance some working capital investment but principally for providing discretionary loans to the Group's composite fund products immediately after a product launch. These "loans to funds", which are shown on balance sheet, are serviced as to interest and principal by the independent fund entity, and are a temporary facility until permanent financing is put in place directly between the fund entity and external providers. The level of loans to funds therefore tends to be higher at times of strong product sales until such time as they are externally refinanced. During the year this externalisation initiative resulted in a number of the funds being able to arrange financing, directly to them, totalling $1.1 billion.

Accounting standards and developments
The Board, and the Audit and Risk Committee review, update and clarify the Group's accounting policies and disclosures, although there have been no significant changes from last year. These financial statements incorporate the principles of Financial Reporting Standard (FRS) 18 "Accounting Policies", which seeks to ensure that the most appropriate accounting policies are adopted for the purpose of giving a true and fair view.

The Group continues to implement the transitional arrangements of FRS 17 "Retirement Benefits" in these accounts. The required disclosure in relation to the Group's defined benefit pension schemes is given in note 8(c) to the Accounts. The full adoption of the FRS 17 accounting treatment is unlikely to have a significant impact.

The recently issued exposure draft on share based payments, FRED 31, requires the fair value of share awards and options at the date of grant to be charged to the profit and loss account. The impact for the Group is likely to be insignificant as the number of share options granted to employees is small. Shares awarded to employees under the Co-Investment Scheme and Performance Share Plan (described in detail in the Remuneration Report on pages 40-41) have historically all been purchased in the market and the purchase cost amortised in full through the profit and loss account. If the fair value based approach were applied to share option awards (as described in detail in the Remuneration Report on page 41) outstanding at 31 March 2003, the additional annual profit and loss account charge would be approximately £1 million.

The Group has started to plan for the conversion to International Financial Reporting Standards (IFRS), which it will be required to implement for its financial year ending 31 March 2006 (including restating the comparatives for 2005). As part of this exercise our external auditors were engaged to report to the Group Board on the likely impact to the Group of converting to IFRS. IFRS is still undergoing a period of significant change and therefore the impact on the Group cannot be assessed with any real certainty. The most significant impacts for the Group are likely to be the change in the accounting treatment for the exchangeable bonds issued in November 2002, which will result in an additional finance cost, and the cessation of amortisation of goodwill, which is likely to be replaced with an annual impairment review. In addition, the Group will be required to revisit the currency in which it presents its Accounts. Given that the Group's business is largely denominated in US dollars, the Group is considering changing its presentational currency to US dollars.

Management of risk
The Board is responsible for determining the long-term strategy of the business, the markets in which the Group will operate and the level of risk acceptable to the Group in each area of its business. The Group uses an Enterprise Wide Risk Management process (ERM) to identify, monitor and control the financial and operational risks facing its businesses at the level of each business unit. Through this process the Group's appetite for risk and the attendant control environment is assessed and documented. The ERM process is adopted within each business activity and reviewed centrally by the Audit and Risk Committee and the Board. The control environment for significant risks identified by ERM is signed off by the relevant business unit and is tested by Internal Audit. The Group's system of internal control and risk management, and the Board's review of its effectiveness, is set out in the Directors' Report.

The Group's principal business activities give rise to credit, market and operational risks. The Group seeks to mitigate the risk inherent in its business through the application of strict limits and controls over the level of acceptable risk. The Board operates a tiered approval process with limits set out in a formal Delegated Authority paper which is reviewed regularly in light of operating experience and market conditions. Close attention is paid to the formal segregation of duties within business units and the establishment of independent reporting lines in key compliance, risk and financial activities. The Group Risk Committee and Divisional Risk Committees meet regularly and perform risk and oversight reviews as well as monitoring compliance with limits and Group policy. The constitution and terms of reference of the Group Risk Committee are described in the Directors' Report. Risk information at Group level is collected and monitored through a Group-wide RiskWorld data reporting system and reviewed by the Group Risk Committee.

The Group's activities are subject to regulatory oversight in many jurisdictions, particularly the UK and the US. Reputational risk is a key risk in any financial services business and the Group allocates significant resources to ensure compliance with applicable regulation in all its markets. Compliance and risk issues are standing agenda items on the divisional boards and the Group Board, and the Audit and Risk Committee is provided with compliance reports at least annually.

Currency, interest rate and liquidity risks are generally managed at Group level by a central Group Treasury. Group Treasury oversees external funding and banking relationships to ensure that sufficient liquidity is available to meet the future needs of the business. The Group also uses derivative products and takes out insurance cover to mitigate risk where appropriate. During the year the Group's insurance arrangements have been reviewed by the Board and restructured with the assistance of external advisors. Where appropriate, insurances have been rationalised or broadened in scope and value, subject to availability and acceptable cost.

Currency

Most of the Group's revenues arise in US dollars as the majority of its business is denominated in that currency. The Group's day-to-day management accounting is in US dollars, although for UK statutory purposes it reports in sterling. However the Group incurs certain costs in other currencies, principally sterling liabilities for overheads, dividends and taxation. Since earnings are principally in US dollars, appropriate hedges, using mainly forward foreign exchange contracts, are put in place for the following year to fund the majority of these anticipated sterling liabilities in accordance with criteria laid down by the Board. The Group does not seek to hedge its US dollar earnings into sterling.

Similarly, the majority of the Group's net assets are in US dollars and in currencies other than sterling, with the result that the Group's sterling balance sheet can be affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than sterling, principally in US dollars. Note 21(c) to the Accounts shows exposures that give rise to the net currency gains and losses recognised in the profit and loss account. As that note shows, unmatched net assets are not significant.

Interest rate

The Group's policy as determined by the Board is to manage the interest rate profile of its debt to optimise the funding costs of the Group. Borrowings are arranged on both a fixed and floating rate basis and sourced from the capital markets as well as the banking market. The Group uses interest rate swaps, as required, to vary this mix and to provide continued management of the Group's interest rate exposure. After taking into account interest rate swaps, at the year-end £9.5 million (2002: £10.5 million) of the Group's borrowings were at fixed rates as shown in note 21(d) to the Accounts. This is representative of the whole year.

Liquidity

The Group seeks to maintain flexibility in its funding, whilst ensuring that there is substantial headroom to meet the anticipated maximum requirements of its businesses. Funding projections form part of the Group's three-year medium term planning process. The Group also continues to diversify the sources of its funding, accessing both capital and banking markets. During the year the Group issued 3.75% seven year exchangeable bonds, materially extending the tenor of its debt. The maturity of borrowings is shown in note 19 and the maturity profile of undrawn committed facilities is shown in note 21(g).

Asset Management

Risk management is a critical component of Man's strong track record of achieving attractive risk-return characteristics for its fund product investors. Asset Management is committed to maintaining the highest regulatory and corporate governance standards. Inherent investment risk management functions are well understood and embedded in Asset Management (including RMF, which was acquired during the year) through the Investment Committee structures. Man structures its products with risk control as the primary focus, using complex modelling and an assessment of risk-return profiles in the structuring process. All managers (including new ones) are focused on risk rather than return and funds are structured according to the investors' requirements; the return being achieved as a function of the risk control, diversification of strategies and low volatility. Exposures are monitored daily and managers are strictly controlled to ensure not only best performance but also that the appropriate risk appetite and investment mandate is being adhered to.

The risk management systems within Asset Management use computer supported analytical instruments to monitor investment programmes and portfolio structures, thereby controlling the overall risk exposure of individual funds. Analysis techniques include the calculation of a proprietary risk indicator, similar to value at risk, which provides an estimate of risk, based on the positions held and margin exposures, sector investments, correlation between markets and individual market volatility. Levels of exposure are quantifiable at any time and predefined loss and gearing levels are set and monitored. This risk methodology is designed to protect the Group and its supporting banks from any loss, whilst achieving very respectable returns for the investor, at acceptable levels of risk, through the diversification of strategies employed.

Through this strict control and the ability to liquidate positions quickly, Man can confidently determine its risk exposure. For example, AHL trades across 100 liquid markets on all of the major exchanges worldwide and as such can exit positions within hours. Even AHL's most illiquid positions can for the most part be traded out within 24 hours.

During the year Asset Management conducted a risk review exercise to cater for the RMF integration process. This included a comprehensive harmonisation of risk management standards across the business and a resource review to ensure that risk, reporting and compliance activities are scaleable to accommodate the Group's continued strong growth. The success of a major acquisition, such as that of RMF, is often dependent upon a clear and efficient integration process. The integration of RMF into Asset Management was led by the senior management of both organisations and implemented through a series of operating committees to produce a single organisational and reporting structure. The integration was completed by year-end.

In the early stages of testing the trading systems and styles of new managers, Asset Management will often make a proprietary investment before committing client money. The risk exposure associated with the Group's proprietary trading is modelled on a form of value at risk. At year-end, the value at risk was determined to be £13.0 million. The results of all proprietary trading are brought into Asset Management net performance fee income. In addition, as part of the monthly liquidity service provided to investors in many composite products, Asset Management will hold units in Glenwood funds, RMF funds and other underlying managers for short periods. The value at risk associated with these activities was £6.2 million as at year-end.

Brokerage

Brokerage is primarily an agency, or matched principal, business offering execution and trading services, mostly in exchange traded products and does not generally seek to take positions for its own account in any markets. The highly regulated environment in which Brokerage operates imposes extensive reporting requirements and continual self-assessment and appraisal. The operating units work closely with regulators to ensure that the highest operating standards are maintained. Brokerage also maintains regulatory capital above the minimum requirements of the markets in which it operates.

Mathematical risk models including value at risk and sensitivity analyses, are used to help estimate any exposure to market risk, for example where clearing client trades, and design appropriate limit structures. Client activity levels are monitored daily to ensure market and credit exposures are maintained in accordance with agreed risk limits. Daily and even intra-day margin calls are made on clients to reflect market movements affecting client positions.

The Brokerage Credit Committee meets regularly to perform credit and oversight reviews of customers and ensure adherence to divisional and Group exposure limits. In addition regular reviews of clients' financial standing are also undertaken with a strict review and approval procedure. Each key trading centre holds daily risk meetings to assess their clients' positions and risks. Any credit risk is diversified, with the majority of customers and counterparties operating in OECD countries. In addition to the regular review of counterparty and country limits, other measures are undertaken to further mitigate credit risk including holding margin or other collateral against client positions, in some cases in excess of exchange requirements. Man grades countries according to its perception of risk, and rates counterparties according to their creditworthiness. This process is used by Group Risk Committee to limit, and monitor, country and counter-party risk concentrations.

Brokerage generally utilises its own treasury management function to manage interest income and interest rate exposures on segregated balances held on behalf of customers in accordance with regulatory requirements. Interest income retained by the business on these balances is shown as net trading interest income in the segmental profit and loss account of Brokerage shown earlier in this Review.

Business continuity and disaster recovery

Risk of disablement of the Group's business critical systems at any key location is mitigated by the geographical spread of the Group's main offices and the existence of dedicated communication links between key offices. Key trading, risk management and operational functionality can be provided from more than one location. Data back-up to remote locations is designed to ensure that information can be recovered rapidly and independently of any disabled location. In addition, disaster recovery facilities are provided for key centres, replicating as necessary the functionality of that location. The Group has formal invocation procedures for each location in the event of disruption and incident management committees to determine the nature and scale of any event and trigger the relevant level of response.

During the year the Group established a purpose built, dedicated disaster recovery facility in Kent, replicating the functionality of its entire London office, to be used in the event of any major disruption affecting central London. This site is currently undergoing systems testing and should be fully operational later in the summer. The Group previously relied on a number of recovery sites at different London locations, which will be retained and utilised for any short-lived incident specific to the Group's headquarter building.



Peter Clarke
Finance Director

Board of Directors


1


2


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4


5


6


7


8

1 Harvey McGrath *
Non-executive Chairman, Chairman of the Nomination Committee
51, joined Man in 1980 from Chase Manhattan Bank. He was appointed to the Group Board in 1986, became Chief Executive in 1990 and was appointed as Chairman in March 2000.

2 Stanley Fink
Chief Executive
Chairman, Man Investments
45, a chartered accountant, joined Man in 1987 as a director with specific responsibility for mergers, acquisitions and treasury, becoming Group Finance Director in 1992. He was appointed Managing Director of Man Investments in 1996 and then Chairman in 2002. He became Group Chief Executive in March 2000.

3 Peter Clarke
Finance Director and Company Secretary
43, a solicitor, joined Man in 1993 from the investment banking industry, having worked at Morgan Grenfell and Citicorp. He became head of Corporate Finance & Corporate Affairs and Company Secretary in 1996. He was appointed to the Group Board in 1997 and became Finance Director in May 2000.

4 Kevin Davis
Managing Director, Man Financial
42, joined Man's Brokerage division in 1991 where he became a Managing Director in 1997. He was appointed to the Group Board in April 2000.

5 Stephen Nesbitt *
Non-executive director
54, joined Man in 1987 as a director. He was appointed Chairman of Man Investments and Man Financial in 1989 and became a non-executive director in 1997. Before joining Man he was a partner at Simmons & Simmons.

6 Alison Carnwath *§†
Independent non-executive director
Chair of the Audit and Risk Committee
50, a chartered accountant, was appointed a non-executive director in January 2001. She is currently Chair of The Vitec Group plc and non-executive director of Friends Provident plc and Gallaher Group Plc and a number of other UK companies. Prior to that she spent 20 years working in investment banking, latterly as a managing director of Donaldson, Lufkin & Jenrette in New York.

7 Glen Moreno *§†
Senior independent non-executive director
59, was appointed a non-executive director in 1994. He is a director and former Chief Executive of Fidelity International, a trustee of The Prince of Liechtenstein Foundation and of LGT Global Trust. Previously he was a group executive and policy committee member of Citicorp and Citibank.

8 Dugald Eadie *§†
Independent non-executive director, Chairman of the Remuneration Committee
58, was appointed a non-executive director in January 2002. He has held a number of senior executive positions in the fund management industry, most recently as group managing director of Henderson plc until its acquisition by AMP in 1998, retiring from Henderson in 1999. He was joint Chairman of the Society of Investment Professionals from 1999 to 2001 and is an Honorary Fellow of the Faculty of Actuaries.

§ Member of the Audit and Risk Committee
* Member of the Nomination Committee
† Member of the Remuneration Committee

Corporate Social Responsibility Report

The Board believes that its first responsibility is to enhance the prosperity of the business over time. However the Board acknowledges that it has obligations not only to its shareholders, but also to its other stakeholders including our clients, business partners, employees and the wider community. The Group regularly reviews these social, environmental and ethical obligations. This is done as part of our ongoing Enterprise Wide Risk Management process that seeks to identify and assess significant risks arising from these areas, as well as opportunities to enhance value from them. The Board ultimately takes responsibility for ensuring that such risks are appropriately identified, evaluated and managed. Based on these assessments, and reflecting the nature of the Group's business, we have sought to develop appropriate policies weighted towards the biggest impact areas for the Group.

Our principal policies, procedures and activities in these areas are outlined below.

Employment policies

The Group recognises that people are its greatest asset. We remain committed to maintaining an environment that will attract, develop, motivate and reward employees of high calibre, taking into account the specific requirements of the businesses.

The Group actively promotes involvement in the Company through performance and profit related bonuses, the operation of long-term share-based incentive schemes and other employee share schemes. The Company operates Sharesave schemes in the UK and United States for all employees. Employees, employee benefit trusts and the Board together hold 17.5% (2002: 13.5%) of the Company's issued share capital at the date of this report.

The Group has adopted appraisal and continuing professional development systems based on sound procedures to ensure employees remain proficient and up to date in their roles, to assist them in developing their careers within the Group and to identify appropriate training needs. The Group seeks to ensure that its approach to training leads to forward thinking and business focused solutions to training and development issues to the benefit of both the organisation and employees.

The Group has a policy of non-discrimination on the grounds of colour, race, ethnic or national origin, sex, age or disability. Employees who become disabled during their working life will be retained in employment wherever possible and given help with any necessary rehabilitation and retraining. The Group will not deliberately infringe employees' rights under the Human Rights Act, including an employee's right to freedom of expression and to privacy and family life.

The Group's promotion policy is based on sound procedures to ensure all employees have an equal opportunity to be considered and that the successful candidate is competent to fulfil the more senior position. Wherever possible, job vacancies are advertised internally.

On joining the Group, all employees are required to agree to the Group's policy statement on business principles and ethical conduct. The Group attaches high importance to its reputation for honesty, integrity and high professional and ethical standards. It acknowledges that standards can only be maintained through the actions and conduct of employees and as such the Group provides educational and training programmes for employees where it is appropriate.

Health and Safety

The Group accepts its obligations under the relevant health and safety legislation to ensure, so far as is reasonably practicable, the health, safety and welfare of its employees on Group premises or elsewhere while they are on Group business. We also recognise our responsibility for the health and safety of other people when they come into contact with our business operations.

The Health and Safety Committee works closely with management and employees to ensure that the Health and Safety policy is effectively implemented and maintained. All members have completed appropriate training and they continue to promote greater awareness amongst employees.

The policy is reviewed regularly and additionally in the light of any significant changes to legislation, standards, best practice and business needs.

The Group is committed to providing and maintaining:

- safe work environments, system of work and equipment;
- assessments and measures to eliminate or reduce risk;
- sufficient information, training and guidance necessary to reduce accidents and ill health conditions;
- compliance with legal obligations for employees and others who are affected by our operations; and
- systems for monitoring the policy.

Environment

The Group recognises that environmental issues are of fundamental importance to successful and responsible business strategy. We acknowledge that our main impacts on the environment are the direct ones arising from energy consumption, waste generation and water use. The Group has operations on an international scale and is conscious of its obligations to the environment and local community. We seek to reduce the direct impacts of our activities by improving operational efficiency.

The Group endeavours to:

- give due consideration to environmental issues in the acquisition, design and location of buildings;

- reduce the use of energy in buildings and the associated emissions of carbon-dioxide. The Board is aware of the international commitment to reducing greenhouse gas emissions and as a result currently monitors energy consumption and promotes efficient use of energy in all its buildings. Targets are in place to reduce energy consumption. At its London headquarters, energy efficient heating, lighting and air conditioning equipment have been installed as part of the recent refurbishment. Further, telephone and video conferencing are actively encouraged in order to curb emissions resulting from corporate travel, and interest-free season ticket loans are made available to all UK permanent staff to promote the use of public transport;

- monitor water usage and put in place measures to reduce the usage of water. Water usage targets are in place; and

- balance business needs with the aim of reducing its consumption of materials. As such, extensive use is made of electronic communication in place of paper usage, and at all the Group's principal offices, waste paper is collected and recycled by external contractors. Aluminium cans are also recycled.

The Group's overseas offices are expected, where appropriate, to establish their own environmental policies and are encouraged to do so.

The Community

The Group believes that being active in the wider community is an essential part of the way in which we run our business and regard such involvement as integral to our future. We seek to do this both through charitable giving, encouragement to staff to become involved their local communities and through selective sponsorship of the arts.

During the year the Group made charitable donations of £379,000. In keeping with our desire to encourage employee engagement we give preference to charities where a staff member has an involvement and where our contribution can make a significant difference. Examples of our activities in these areas in the year include:

- In staff involvement, where events included the Lake Zurich Charity Swim which we organised and which raised CHF 350,000 for three charities in Switzerland, the UK and the US.

- In the local community, where the Group is a leading member and supporter of East London Business Alliance, a business led and business funded regeneration agency that encourages and facilitates business involvement in the social and economic regeneration of East London. It assists in the transfer of business skills, experience and resources to community and voluntary projects in East London through a large scale employee volunteering network.

- In education, where the Group has pledged £75,000 over three years to the City of London School Bursary campaign. This has enabled the School to attract matched funding and for scholarships to be awarded to two eleven year olds and two sixth formers, who will be Man Group scholars for seven years and two years respectively.

  The scholars, who all live in London and come from deprived backgrounds, have demonstrated academic potential, especially in mathematics and the sciences. The Group takes pride in the knowledge that their support has enabled these individuals to attend the City of London School.

- In sponsorship of the arts, the Group was delighted to launch the first year of its five year sponsorship of the Man Booker Prize for Fiction. The Prize has as its key objective the promotion of interest in contemporary fiction to a wider community. The increased marketing budget facilitated by our sponsorship will help reach new audiences and further promote quality fiction writing.

Directors' Report

The directors submit their report, together with the audited accounts for the year ended 31 March 2003.

Principal activities

Man Group plc ('the Company') is the holding company for the Man group ('the Group'). A detailed review of the Group's strategy, activities and financial performance is given in the Chief Executive's Strategic and Operating Review on pages 8 to 20 and in the Finance Director's Review on pages 22 to 29. Details of the principal operating subsidiaries are set out on page 78.

Results and dividends

The audited accounts of the Group appear on pages 47 to 77. The Group profit after taxation but before ordinary dividends amounted to £234.5 million.

The directors recommend a final dividend of 14.1 pence per ordinary share giving a total of 23.2 pence per ordinary share for the year. Subject to shareholders' approval at the Annual General Meeting, the final dividend will be paid on 15 July 2003 to shareholders on the register at the close of business on 27 June 2003. The shares will be quoted ex-dividend from 25 June 2003. The Dividend Reinvestment Plan first introduced for the 2001 interim dividend will be available again in respect of the 2003 final dividend. The retained profit transferred to reserves amounted to £159.3 million.

It is the Group's policy to honour all of its contractual commitments and this includes paying suppliers according to agreed payment terms, which are agreed when negotiating transactions. The Company had no external trade creditors at 31 March 2003 or 31 March 2002.

Corporate governance

The Board is committed to high standards of corporate governance and supports the need for clear standards to be laid down to safeguard the interests of shareholders and other stakeholders. The Board is accountable to the Company's shareholders for good corporate governance. Corporate governance continues to be a high profile issue and the Board has taken careful note of the matters raised in the recent Higgs Review of the role and effectiveness of non-executive directors and Sir Robert Smith's report on "Audit Committees, Combined Code Guidance", although these have not yet been incorporated into the Combined Code. During the year the Board reflected many of the recommendations contained in the Higgs and Smith reports in its most recent review of the terms of reference of the principal Board committees.

This statement describes how the Company applies the principles of corporate governance and how it complies with the provisions of the Combined Code, and the guidance "Internal Control: Guidance for Directors on the Combined Code" issued by the Institute of Chartered Accountants in England and Wales.

Statement by the directors on compliance with the provisions of the Combined Code

The Company has been in compliance with the provisions of the Combined Code throughout the year.

The Board of Directors

As at 31 March 2003, the Board comprised three executive directors and five non-executive directors (including the Chairman). There have been no changes to the Board since the year-end. Biographical details of the directors are set out on page 30. In accordance with the Articles of Association, Peter Clarke and Kevin Davis will retire at the Annual General Meeting and, being eligible, offer themselves for reappointment.

The roles of Chairman and Chief Executive are separate, with responsibilities divided between them. Non-executive directors represent the majority of the Board. Of the five non-executive directors, Alison Carnwath, Dugald Eadie and Glen Moreno are considered to be independent non-executive directors and accordingly independent non-executive directors comprise the majority of non-executives. The Board is well advanced in its search for at least one additional independent non-executive director so that independent non-executive directors will comprise at least half of the members of the Board, excluding the Chairman. Glen Moreno is recognised as the senior independent non-executive director and is available to shareholders in the event that they have concerns which have not been resolved through the normal channels with the Chief Executive or Chairman. Harvey McGrath and Stephen Nesbitt, the other two non-executive directors, are not considered to be wholly independent under the provisions of the Combined Code, having both previously held executive office. The non-executive directors met together once during the year without the Chairman or executive directors present.

Prior to their appointment, potential non-executive directors are asked to confirm that they have sufficient time available to meet what is expected of them, including the membership of relevant Board committees. They are also subject to a review to assess their independence and to confirm that they have no other relationships that might affect their judgement. The non-executive directors are appointed by the Board and stand for re-election at the first Annual General Meeting of the Company following their appointment. They hold office for a three-year period, subject to the Company's Articles of Association, whereupon they may stand for re-election by shareholders in General Meeting. They are entitled to a fee for their services plus reasonable out of pocket expenses incurred for Company purposes. They are not entitled to any pension or bonus and cannot participate in any Man Group share based incentive schemes. They are not entitled to any compensation for early termination, save as may be provided for in general law. Non-executive directors are not required to hold shares in the Company but are actively encouraged to do so and each of the non-executive directors does currently hold shares.

All directors are subject to re-election at intervals of no more than three years. Any directors appointed by the Board are subject to re-election by the shareholders at the Annual General Meeting following their appointment. All directors have access to the advice and services of the Company Secretary, Peter Clarke, who is responsible to the Board for ensuring that Board procedures are followed and that there is compliance with applicable rules and regulations. The removal of the Company Secretary is a matter for the Board as a whole. In addition, the Board has established a procedure that enables any director to have access to independent professional advice at the Group's expense.

The Board holds meetings on a regular basis, at least six times per year and additionally for specific purposes as and when required. During the year there were eight Board meetings including a four day strategic planning session attended by senior executives below Board level from across the Group's activities. All Board members attended every meeting during the year. To enable the Board to discharge its duties effectively, all directors receive appropriate and timely information with briefing papers distributed in advance of Board meetings. All new directors receive an appropriate introduction to their responsibilities and the Group's operations, by way of a detailed briefing pack and meetings with senior management.

The Board determines the strategic direction of the Group and is ultimately responsible to shareholders for the good corporate governance and the proper management of the Group's businesses. The Board has a formal schedule of matters specifically reserved to it for decision and has adopted written delegated authorities providing for a tiered approval process for decisions below Board level. The levels of delegated authority are kept under continual review and were reviewed during the year. The Board formally delegates certain of its responsibilities to committees by way of written terms of reference. Details of each committee, its membership and the terms of reference are summarised below. As usual, the Chair of each Committee will be attending the Company's Annual General Meeting to answer any questions regarding the Committees' activities and responsibilities.

Nomination Committee
The Nomination Committee is appointed by the Board and is responsible for identifying, assessing and nominating for the approval of the Board, candidates to fill vacancies as and when they arise. This includes consideration of the reappointment of non-executive directors at the conclusion of their specified term of office and the re-election by shareholders of any director under the retirement by rotation provision of the Company's Articles. It is also responsible for considering succession planning for both the Board and senior management positions. The Committee comprises all of the non-executive directors and accordingly has a majority of independent non-executive directors. The Board considers that the position of Group Chairman necessitates a leading role in the composition and balance of the Board and accordingly the Committee is chaired by Harvey McGrath. The Committee meets at least once a year and otherwise as and when required. There was one meeting during the year with all members present. During the year the Committee reviewed its terms of reference.

Remuneration Committee
The Remuneration Committee is appointed by the Board and is responsible for setting remuneration for all executive directors and the Chairman of the Board, and agreeing the framework and policy for the remuneration of directors and other members of senior executive management, including eligibility for benefits under long-term incentive schemes. The Committee approves the terms of any service agreement to be entered into with any executive director and any proposed compensation for termination. The Committee is exclusively responsible for selecting and appointing any remuneration consultants who advise the Committee. The Remuneration Report, set out on pages 39 to 44, includes details of the Committee's activities, a statement of the Company's remuneration policy and the procedures for determining executive directors' remuneration. The Remuneration Committee comprises three independent non-executive directors: Dugald Eadie (appointed Chairman 11th September 2002), Glen Moreno and Alison Carnwath. The Committee met three times during the year with all members present on each occasion. During the year the Committee reviewed its terms of reference.

Audit and Risk Committee
The Audit and Risk Committee is appointed by the Board. The Committee comprises three independent non-executive directors: Alison Carnwath (Chair), Dugald Eadie and Glen Moreno. The Committee met five times during the year, with all members present on each occasion. The Committee is responsible for:

- Selecting and appointing the external auditors, approving their terms of reference and fees, and determining with the auditors the nature and scope of the audit work.

- Reviewing the performance, independence and objectivity of the external auditor and ensuring appropriate rotation of audit partner.

- Monitoring and reviewing the resources and effectiveness of Internal Audit (including approving the appointment or removal of the head of Internal Audit) and agreeing the Internal Audit programme for the forthcoming year.

- Considering all Internal Audit reports, management's response to any recommendations, and monitoring the progress of any required actions.

- Reviewing the procedures for handling allegations from "whistle blowers".

- Reviewing management's and Internal Audit's reports on the effectiveness of systems for internal financial control, financial reporting and risk management (including review of the Group's corporate governance procedures, Enterprise Wide Risk Management process, Group Risk Committee and regulatory reporting and compliance reports).

- Reviewing, prior to formal submission to the Board, the Group's interim and annual financial statements, in particular: any significant issues arising from the audit; the accounting policies; any issues requiring a significant element of judgement; the clarity of disclosures; compliance with applicable accounting and legal standards; and the statements on internal control systems and business risk assessments.

In furtherance of the need to monitor and report external auditor independence, the Committee and the Board have adopted a formal policy regarding the engagement of the external auditor in the provision of any non-audit services. This policy precludes the external auditor from providing certain services (including internal audit work) and permits limited other services subject to low fee thresholds and/or to prior approval by the Committee.

The proceedings of the Committee are reported to and discussed by the Board. The Chief Executive, Finance Director and other directors attend Committee meetings by invitation but are not members. The Group's external auditors and the head of Group Internal Audit are also invited to attend for all or part of meetings. Senior management representatives of business areas frequently attend meetings when the Committee is considering Internal Audit reports on their activities. Risk, compliance and regulatory reports are also made available to the Committee together with the attendance of the relevant senior managers. The Committee is empowered to seek the attendance of any Group employee and to engage (at the Company's expense) the services of such external professional advice as it may consider appropriate.

The Committee has a discussion with the head of Internal Audit and the external auditors at least once a year without executives present to ensure that there are no unresolved issues of concern. During the year the Committee reviewed its terms of reference.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for reviewing their effectiveness. The systems aim to safeguard assets, and ensure proper accounting records are maintained so that the financial information, used within the business and for publication, is reliable. The systems are designed to manage key risks rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The directors and senior managers of the Group are committed to maintaining high standards and a control conscious culture, so as to preserve and enhance the Group's reputation in its markets. The Group's activities are subject to high levels of regulatory oversight in many jurisdictions, particularly in the UK and the US, and significant Group resources are allocated to ensure compliance. This oversight includes obligations of regular compliance reporting, the maintenance of minimum levels of capital and periodic audit by regulators.

The Board operates an enterprise-wide risk management process ("ERM") for identifying, evaluating and managing the significant risks faced by the Group. The ERM process is now well established and has been in place throughout the year under review and up to the date of this report. ERM provides a systematic context for the identification, understanding and treatment of risk at the "inherent" level and also at the "residual" level, after taking account of the control environment in place. The process is regularly updated by the divisions so as to reflect their current business activities and changing markets. The ERM output is reviewed by the Board and the Audit and Risk Committee and accords with the guidance in the "Internal Control: Guidance for Directors on the Combined Code" (the Turnbull guidance).

The key elements of the system of internal control are reflected in the processes, structures and reporting systems summarised below:

- A clear organisation and reporting structure established by the Board, with business units operating under clearly defined policies and within written levels of delegated authority. Careful attention is given to segregation of duties in the business units.

- Regulatory, risk and compliance resources embedded within divisional businesses, charged with monitoring and reporting (independently of their line management) compliance with local regulatory and legal requirements, and appropriate Group policies.

- A structure of investment committees within Asset Management, responsible for determining, monitoring and overseeing internal and external investment management processes and compliance with product mandates.

- The ERM process for identifying and evaluating the significant strategic, financial and operational risks facing the Group at business unit level and at Group level, which is reviewed and updated at least annually at all levels (including at the Group Board and the Audit and Risk Committee).

- The assessment and documentation, through the ERM process, of the Group's appetite for risk at all levels and a regular review and testing (by Internal Audit in the case of all significant risks) of the stated and documented control environment. Careful attention is given to segregation of duties.

- A regular review by Internal Audit of the system of internal control, based on an audit programme approved annually by Audit and Risk Committee, and focusing on areas of greatest perceived risk as identified through ERM.

- Clearly defined limits for position, market, counterparty and credit by customer and by market, set and monitored by the Group Risk Committee within the authority approved by the Board and the Audit and Risk Committee. The Group Risk Committee comprises the executive directors and other senior executives, including the head of Group Risk, Treasury, Tax and Internal Audit personnel. Group financial risk data is collected globally and reported on through a Group Risk database.

- Formal business continuity plans and appropriate remote data back-up and disaster recovery facilities for each of the Group's key locations to ensure the rapid recovery of business critical systems and functions in the event of disruption at any key location.

- A medium and long-term strategic planning process, approved by the Board, addressing the projected financial performance, capital and liquidity needs of the Group and reviewing consistency with financial and business objectives. The formal Board approval of major investments and business developments, with centralised control of due diligence and acquisition appraisal.

- An annual budget approved by the Board and monthly financial reporting to the Board by the Finance Director, including comparisons against budget and forecasts for the full financial year, together with a review of key performance indicators. The monthly reporting includes liquidity, risk and compliance information and updates. Monthly business updates are provided in writing to the Board by the chief executive of each division.

- Clearly defined operational policies regarding funding and liquidity requirements, which are provided via the central Group Treasury function which also hedges foreign exchange and interest rate risks on behalf of the individual businesses on the basis of established policies. A Banking and Guarantees Committee of the Board approves the documentation supporting the Group's funding and guarantee requirements.

The Board has reviewed the effectiveness of the system of internal control. Compliance with the system of internal control is monitored by line management, regular reporting through subsidiary boards and Board committees, and through the Internal Audit programme. The Board receives annual written confirmation from subsidiary directors and divisional management that the Group's approach to, and required standards for, risk management and internal control is understood and that risk is consistent with and managed in accordance with the Group ERM framework. These procedures provide for assurance to be given at higher levels of management and, finally, to the Board.

This process is facilitated by Internal Audit who also provide a degree of assurance as to the operation and validity of the system of internal control and the self assessment process. Internal Audit's programme of independent review is driven by the results of the risk identification process and work performed includes a detailed examination of related key controls. The results of internal audits and investigations are reported to the Audit and Risk Committee, which reviews the assurance procedures and reports to the Board.

In the case of companies acquired during the year, including RMF Investment Group, which was acquired on 30 May 2002; and GNI Holdings Limited, which was acquired on 6 November 2002, the internal controls in place in these companies have been reviewed as part of the due diligence process prior to their acquisition and have been integrated into the Group's systems.

Statement of directors' responsibilities
The directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss and cash flows of the Group for the financial year.

The directors, in preparing the accounts set out on pages 47 to 77, consider that the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that proper accounting records are kept which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the accounts comply with the Companies Act 1985. The directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Group website. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that have occurred to the Accounts since they were initially presented on the website. It should be noted that information published on the Internet is accessible in many countries, some of which have different legal requirements relating to the preparation and dissemination of Financial Statements.

The directors confirm that they have complied with the above requirements.

Going concern
After making enquiries the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future and accordingly continue to adopt the going concern basis in preparing the accounts.

Share capital
Details of movements in the share capital of the Company are given in note 22 to the accounts. During the year, the Company purchased in the market for cancellation 4,140,000 of its ordinary shares of 10p each at a total cost of £38.5 million, giving an average repurchase cost of 930 pence per share. This was done to return capital to shareholders at share prices that were earnings enhancing. These transactions represented some 1.3% of the issued ordinary share capital at 31 March 2003. As at 22 May 2003, the Company has an unexpired authority to repurchase further shares up to a remaining maximum of 22,582,017 ordinary shares.

Resolutions relating to the Company's share capital are to be proposed at the Annual General Meeting and are set out in the Notice of Meeting. Further details are given in the accompanying letter from the Chairman.

As at 15 May 2003, the Company had been notified of three holdings of 3% or more, in its share capital, being that of D H Rosenblum, a former director of the Company (3.63%), Rainer-Marc Frey, a current employee of the Group (3.07%), and Barclays Plc (3.01%).

Details of the directors' interests in the share capital of the Company and details of directors' share options are set out in the Remuneration Report. There have been no changes in the directors' share interests between 31 March 2003 and the date of this report.

Investor relations

The Company enters into a dialogue at appropriate times with its institutional shareholders, whilst having regard to the UK Listing Authority's guidance on the dissemination of price sensitive information. The Group's non-executive Chairman frequently attends meetings with institutional investors and always attends results' presentations. Copies of all results announcements are carried in full on the Company's website www.mangroupplc.com as soon as they are published, together with announcements required to be made in accordance with the UK Listing Authority Listing Rules and other investor presentation material. The Company encourages research coverage of its business activities by analysts and rating agencies and for this purpose makes available the time of the Chief Executive and Finance Director.

Full use is made of the Annual General Meeting to communicate with private investors. The Company will continue the practices of making available at the Annual General Meeting the level of proxies lodged on each resolution, despatching the notice of the Annual General Meeting and related papers more than 20 working days before the meeting, and proposing each substantially separate issue as an individual motion. It is intended that all members of the Board will, as usual, attend the 2003 Annual General Meeting and will be available to answer questions both during and after the Meeting.

Annual General Meeting

The Company's Annual General Meeting will be held at 11 am on 9 July 2003, at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Employees, environment and charitable donations

The Group's policies in relation to employees and the environment and details of the Group's charitable donations in the year are included in the Corporate Social Responsibility Report, which immediately precedes the Directors' Report.

Auditors

Following the conversion of our auditors, PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned and, upon the recommendation of the Audit Committee, the directors appointed PricewaterhouseCoopers LLP as auditors. PricewaterhouseCoopers LLP have indicated their willingness to continue in office and resolutions will be proposed at the Annual General Meeting to re-appoint them as auditors of the Company and to authorise the directors to determine their remuneration for the current year.

The Board and the auditors as a matter of professional practice maintain safeguards to avoid the objectivity and independence of the auditors from becoming compromised. The Board and the Audit and Risk Committee have adopted a formal policy regarding the engagement of the external auditor in the provision of any non-audit services. For the year, the ratio of non-audit fees to audit fees was 65%. This is higher than historically and is due to the work carried out by the Group's external auditors in connection with due diligence and financial reporting relating to the acquisition of RMF and the exchangeable bonds issue, both of which required the issuance of Listing Particulars. Further controls over the relationship of the Group with the auditors are operated by the Audit and Risk Committee and are noted above.

By Order of the Board
Peter Clarke
Company Secretary
22 May 2003

Remuneration Report

The directors submit their Remuneration report for the year ended 31 March 2003.

The Remuneration report sets out the Company's policy on the remuneration of executive and non-executive directors with details of their remuneration packages (including share incentive scheme awards), service contracts and disclosable interests in the issued share capital of Man Group plc in respect of the year ending 31 March 2003. The report will be put to an advisory vote of the Company's shareholders at the Annual General Meeting to be held on 9 July 2003.

The Remuneration Committee comprises only independent non-executive directors: Dugald Eadie (Chairman, appointed on 11 September 2002), Glen Moreno and Alison Carnwath. It is responsible for setting the remuneration of all executive directors and the Chairman of Man Group plc. It is also responsible for determining the framework and policy for the remuneration of senior executives below Group board level across the Man Group.

Executive remuneration policy

The Group aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages which are linked to (a) the achievement of agreed individual objectives; (b) the achievement of the Group's key financial and business targets (as set out in the Finance Director's Review); and (c) the creation of long-term shareholder value. In assessing the competitiveness of remuneration, salaries and bonuses have been reviewed against external market data provided by independent professional consultants. To retain flexibility in the application of its remuneration policy on an annual basis, the Committee seeks to give a high proportion of total annual compensation in the form of variable bonus payments. The Committee does not consider it appropriate to establish any maximum percentage of salary payable by way of annual bonus. It is also policy to align the interests of executive directors and senior executives with the Group's shareholders through the promotion and encouragement of share ownership, by offering participation in share-based long-term incentive schemes, details of which are set out in this report. The Remuneration Committee's policy with regard to the remuneration of executive directors is not expected to change in the current year.

The remuneration of executive directors consists of annual salary, car allowance, health and disability benefits, an annual cash bonus scheme, pension contribution and participation in long-term incentive schemes. In the case of executive directors who are relocated to overseas offices, an additional housing allowance may be paid. Only base salary is pensionable. Details of each individual director's remuneration, shareholding and, where applicable, share options and long-term incentive plan benefits are set out in this report.

Service contracts

The executive directors' service agreements are all terminable on the expiry of not more than 12 months' notice. They contain no contractual entitlement to be paid any fixed amount of bonus or right to participation in any of the Group's share-based incentive schemes, participation in which is at the Remuneration Committee's discretion. To protect the Group's business interests, executive directors' contracts contain non-compete covenants designed to be applicable to the extent permitted under the law of the relevant jurisdiction. The executive directors' service agreements do not include any fixed provisions for termination compensation. The Committee is mindful of the need to consider what compensation commitments, if any, are appropriate in the event of the termination of executive directors' contracts, bearing in mind the Group's legal obligations and the individual's ability to mitigate their loss. The Committee must approve in advance any proposed termination payments.

The non-executive directors are appointed by the Board. Details of their terms of appointment are given in the Directors' Report.

Salaries

Salary ranges are established by reference to those prevailing in the employment market generally for executives of comparable status, responsibility and skills. Particular regard is paid to salary levels within other leading companies in the financial services sector and the need in many cases to secure the services of senior executives who have international experience and flexibility in job location. These comparisons are made with the assistance of independent remuneration surveys. Salaries are reviewed annually.

The fees of the non-executive directors are determined by the Board within the limits contained in the Articles of Association.

Pension provision

The Group operates pension and retirement benefit schemes for its employees in a number of countries. Base salary is the only component of remuneration which is pensionable. All executive directors are eligible to participate in the Group's pension arrangements generally operating in the jurisdiction in which they work. Alternatively, the Group will, at the executive director's request and subject to applicable limits and regulations, make a contribution of up to 10% of pensionable salary to a private pension plan nominated by the director.

Performance-related cash bonuses

In addition to base salary, all executive directors and senior executives are eligible for an annual performance-related cash bonus, which is non-pensionable. Total bonuses available across the Group for distribution to eligible employees (including executive directors) are determined by reference to the pre-tax profit of each business unit after making certain adjustments, including a charge for the capital allocated by the Group to the operation of that business and any credit usage.

Bonuses for executive directors are discretionary. In considering the appropriate level of bonus for each director, the Committee considers (a) the extent to which the individual has achieved their agreed personal objectives for the year and (b) the extent to which the Group has achieved its stated business and financial targets. The Group's longstanding key targets are: significant growth in diluted underlying earnings per share (up 33% in the year); maintaining a high level of post-tax return on equity (26.9% for the year); and growing assets under management (up 40% before acquisitions and up 144% taking into account acquired funds). In a year of significant out-performance against these targets, total cash bonuses paid to executive directors for the year are 18% higher than last year, somewhat less than the growth in underlying earnings per share. The bonus of each executive director, as determined by the Remuneration Committee against these measures on an individual basis, is shown in the table on page 42.

Long-term share-based incentive schemes

The Man Group has always sought to facilitate significant equity ownership by directors and senior management, principally through schemes which encourage and assist the purchase of shares with their own money or by way of bonus sacrifice. The Group makes limited use of option schemes and consequently the bulk of the cost of operating its share schemes is treated as an expense and passes annually through the Group's profit and loss account. The Board and employees worldwide together currently own an estimated 18% of the Company's share capital, either directly or through employee trusts established and funded for this purpose. The Board alone directly holds 6% of the issued capital. The employee trusts are included in the Group's Consolidated Accounts.

Executive directors are eligible to participate in the Performance Share Plan, Assisted Purchase Scheme and Share Option Scheme, in each case at the Remuneration Committee's discretion. Both the Board and the Remuneration Committee believe that it is inappropriate to use short-term share price movements as a measure of management performance; true long-term shareholder value will be created through long-term growth in earnings per share and the maintenance of high levels of post-tax return on capital. For this reason, these two measures form the basis of the performance criteria applicable to the Group's long-term share-based Incentive Schemes. The Committee is not aware of any listed companies of substantial size whose main business activities are comparable in nature and scale to that of the Man Group, and accordingly the Committee does not see any merit in trying to benchmark performance criteria against comparable companies.

The performance graph below compares the Company's total shareholder return performance against the FTSE 100 Index. The FTSE 100 is the 100 largest UK quoted companies by market capitalisation. It has been chosen because it is a widely recognised performance comparison for large UK companies. The graph shows the change in the hypothetical value of £100 invested in the Company's ordinary shares on 31 March 1998, compared with the change in the hypothetical value of £100 invested in the FTSE 100 Index, at 31 March in each year. This shows that Man has materially outperformed the FTSE 100 for this period.


Total Shareholder Return (£)
Man Group plc
FTSE 100
550
500
450
400
350
300
250
200
150
100
50
0
100
125
109
223
116
357
102
521
98
435
69
1998
1999
2000
2001
2002
2003

Source: Datastream

The following is a summary of the long-term share-based incentive schemes operated by the Group during the year.

Performance Share Plan

This is a long-term incentive plan for executive directors and senior executives first approved by shareholders in 1996 and amended at the 2001 AGM. Awards are performance-related over a three year measurement period based on the level of post-tax return on average capital employed ('Return on Equity') achieved by the Group throughout that period. Return on equity, for this purpose, is defined as the post-tax profit for the year before goodwill amortisation and any exceptional items relating to the disposal of the Agricultural Products businesses, divided by the average of the opening and closing equity shareholders' funds. No award will be transferred unless the Group maintains an average annual Return on Equity of at least 20% (18% pre July 2001 awards) across the performance period and awards will be transferred at levels above this on a sliding scale. Full benefits of an award can only be transferred when annual Return on Equity has averaged 30% (24% or more pre July 2001 awards). These return targets represent a multiple of the Group's weighted average cost of capital and are considered by the Committee to be both challenging and appropriate. Additionally, no pre July 2001 award is capable of being transferred (regardless of the level of Return on Equity achieved) unless aggregate earnings per share growth over the performance period has exceeded the growth in the Retail Prices Index for the same period by at least 6%.

Entitlements are subject to an additional one year restriction on transfer to participants dependent upon continued employment with the Group. The 2000 awards vested at 100% and will be transferred in June 2004. The 1999 awards vested at 100% and will be transferred in June 2003. The 1998 awards vested at 100% and were transferred in June 2002. The 1997 awards did not vest as the required performance levels were not met. The 1996 awards vested at 86% and became exercisable in September 2000.

Additionally the Plan allows participants to invest part or all of their annual performance-related cash bonus in shares in the Company ('invested shares'). In return, a participant will be provisionally allocated such number of additional shares as represents the amount of their investment gross of personal tax and social security liabilities ('matching shares'). In addition, shares purchased under the Assisted Purchase Scheme (see below) are eligible for a matching allocation under the Plan on a one-to-one ratio. The provisional allocation of matching shares will be subject to the same performance criteria and three year performance period as set out above, and to continued employment with the Group over four years. A participant may withdraw their invested shares at any time but if, and to the extent that they do so during the performance period, the corresponding allocation of matching shares lapses.

Share Option Schemes
An Inland Revenue Approved and Unapproved Scheme, The Man Group Executive Share Option Scheme 2001, was established following shareholder approval at the 2001 AGM. Selected senior employees and executive directors are eligible to participate. All grants of options are subject to Remuneration Committee approval. Details of options held by executive directors are set out in the table below. Options issued under the Scheme may normally only be exercised between three and ten years from the date of grant and are subject to the satisfaction of performance conditions. 50% of each option will vest if the Company's underlying earnings per share growth matches or exceeds the growth in RPI plus 3% per annum, with the entire option vesting at RPI plus 6% per annum. Performance criteria are calculated from the end of the financial year prior to the grant of option. If the targets attached to any option are not reached after three years the EPS performance will be remeasured annually for a further two years. If the targets are not satisfied after five years, the option will lapse. The Remuneration Committee considers underlying earnings per share (that is earnings from net management fee income and Brokerage net income, and therefore excludes net performance fee income, Sugar Australia, goodwill amortisation and exceptional items) to be appropriate. The effect of performance fee income is excluded as it can be volatile when comparing between accounting periods. The Committee also considers these targets to be suitably challenging.

Assisted Purchase Scheme
The Group has established and contributes to a discretionary trust for the benefit of employees of the Group (including executive directors) to facilitate the acquisition of shares in the Company as long-term holdings. The current trustee, who is not connected with the Group, is Ansbacher Trustees (Jersey) Limited. The trustee acquires shares in the market, which it will sell on at the prevailing market price on deferred payment terms. In the case of executive directors, such assistance is subject to prior approval by the Remuneration Committee. As at 31 March 2003 the directors receiving such assistance were: Peter Clarke £1,400,252, payable in annual instalments during the period to November 2007; Kevin Davis £664,002, payable in annual instalments during the period to November 2007 and Stanley Fink £2,800,402, payable in annual instalments during the period to November 2007.

Co-Investment Scheme
This is a long-term incentive scheme, designed to encourage senior executives (excluding directors) to invest a proportion of their cash bonus by purchasing shares in the Company and to facilitate their retention. It is a matching scheme whereby the Group matches on an agreed basis the pre-tax amount of bonus invested in the scheme provided that the bonus investment shares are retained by the employee for three years. The matching award can be exercised for no payment after four years provided that the employee is still employed by the Group. The Scheme operates on a four-to-one matching basis. The amount a participant can invest cannot exceed 100% of their bonus. The only director participating in the Co-Investment Scheme during the year was Kevin Davis, who was granted awards prior to becoming a director.

Other Employee Share Schemes
In 2001, the Group introduced an Inland Revenue approved Sharesave Scheme in the United Kingdom and an Internal Revenue Code qualifying employee Stock Purchase Plan in the United States. Both are all-employee plans and executive directors are entitled to participate, subject to the relevant terms and conditions. The UK Sharesave Scheme contracts are for three or five year periods, with each participant permitted to save up to £250 per month to purchase Man Group plc shares at a discount. The initial grant was made in October 2001 and a further grant in June 2002. The discount was 20% of the market value near the time the option was granted. Under the US Stock Purchase Plan, each participant is permitted to save up to $375 per month to purchase Man Group plc shares at a discount, normally after a 24 month period and is subject to a restriction on transfer of one year following purchase. The initial grant, for a 17 month period, was made in January 2002 and a further grant for a 24 month period was made in June 2002. The option price was at a 15% discount to the market value on the date of grant.

Directors' remuneration

The remuneration of the directors listed by individual director is as follows:

	Salary and fees £'000	Benefits† £'000	Annual bonus £'000	**2003 Total £'000**	2002 Total £'000
Executive directors					
Peter Clarke	279	70	1,700	2,049	1,729
Kevin Davis	270	226	1,900	2,396	2,131
Stanley Fink	375	138	3,300	3,813	3,219
Non-executive directors					
Harvey McGrath	272	–	–	272	273
Alison Carnwath	50	–	–	50	50
Dugald Eadie ¢	50	–	–	50	9
Glen Moreno	50	–	–	50	50
Stephen Nesbitt	50	–	–	50	50
Garth Ramsay #	–	–	–	–	13
31 March 2003	1,396	434	6,900	8,730	
31 March 2002	1,308	366	5,850		7,524

Resigned 6 July 2001
¢ Appointed 29 January 2002
† The benefits of Peter Clarke and Stanley Fink almost entirely relate to a taxable benefit in kind assessment in connection with the Assisted Purchase Scheme (details of which are given on page 41). The benefits of Kevin Davis principally relate to the Assisted Purchase Scheme and to a housing allowance, as he has been relocated to an overseas office.

Retirement benefits accruing to Peter Clarke under a defined benefit pension scheme, and contributions to money purchase schemes relating to other directors were as follows:

	Defined benefit scheme							
	Age	**Accrued pension# at 31 March 2003 £'000 per annum**	Increase in accrued pension during the year £'000 per annum	Increase in accrued pension during the year (net of inflation) £'000 per annum	Transfer value+ at 31 March 2003 of increase in accrued pension during the year (net of inflation £'000	**Transfer value+ of accrued pension at 31 March 2003 £'000**	Transfer value+ of accrued pension at 31 March 2002 £'000	Decrease in transfer value+ over the year £'000
Peter Clarke	43	17	2	1	8*	158	186	(33)*

The accrued pension is the amount that would be paid if the director left service at the relevant date.
+ The transfer values have been calculated in accordance with the guidance note "GN11" published by the Institute of Actuaries and Faculty of Actuaries.
* These figures have been adjusted so that they are net of the director's contributions paid during the year of £4,845.

	Money purchase schemes	
	2003 £'000	2002 £'000
Kevin Davis	13	12
Stanley Fink	37	35

Shares under option under the Man Group Executive Share Option Scheme 2001 (a)

	Date of grant	Number of options: 1 April 2002	Granted during year	Exercised during year	31 March 2003	Option price	Earliest exercise date	Latest exercise date
Peter Clarke	July 2001	54,083	–	–	54,083	924.5p	July 2004	July 2011
	June 2002	–	52,301	–	52,301	956.0p	June 2005	June 2012
Kevin Davis	July 2001	54,083	–	–	54,083	924.5p	July 2004	July 2011
	June 2002	–	52,301	–	52,301	956.0p	June 2005	June 2012
Stanley Fink	July 2001	75,716	–	–	75,716	924.5p	July 2004	July 2011
	June 2002	–	73,222	–	73,222	956.0p	June 2005	June 2012

Notes:
(a) Details of this scheme and the conditions under which options can be exercised are given on page 41.

Shares under option under the Approved Man Group Sharesave Scheme (a)

	Date of grant	Number of options: 1 April 2002	Granted during year	Exercised during year	31 March 2003	Option price	Exercise price	Gain on exercise £'000
Stanley Fink	October 2001	2,268	–	–	2,268	744p	–	–

Notes:
(a) Details of this scheme and the conditions under which options can be exercised are given on page 41.

Shares awards and matching awards under the Performance Share Plan (a)

	Performance Share Plan				Performance Share Plan Matching Awards			
	Outstanding at 31 March 2002	Awarded during year (e)	Transferred in year (b)	Outstanding at 31 March 2003 (c)	Outstanding at 31 March 2002	Awarded during year (e)	Transferred in year	Outstanding at 31 March 2003 (d)
Peter Clarke	162,466	28,078	52,000	138,544	354,973	52,138	83,612	323,499
Kevin Davis	119,656	28,078	30,000	117,734	83,973	20,855	–	104,828
Stanley Fink	191,106	38,478	58,667	170,917	468,612	315,433	–	784,045
Harvey McGrath	209,521	–	86,667	122,854	–	–	–	–

Notes:
(a) The details of the Performance Share Plan are given on page 40, including the performance criteria that are required to be met before any share awards become eligible for transfer.
(b) Shares awarded to Peter Clarke, Kevin Davis, Stanley Fink and Harvey McGrath in 1998 and matching shares awarded to Peter Clarke in 1998 under the Performance Share Plan were transferred to them on 19 June 2002. The share price was 959p at that date giving the following market values: Peter Clarke £1,300,519; Kevin Davis £287,700; Stanley Fink £562,616; and Harvey McGrath £831,136.
(c) Of the Performance Share Plan shares outstanding at 31 March 2003, the following shares will be transferred in June 2003 in relation to the 1999 awards, as all performance criteria have been met: Peter Clarke 45,782 shares; Kevin Davis 24,972 shares; Stanley Fink 45,782 shares; and Harvey McGrath 72,142 shares.
(d) Of the matching shares awarded under the Performance Share Plan outstanding at 31 March 2003, the following shares will be transferred in June 2003: Peter Clarke 138,750 and Stanley Fink 144,531 shares.
(e) In relation to shares awarded during the year, the share price was 959 pence on 19 June 2002, the date of the awards.

Matching share awards under the Group's Co-Investment Plan (a)

	Outstanding at 31 March 2002	Awarded during year	Exercised in year (c)	Outstanding at 31 March 2003 (d)
Kevin Davis (b)	136,308	–	51,282	85,026

Notes:
(a) Details of the Group's Co-Investment Plan are given on page 41.
(b) Kevin Davis was granted matching awards under this scheme prior to his appointment as a director. These awards are exercisable between four and seven years from the date of grant for no consideration.
(c) Kevin Davis exercised his 1997 and 1998 awards on 19 June 2002 when the share price was 959p, giving a market value of £491,794.
(d) Kevin Davis' outstanding matching awards were granted as follows: 1999; 36,006 shares and 2000; 49,020 shares.
(e) Exercise price on the above matching awards is £1 in aggregate.

Directors' interests in ordinary shares of Man Group plc (a)

	31 March 2003	31 March 2002
Alison Carnwath	**65,422**	9,000
Peter Clarke	**689,235**	624,997
Kevin Davis	**1,147,927**	1,114,972
Dugald Eadie	**50,000**	25,000
Stanley Fink	**4,813,298**	4,934,920
Harvey McGrath	**7,026,800**	7,336,800
Glen Moreno	**20,000**	20,000
Stephen Nesbitt	**6,094,257**	6,094,257

Notes:
(a) All of the above interests are beneficial, except the interests of Kevin Davis and Stanley Fink which include their non-beneficial interests in 153,000 and 127,500 ordinary shares respectively held by them as trustees of trusts of which they are also beneficiaries, and the interests of Stephen Nesbitt which include a non-beneficial interest in 100,000 ordinary shares.

The market price of the Company's shares at the end of the financial year was £9.71. The highest and lowest share prices during the financial year were £11.75 and £8.08 respectively.

For and on behalf of the Board
Dugald Eadie
Chairman, Remuneration Committee
22 May 2003

Accounts

Auditors' Report

Independent auditors' report to the members of Man Group plc
We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention, as modified by the revaluation of certain assets, and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ("the auditable part").

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of directors' responsibilities. The directors are also responsible for preparing the Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company or Group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Strategic and Operating Review, the Finance Director's Review, the Corporate Social Responsibility Report, the Directors' Report (which includes the Corporate Governance Statement) and the unaudited part of the Remuneration Report.

We review whether the Corporate Governance Statement reflects the Company's and Group's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2003 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, England

22 May 2003

Principal Accounting Policies

Basis of accounting
The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain assets, and in accordance with applicable accounting standards in the United Kingdom and, except for the treatment of taking to the profit and loss account profits and losses arising on the revaluation of financial instruments, in accordance with the requirements of the Companies Act 1985 ("the Act"). An explanation of this departure is given in the net operating income and revenue recognition note below.

The Group reviews and updates its accounting policies, in accordance with the requirements of FRS 18 "Accounting Policies", although there have been no significant changes in 2003. However, there has been an accounting presentation change in 2003. This is detailed in the paragraph below.

Change in accounting presentation
The net operating income note to the Accounts (note 1) has been changed in 2003 so as to alter the analysis between commissions receivable and other operating income. The comparative figures have been restated although there is no change to the total net operating figure. In Brokerage, to represent the substance of matched principal services provided by the Group (largely foreign exchange, metals and energy OTC transactions), where it acts as principal for the simultaneous purchase and sale of securities to third parties, the differential between the consideration received on the sale of the security and its purchase is now included in commissions receivable rather than in other operating income (see matched principal business policy note below). Similarly, in Asset Management, redemption profits are now shown in commissions receivable, rather than in other operating income, so as to more closely match the accelerated sales commissions payable that occur on early redemption of an investor's holding in a fund. The total amount included in commissions receivable in 2003 as a consequence of the above presentational changes was £62.2 million (2002: £45.7 million).

Basis of consolidation
The Group accounts incorporate the accounts of Man Group plc and its subsidiaries for the year ended 31 March 2003. The results of subsidiaries disposed of in the period are incorporated up to the date control is transferred. The results of subsidiaries acquired in the period are incorporated from the date control is acquired, using the acquisition method of accounting.

Entities that do not qualify as subsidiaries but which give rise to benefits that are in substance no different from those that would arise were the entity a subsidiary are included in the consolidated accounts. The Group has one such quasi-subsidiary, Forester Limited, which issued exchangeable bonds to raise funding for the Group. To show the effect of the inclusion of Forester Limited on the consolidated accounts, its summary accounts are given in note 33.

Certain US limited partnerships in which the Group is general partner are not consolidated because there are severe long-term restrictions on the rights of the general partners. The Group accounts for the 1% general partnership interests as fixed asset investments.

Shares in subsidiary undertakings
The Company's shares in subsidiary undertakings are stated in the balance sheet of the Company at cost less provisions for any impairment in value.

Joint ventures and associates
A joint venture is an entity in which the Group holds a long-term interest and which is jointly controlled by the Group and one or more other ventures under a contractual arrangement. An associate is an undertaking, not being a subsidiary or joint venture, in which the Group's interest is substantial and for the long term and, having regard to the disposition of the other shareholdings, the Group is in a position to exercise a significant influence over its policies and participates in its commercial and financial decisions.

The Group's share of the profits less losses of joint ventures and associates is included in the consolidated profit and loss account on the equity accounting basis or, in the case of joint ventures, the gross equity accounting basis. The Group's share of the reserves from the dates of acquisition of joint ventures and associates is included in the consolidated balance sheet.

Turnover
In the opinion of the directors, disclosure of turnover is most appropriately represented by net operating income, which comprises net fee and commission income, net trading interest income and other operating income. These changes represent an adaptation of the profit and loss account format laid down in Schedule 4 to the Companies Act 1985 due to the special nature of the Group's business.

Net operating income and revenue recognition
In Asset Management, performance fees, which include all incentive fees and gains/losses on investments that the Group holds in the funds that it manages, are only recognised once they have been "locked-in" and cannot subsequently be reversed. Management fees, which include all non-performance related fees, are recognised as earned.

In Brokerage, execution and clearing commissions are recognised as earned. To represent the substance of matched principal transactions entered into by the Group, where it acts as principal for the simultaneous purchase and sale of securities to third parties, commission income is the differential between the consideration received on the sale of the security and its purchase. Net trading interest income, which is largely generated from client funds, is recognised as earned.

In accordance with accepted practice, those financial instruments (including forward positions and derivatives) held for trading purposes are marked-to-market and consequent gains and losses are taken to the profit and loss account. This policy represents a departure from the statutory requirement to record positions and instruments at the lower of cost and net realisable value. The directors consider this to be necessary for the accounts to show a true and fair view. It is not practical to quantify the effect on the accounts of this departure, since information on original cost, being of no continuing relevance to the business, is not available.

Matched principal business

In Brokerage, certain Group companies are involved in collateralised stock borrowing and lending transactions acting as an intermediary between counterparties. Although the legal form of such transactions is that the Group acts as a principal to both sides of the transaction, thus maintaining anonymity to the market, the substance of the transactions is that the Group acts as an intermediary and assumes minimal risk. Accordingly, the deposits paid and received for securities borrowed and loaned have been offset and only the net amount is included in debtors and creditors.

In addition, certain Group companies are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. Such trades complete only when both sides of the deal are settled, and so the Group is exposed to risk in the event that one side of the transaction remains unmatched. Substantially all trades settle on the appointed value date and in most instances delivery of stock is only made against payment. In order to reflect the substance of these transactions, amounts payable and receivable in respect of matched principal business prior to settlement due date are netted and shown in debtors. For information purposes, gross values are disclosed in note 16. Transactions that have failed and those that remain unsettled beyond value date are shown gross in trade debtors and trade creditors.

Sales commissions

In Asset Management, sales commissions paid to intermediaries when a fund is first launched are charged on a straight-line basis to net operating income over the shorter of five years and the period during which fees are payable by the investor for early redemption.

Financial instruments

Financial instruments, including derivatives, are held for trading purposes or held as hedges. Profits or losses on hedging instruments are accounted for in accordance with the policy described below. Financial instruments and derivative financial instruments held for trading are marked-to-market, with the resulting gains and losses taken to the net operating income line on the profit and loss account.

The Group uses various financial instruments to reduce exposure to foreign exchange risks, future commodity price risks and interest rate risks. These include forward currency contracts and to a lesser extent currency options, commodity futures and options with recognised exchanges and interest rate swaps. A financial instrument is considered to be used for hedging purposes when it alters the risk profile of an existing, or anticipated, underlying exposure of the Group in line with the Group's risk management policies.

Hedging instruments are matched with their underlying hedged item either individually or in aggregate as appropriate. The gains and losses on hedging instruments are not recognised in the profit and loss account immediately as they arise. Such gains and losses are either not recognised in the balance sheet or are recognised and carried forward. When the hedged transaction occurs, the gain or loss is recognised in the profit and loss account at the same time as the hedged item. For foreign exchange instruments, this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments, within interest payable or receivable over the life of the instrument or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place, or would normally be accounted for, in a future period. If the matched underlying asset, liability, income or cost ceases to exist, or is no longer considered likely to exist in the future, the hedging instrument is closed out. Any profit or loss on the sale is recognised in the profit and loss account immediately as part of operating profit.

Debt instruments

Debt instruments issued by the Group are carried at cost. The finance costs of debt instruments are charged to the net interest income line in the profit and loss account over the term of the debt. Such costs include the costs of issue and any discount to face value arising on issue. The exchangeable bonds issued during the year are accounted for without anticipating exchange, in accordance with FRS 4 "Capital Instruments".

Currencies

Transactions in currencies other than the functional currency of the undertaking concerned are recorded at the rate appropriate at the time of accounting for the transaction. Currency balances at the year-end are converted at the rate ruling at that date except where covered by an open foreign exchange contract in which case the rate specified in the contract is used.

Assets and liabilities of those subsidiaries and associates which prepare accounts in currencies other than the Group's reporting currency are translated at year-end rates. The results and cash flows of these undertakings are translated at average rates for the year. Differences on exchange arising from the translation of opening balance sheets of those subsidiaries and associates whose reporting currency is not sterling, together with the differences between the results of these undertakings translated at average rates for the year and year-end rates, are taken directly to reserves, together with differences on non-sterling borrowings used to hedge those investments.

All other gains and losses are taken to the profit and loss account.

Goodwill

Positive goodwill arising on acquisitions since 1 April 1998 is capitalised, categorised as an asset on the balance sheet and amortised over its useful economic life. The useful economic life of the goodwill is determined at the time of the acquisition giving rise to it by considering the nature of the acquired business, the economic environment in which it operates and period of time over which the value of the business is expected to exceed the values of the identifiable net assets. The goodwill amortisation periods used by the Group typically range between 5 and 15 years, except for "earn-outs" in the Brokerage business which are typically amortised over 3 to 8 years.

Goodwill arising on acquisitions prior to 31 March 1998 was written off directly against Group reserves. Goodwill previously eliminated against reserves has not been reinstated on implementation of FRS 10. Adjustments to earn-outs relating to acquisitions prior to 31 March 1998 have been taken directly to Group reserves. Upon the sale or closure of previously acquired businesses, any goodwill arising on acquisition that was written off directly to reserves or that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure.

Impairment

Tangible fixed assets and goodwill are subject to impairment review, in accordance with FRS 11, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realisable value and value in use. Net realisable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the assets continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the period in which it occurs.

Other investments

Investments are classified as fixed assets where the intention is to hold the investment for the long-term for use in the business or where the Group's ability to dispose of the investment is restricted. Other investments are classified as current assets.

Fixed asset investments are carried at their purchase price. Where an investment has diminished in value the diminution is charged to the profit and loss account if it is permanent. If the circumstances giving rise to the diminution have reversed to any extent, the charge to the profit and loss account is written back to the extent that it is no longer necessary. Current asset investments are marked-to-market and all revaluation gains and losses are recognised in the profit and loss account.

Pensions

The Group operates a number of defined contribution and benefit pension schemes. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme. The expected cost of the defined benefit schemes is charged to the profit and loss account, on the advice of independent actuaries (who conduct an actuarial valuation every three years), so as to accrue the cost over the service lives of employees on the basis of a constant percentage of earnings. Variations from regular cost are spread over the expected remaining service lives of current employees. To the extent that such costs do not equate with cash contributions a provision or prepayment is recognised in the balance sheet.

Employee share ownership trusts

The purchase cost of investments in own shares held in connection with the Group's employee share schemes are treated as fixed asset investments and amortised, on a straight line basis, over the vesting period. At the end of the vesting period, typically four years, the shares are transferred to employees. If any shares do not vest, they are typically carried forward to a future year's share scheme or sold in the open market.

Leases

Operating lease rentals are charged to the profit and loss account in the period to which they relate.

Depreciation

Depreciation is provided on a straight-line basis to write off tangible fixed assets over their economic useful lives. When determining the useful economic life of equipment, the Group takes into account the expected rate of technological developments and the intensity at which the assets are expected to be used. The rates used are dependent on the circumstances in the countries in which subsidiaries operate and are as follows:

Leasehold land and buildings	life of the lease
Equipment	3 to 10 years

Segregated balances

As required by the United Kingdom Financial Services and Markets Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses, and brokers in segregated accounts. These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

Deferred taxation

Deferred taxation is recognised on all timing differences where the transaction or events that give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. A deferred tax asset is only recognised to the extent that it is likely that it can be recovered. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differencs are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. The Group does not discount its deferred tax balances.

Group Profit and Loss Account
for the year ended 31 March 2003

	Note	2003 Before acquisitions, goodwill and exceptional items £m	2003 Acquisitions* £m	2003 Goodwill and exceptional items £m	2003 Total £m	2002 Before goodwill and exceptional items £m	2002 Goodwill and exceptional items £m	2002 Total £m
Net operating income	1,2	**542.7**	**98.0**	**–**	**640.7**	406.1	–	406.1
Operating expenses	3,4	**(251.3)**	**(63.5)**	**(34.8)**	**(349.6)**	(220.4)	(5.8)	(226.2)
Exceptional item – GNI integration costs	6	**–**	**–**	**(15.0)**	**(15.0)**	–	–	–
Group operating profit – continuing operations		**291.4**	**34.5**	**(49.8)**	**276.1**	185.7	(5.8)	179.9
Share of operating profit/(loss) from joint ventures and associates	4,5	**9.0**	**2.0**	**(1.4)**	**9.6**	7.8	(2.2)	5.6
Total operating profit: Group and share of joint ventures and associates		**300.4**	**36.5**	**(51.2)**	**285.7**	193.5	(8.0)	185.5
Exceptional items – discontinued operations								
Loss on sale of Agricultural Products businesses	6	**–**	**–**	**–**	**–**	–	(12.1)	(12.1)
Net interest income	7	**10.7**	**0.5**	**–**	**11.2**	19.7	–	19.7
Profit on ordinary activities before taxation	2,3	**311.1**	**37.0**	**(51.2)**	**296.9**	213.2	(20.1)	193.1
Taxation	10	**(60.0)**	**(5.8)**	**3.5**	**(62.3)**	(43.9)	2.9	(41.0)
Profit on ordinary activities after taxation		**251.1**	**31.2**	**(47.7)**	**234.6**	169.3	(17.2)	152.1
Equity minority interest		**–**	**(0.1)**	**–**	**(0.1)**	–	–	–
Profit for the financial year		**251.1**	**31.1**	**(47.7)**	**234.5**	169.3	(17.2)	152.1
Ordinary dividends	11				**(75.2)**			(48.4)
Retained profit	23				**159.3**			103.7
Earnings per share on total operations	12							
Basic					**80.0p**			58.8p
Diluted					**75.8p**			56.8p
Earnings per share before goodwill and exceptional items	12							
Basic					**96.3p**			65.5p
Diluted					**91.0p**			63.2p
Underlying earnings per share	12							
Basic					**63.8p**			47.3p
Diluted					**60.7p**			45.7p
Dividends per share								
Interim	11				**9.1p**			5.5p
Final proposed	11				**14.1p**			13.1p

Historical cost profits and losses are not materially different from those shown above.

* The acquisitions column relates principally to the RMF Investment Group and to GNI Holdings Limited – further details are given in note 2(b). The balance relates to two small acquisitions, whose financial results are not significant.

Group Statement of Total Recognised Gains and Losses
for the year ended 31 March 2003

	Note	2003 £m	2002 £m
Profit for the financial year		**234.5**	152.1
Currency translation difference taken directly to reserves	23	**(82.2)**	(2.5)
Total recognised gains relating to the year		**152.3**	149.6

Group Balance Sheet
at 31 March 2003

	Note	2003 £m	2003 £m	2002 £m	2002 £m
Fixed assets					
Intangible assets – goodwill	13		**522.8**		67.7
Tangible assets	14		**41.7**		24.1
Investments	15				
Investments in joint ventures					
Share of gross assets and goodwill		**21.4**		23.8	
Share of gross liabilities		**(3.2)**		(3.4)	
			18.2		20.4
Investments in associates			**25.4**		18.4
Other investments			**70.1**		59.1
			113.7		97.9
			678.2		189.7
Current assets					
Debtors	16		**1,743.3**		965.7
Investments	18		**694.1**		86.9
Cash at bank and in hand			**642.6**		416.9
			3,080.0		1,469.5
Creditors: amounts falling due within one year	19		**(2,277.7)**		(833.5)
Net current assets			**802.3**		636.0
Total assets less current liabilities			**1,480.5**		825.7
Creditors: amounts falling due after more than one year	19				
Exchangeable bonds		**(389.7)**		–	
Other		**(114.7)**		(288.5)	
			(504.4)		(288.5)
Provisions for liabilities and charges	20		**(4.8)**		(5.7)
Net assets			**971.3**		531.5
Capital and reserves					
Called up share capital	22		**30.7**		26.7
Share premium account	23		**507.9**		111.5
Capital reserve	23		**2.0**		1.6
Profit and loss account	23		**430.2**		391.7
Equity shareholders' funds			**970.8**		531.5
Equity minority interests			**0.5**		–
			971.3		531.5

Approved by the Board of Directors on 22 May 2003

Stanley Fink, Chief Executive
Peter Clarke, Finance Director

Reconciliation of Movements in Equity Shareholders' Funds
for the year ended 31 March 2003

	Note	2003 £m	2002 £m
Profit for the financial year		**234.5**	152.1
Ordinary dividends	11	**(75.2)**	(48.4)
Retained earnings		**159.3**	103.7
Other recognised gains and losses relating to the year	23	**(82.2)**	(2.5)
Issue of ordinary share capital	22,23	**400.8**	0.1
Purchase and cancellation of own shares	22,23	**(38.5)**	(4.0)
Adjustment to goodwill written off on acquisitions	23	**(0.1)**	0.8
Net increase in shareholders' funds		**439.3**	98.1
Opening shareholders' funds		**531.5**	433.4
Closing shareholders' funds		**970.8**	531.5

Group Cash Flow Statement
for the year ended 31 March 2003

	Note	2003 £m	2002 £m
Net cash inflow from operating activities	24	**318.6**	52.7
Dividends from joint ventures		**3.2**	3.8
Dividends from associates		**5.0**	4.1
Returns on investments and servicing of finance	25	**17.0**	19.7
Taxation paid		**(50.6)**	(23.8)
Capital expenditure and financial investment	26	**(44.2)**	(33.9)
Acquisitions and disposals	27	**(291.3)**	18.6
Equity dividends paid		**(67.1)**	(42.6)
Net cash outflow		**(109.4)**	(1.4)
Management of liquid resources	28	**(65.4)**	16.9
Financing	29	**369.3**	286.0
Increase in cash		**194.5**	301.5

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 March 2003

	Note	2003 £m	2002 £m
Increase in cash		**194.5**	301.5
Cash inflow from movement in debt		**(225.0)**	(289.9)
Cash outflow/(inflow) from movement in liquid resources		**65.4**	(16.9)
Change in net debt resulting from cash flows		**34.9**	(5.3)
Debt acquired with businesses and subsidiaries		**(13.1)**	–
Currency translation difference		**3.6**	(0.2)
Movement in net debt		**25.4**	(5.5)
Opening net debt		**(40.7)**	(35.2)
Closing net debt	30	**(15.3)**	(40.7)

Company Balance Sheet
at 31 March 2003

	Note	2003 £m	2002 £m
Fixed assets			
Investments	38	**310.5**	204.2
Current assets			
Debtors	39	**374.9**	68.7
Creditors: amounts falling due within one year	40	**(62.2)**	(34.0)
Net current assets		**312.7**	34.7
Total assets less current liabilities		**623.2**	238.9
Capital and reserves			
Called up share capital	22	**30.7**	26.7
Share premium account	41	**507.9**	111.5
Capital reserve	41	**1.9**	1.5
Profit and loss account	41	**82.7**	99.2
Equity shareholders' funds		**623.2**	238.9

Approved by the Board of Directors on 22 May 2003

Stanley Fink, Chief Executive
Peter Clarke, Finance Director

Notes to the Accounts

1. Net operating income

	2003 £m	Restated+ 2002 £m
Continuing operations		
Fees and commissions receivable	**958.4**	616.4
Fees and commissions payable	**(363.0)**	(245.9)
Net trading interest income	**39.0**	34.5
Other operating income	**6.3**	1.1
Net operating income	**640.7**	406.1

+ There has been a change in the presentation of the comparative figures as detailed in the change in accounting presentation section in the Principal Accounting Policies note.

2. Segmental analysis

(a) Segmental analysis of net operating income

	2003 £m	2002 £m
Business segment		
Asset Management	**433.2**	252.1
Brokerage	**207.5**	154.0
	640.7	406.1
Geographic area		
Europe	**504.2**	299.1
The Americas	**118.2**	91.2
Rest of the World	**18.3**	15.8
	640.7	406.1

(b) Segmental analysis of profit on ordinary activities before taxation

	2003 £m	2002 £m
Business segment		
Continuing operations		
Asset Management – net management fee income *	**181.1**	117.6
Asset Management – net performance fee income *	**115.0**	55.2
Asset Management – goodwill amortisation	**(31.4)**	(6.6)
Asset Management total	**264.7**	166.2
Brokerage – before goodwill amortisation and exceptional items **	**48.3**	38.3
Brokerage – goodwill amortisation	**(4.8)**	(1.4)
Brokerage – exceptional items **	**(15.0)**	–
Brokerage total	**28.5**	36.9
Sugar Australia	**3.7**	2.1
	296.9	205.2
Discontinued operations	**–**	(12.1)
	296.9	193.1
Geographic area		
Europe	**284.1**	204.1
The Americas	**(0.5)**	(8.4)
Rest of the World	**13.3**	9.5
Exceptional items – discontinued operations	**–**	(12.1)
	296.9	193.1

* In 2003, RMF Investment Group, which was acquired on 30 May 2002, contributed £25.6 million to net management fee income and £6.0 million to net performance fee income.

** In 2003, GNI Holdings Limited, which was acquired on 6 November 2002, contributed £4.6 million to Brokerage – before goodwill amortisation and exceptional items. In addition exceptional costs of £15.0 million were incurred in relation to GNI integration costs.

The contribution from acquisitions in the year arose principally in Europe.

2. Segmental analysis continued
(c) Segmental analysis of net assets

	2003 £m	2002 £m
Business segment		
Asset Management	**665.7**	316.4
Brokerage	**305.6**	215.1
	971.3	531.5
Geographic area		
Europe	**775.4**	276.8
The Americas	**150.7**	222.5
Rest of the World	**45.2**	32.2
	971.3	531.5

Capital is allocated across the businesses based on a risk-adjusted capital methodology that quantifies credit, market and operating risks within each business unit and assigns capital accordingly. In addition, capital is also allocated to a limited number of other factors, principally goodwill as well as an allocation to reflect the need to maintain certain minimum levels of regulatory capital.

3. Profit on ordinary activities before taxation

	Before exceptional items £m	Exceptional items £m	2003 Total £m	2002 Total £m
Profit on ordinary activities before taxation is after charging				
Staff costs	214.7	11.6	**226.3**	153.3
Depreciation of tangible fixed assets	12.1	0.6	**12.7**	9.0
Amortisation of goodwill	36.2	–	**36.2**	8.0
Profit on sale of fixed asset investments	(0.1)	–	**(0.1)**	(0.5)
Operating lease rentals				
Plant and machinery	0.1	–	**0.1**	0.3
Other	9.9	0.7	**10.6**	7.8

Operating expenses principally comprise administrative expenses.

In relation to exceptional items, the remaining £2.1 million (not allocated in the table above) relates to other termination and relocation costs.

Fees paid to the Group's auditors, PricewaterhouseCoopers LLP and its worldwide associates, were as follows:

	2003 £m	2002 £m
Audit related		
Group statutory	**1.2**	0.8
Regulatory	**0.2**	0.1
Accounting and Audit related	**0.3**	–
Audit related fees	**1.7**	0.9
Non-audit fees		
Transaction services – including due diligence	**1.0**	–
Other	**0.1**	0.1
Non-audit fees	**1.1**	0.1
Total fees	**2.8**	1.0

The non-audit fees in the above table relate principally to the UK.

Group statutory audit fees includes £10,000 for each year in respect of the Company.

4. Goodwill amortisation

Included in operating expenses is goodwill amortisation of £34.8 million (2002: £5.8 million). Total goodwill amortisation in the year, including the amount relating to joint ventures (see note 5), on a pre-tax basis is £36.2 million (2002: £8.0 million) and on a post-tax basis is £36.2 million (2002: £5.1 million).

5. Share of operating profit from joint ventures and associates

	2003			2002		
	Before goodwill £m	Goodwill £m	Total £m	Before goodwill £m	Goodwill £m	Total £m
Joint ventures	**4.4**	**(1.4)**	**3.0**	4.6	(2.2)	2.4
Associates	**6.6**	**–**	**6.6**	3.2	–	3.2
	11.0	**(1.4)**	**9.6**	7.8	(2.2)	5.6

6. Exceptional items

Exceptional operating expense

In 2003, following the acquisition of GNI Holdings Limited, costs amounting to £15.0 million (£11.5 million net of tax) were incurred, or provided for, relating to the integration of the acquired business into the Group's existing business. These costs relate principally to redundancy and staff retention costs of £11.5 million, and other termination and relocation costs of £3.5 million. Of these costs, £8.7 million had been paid by 31 March 2003, with the remaining £6.3 million included as provisions or accruals in the year-end balance sheet.

Non-operating exceptional items

Non-operating exceptional items in 2003 were nil.

In 2002, the loss on sale of Agricultural Products businesses of £12.1 million (£12.1 million net of tax) represented an adjustment to the loss on sale reported in March 2000. The adjustments were the net effect of claims made under limited warranties given to the management buyout group. These limited warranties were disclosed in the contingent liabilities note in the prior year, however during 2002 an agreement was reached whereby they were terminated so that the Man Group will not be required to make any further payments. As part of this agreement the management buyout group also settled part of the loan note given to them by the Man Group such that the outstanding amount of the loan note was reduced from $100 million to $55 million as at 31 March 2002.

7. Net interest income

	2003 £m	2002 £m
Interest payable		
On bank loans and overdrafts	**(13.0)**	(21.3)
On other loans	**(9.1)**	(10.6)
Interest receivable	**32.7**	51.3
	10.6	19.4
Share of net interest income from joint ventures	**0.6**	0.3
Net interest income	**11.2**	19.7

8. Staff costs and employees
(a) Staff costs

	2003 £m	2002 £m
Wages and salaries	**197.3**	135.3
Social security costs	**22.4**	13.4
Other pension costs	**6.6**	4.6
	226.3	153.3

(b) Average number of employees

	2003 Number	2002 Number
Group employees	**2,347**	1,575

(c) Pensions

(i) SSAP24 disclosures
The Group operates various pension schemes throughout the world including a number of funded defined benefit and contribution schemes. The Group's pension cost for the year amounted to £6.6 million (2002: £4.6 million) and where appropriate is assessed in accordance with the advice of qualified independent actuaries.

The latest actuarial valuation of the largest scheme, the Man Group plc Pension Fund (formerly known as the E D & F Man Limited Group Pension Fund), a defined benefit pension plan, was made at 31 December 2002 using the market-related approach. The most significant actuarial assumptions were price inflation 2.5% per annum, wage and salary increases 5.0% per annum and investment return 6.4% per annum. Actuarial valuations are conducted every three years.

The preliminary results of the last actuarial valuation of the Man Group plc Pension Fund give the market value of the assets of the scheme as £93.4 million. The actuarial value of the assets of the scheme represented approximately 87% of the liabilities for the benefits that had accrued to members, after allowing for expected future increases in earnings. The funding level on a Minimum Funding Requirement basis was 108%.

The Group has net pension prepayments amounting to £7.9 million (2002: £4.1 million), which are included in debtors, this being the excess of the actual contributions paid over the accumulated pension cost.

Other than pensions, the Group does not operate any other form of post-retirement benefit schemes.

8. Staff costs and employees continued
(ii) FRS 17 disclosures

The Group has implemented the transitional arrangements of FRS 17 'Retirement Benefits'. The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation of the UK scheme at 31 December 2002. The UK Scheme is a closed scheme and the current service cost is expected to increase as the members approach retirement. The valuations of both the UK and US schemes were updated by a qualified independent actuary at 31 March 2003 to take account of the requirements of FRS 17. The main financial assumptions used in the actuarial valuations were:

	UK scheme		US scheme	
	2003 % pa	2002 % pa	2003 % pa	2002 % pa
Inflation	2.5	3.0	4.0	4.0
Rate of increase in salaries	5.0	5.5	5.0	5.0
The rate of increase for pensions in payment	3.0	3.0	–	–
The rate of increase for deferred pensions	5.0	5.0	–	–
The rate used to discount scheme liabilities	5.4	6.0	6.25	7.25

The value of the assets and liabilities of the schemes, the assumed long-term rates of return and the assets and liabilities were as follows:

	UK scheme 2003		UK scheme 2002	
	Rate of return	Value	Rate of return	Value
	%	£m	%	£m
Equities	8.6	34.6	7.8	45.8
Bonds	5.0	23.1	5.8	25.4
Other	6.2	34.7	6.6	30.5
Fair value of scheme assets		92.4		101.7
Present value of scheme liabilities		(131.6)		(106.0)
Net deficit in scheme		(39.2)		(4.3)

	US scheme 2003		US scheme 2002	
	Rate of return %	Value £m	Rate of return %	Value £m
Equities	10.0	5.8	8.5	8.8
Bonds	8.0	4.0	8.5	4.3
Other	5.5	4.7	8.5	0.8
Fair value of scheme assets		14.5		13.9
Present value of scheme liabilities		(15.5)		(14.7)
Net deficit in scheme		(1.0)		(0.8)

8. Staff costs and employees continued

The amount that would be charged to the profit and loss account over the year under FRS 17 is set out below:

	2003		
	UK scheme £m	US scheme £m	Total £m
Current service cost	1.6	1.1	2.7
Expected return on scheme assets	(7.0)	(1.1)	(8.1)
Interest on scheme liabilities	6.2	1.0	7.2
Total charge	0.8	1.0	1.8

The change in the deficit over the year is analysed below:

	2003		
	UK scheme £m	US scheme £m	Total £m
Deficit at beginning of year	(4.3)	(0.8)	(5.1)
Current service cost	(1.6)	(1.1)	(2.7)
Expected return on scheme assets	7.0	1.1	8.1
Interest on scheme liabilities	(6.2)	(1.0)	(7.2)
Contributions	2.9	3.2	6.1
Actuarial loss	(37.0)	(2.4)	(39.4)
Deficit at end of year	(39.2)	(1.0)	(40.2)

The amounts under FRS 17 that would be recognised in the Statement of Total Recognised Gains and Losses (STRGL) for this year are set out below:

	UK scheme 2003		US scheme 2003	
	£m	%	£m	%
Actual return less expected return on schemes' assets (% of year end market value of assets)	(16.6)	17.9	(1.2)	8.3
Experience gains and losses arising on schemes' liabilities (% of year end present value of scheme liabilities)	(0.5)	0.4	(0.2)	1.3
Changes in assumptions underlying the present value of scheme liabilities* (% of year end present value of scheme liabilities)	(19.9)	15.2	(1.0)	6.5
Actuarial loss recognised in STRGL	(37.0)		(2.4)	

* The £19.9 million loss has arisen primarily from a change in the discount rate and mortality assumptions.

The effects of the FRS 17 pension liability on the net assets and reserves of the Group are set out below:

	2003 £m	2002 £m
Net assets		
FRS 17 pension schemes deficit	**(40.2)**	(5.1)
Related deferred tax asset	**12.2**	1.6
Net FRS 17 pension liability	**(28.0)**	(3.5)

	2003 £m	2002 £m
Reserves		
Profit and loss account reserve (as per Group balance sheet)	**430.2**	391.7
FRS 17 pension schemes deficit net of deferred tax asset	**(28.0)**	(3.5)
Profit and loss account reserve including FRS 17 pension liability	**402.2**	388.2

9. Directors' remuneration

	2003 £000	2002 £000
Emoluments	**8,730**	7,524
Gains made on transfer of share awards and exercise of share options in the year	**3,475**	2,577
Contributions to money purchase pension schemes (2003: 2 directors; 2002: 2 directors)	**50**	47

One director is accruing retirement benefits under a defined benefit scheme (2002: one director).

Of the figures in the table above, the amounts attributable to the highest paid director, Stanley Fink in 2003 (Peter Clarke in 2002), are as follows:

	2003 £000	2002 £000
Emoluments	**3,813**	1,729
Gains made on transfer of share awards and exercise of share options in the year	**563**	2,577
Contributions to money purchase pension schemes	**37**	–

Further information on Directors' emoluments, shareholdings, options, share awards and loans is given in the Remuneration Report on pages 39 to 44.

10. Taxation

	2003 £m	2002 £m
Current tax		
UK Corporation tax on profits of the period	**34.3**	25.8
Adjustments to tax charge in respect of previous periods	**(0.1)**	3.6
Foreign tax	**27.1**	11.4
Adjustments to tax charge in respect of previous periods	**(0.4)**	0.3
Joint ventures and associates	**2.9**	1.4
Total current tax	**63.8**	42.5
Deferred tax		
Timing differences arising during the year	**(2.0)**	1.5
Adjustments to tax charge in respect of previous periods	**0.5**	(3.0)
Total tax	**62.3**	41.0
Effective tax rate	**21.0%**	21.2%
UK nominal corporation tax rate	**30.0%**	30.0%

		2003 £m		2002 £m
Profit before tax		**296.9**		193.1
Theoretical tax charge at UK rate (30%)		**89.1**		57.9
Effect of overseas rates compared to UK	**(40.4)**		(24.4)	
Goodwill and exceptional items	**11.8**		3.1	
Losses not recognised	**1.1**		3.3	
Adjustments to tax charge in respect of previous periods	**(0.5)**		3.9	
Other	**0.7**		0.2	
		(27.3)		(13.9)
Capital allowances in excess of depreciation and other timing differences		**2.0**		(1.5)
Total current tax		**63.8**		42.5

11. Dividends

	2003 £m	2002 £m
Ordinary shares		
Interim paid – 9.1 pence (2002: 5.5 pence)	**27.4**	14.6
Final proposed – 14.1 pence (2002: 13.1 pence)	**41.9**	33.8
Under accrual of 2002 Final	**5.9**	–
	75.2	48.4

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. The DRIP will be available to ordinary shareholders in respect of the final dividend.

The 2002 final dividend was under-accrued principally, as a result of the issue of 43,621,216 shares at the end of May 2002, in connection with the RMF acquisition.

12. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the year of £234.5 million (2002: £152.1 million) and 292,984,011 (2002: 258,439,772) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the year of £238.5 million (2002: £152.1 million) and on 314,327,270 (2002: 267,656,898) ordinary shares, calculated as shown in the table below:

	2003		2002	
	Total number (millions)	Weighted average (millions)	Total number (millions)	Weighted average (millions)
Number of shares at 1 April 2002 (and 1 April 2001)	**267.2**	**267.2**	267.5	267.5
Issue of shares – share options	**–**	**–**	0.1	0.1
Issue of shares – on acquisition of RMF	**43.6**	**36.4**	–	–
Repurchase and cancellation of own shares	**(4.1)**	**(1.3)**	(0.4)	(0.1)
Number of shares at 31 March 2003 (and 31 March 2002)	**306.7**	**302.3**	267.2	267.5
Shares owned by employee trusts	**(9.4)**	**(9.3)**	(9.6)	(9.1)
Basic number of shares	**297.3**	**293.0**	257.6	258.4
Share awards under incentive schemes	**9.4**	**9.3**	9.6	9.1
Employee share options	**1.3**	**0.1**	0.7	0.1
Exchangeable bonds	**31.2**	**11.9**	–	–
Dilutive number of shares	**339.2**	**314.3**	267.9	267.6

The reconciliation of adjusted earnings per share is given in the table below.

In addition to the statutory earnings per share on total operations measure, we show two other earnings per share figures. Earnings per share before goodwill and exceptional items is given as some key users of our Accounts have requested that profit and earnings per share figures are presented before goodwill and exceptional items. Underlying earnings per share is given as growth in this measure is one of the Group's core financial objectives.

	2003				2002			
	Basic post-tax earnings £m	Diluted post-tax earnings £m	Basic earnings per share pence	Diluted earnings per share pence	Basic post-tax earnings £m	Diluted post-tax earnings £m	Basic earnings per share pence	Diluted earnings per share pence
Earnings per share on total operations⁺	**234.5**	**238.5**	**80.0**	**75.8**	**152.1**	**152.1**	**58.8**	**56.8**
Exceptional items	11.5	11.5	3.9	3.6	12.1	12.1	4.7	4.5
Goodwill amortisation	36.2	36.2	12.4	11.6	5.1	5.1	2.0	1.9
Earnings per share before goodwill and exceptional items	**282.2**	**286.2**	**96.3**	**91.0**	**169.3**	**169.3**	**65.5**	**63.2**
Performance related income	(92.0)	(92.0)	(31.4)	(29.3)	(45.3)	(45.3)	(17.5)	(16.9)
Sugar Australia	(3.3)	(3.3)	(1.1)	(1.0)	(1.6)	(1.6)	(0.7)	(0.6)
Underlying earnings per share	**186.9**	**190.9**	**63.8**	**60.7**	**122.4**	**122.4**	**47.3**	**45.7**

⁺ The difference between basic and diluted post-tax earnings on total operations relates to adding back the interest expense in the year relating to the exchangeable bonds.

13. Intangible fixed assets

	Goodwill £m
Cost	
At 1 April 2002	79.5
Currency translation difference	(44.3)
Additions	531.9
Reassessment of earnout	0.4
At 31 March 2003	**567.5**
Amortisation	
At 1 April 2002	11.8
Currency translation difference	(1.9)
Charge for year	34.8
At 31 March 2003	**44.7**
Net book value	
At 31 March 2003	**522.8**
At 31 March 2002	67.7

In Asset Management, goodwill arising on the acquisitions of RMF and Glenwood is being amortised evenly over the directors' estimate of their useful economic lives of fifteen years. In Brokerage, goodwill arising on the acquisition of GNI is being amortised evenly over the directors' estimate of its useful economic life of ten years.

14. Tangible fixed assets

	Land and buildings Leasehold £m	Equipment £m	Total £m
Cost			
At 1 April 2002	2.0	69.4	71.4
Currency translation difference	(0.3)	(6.2)	(6.5)
Additions	1.1	25.1	26.2
Businesses and subsidiaries acquired	0.6	6.5	7.1
Disposals	(0.1)	(3.2)	(3.3)
At 31 March 2003	**3.3**	**91.6**	**94.9**
Aggregate depreciation			
At 1 April 2002	1.1	46.2	47.3
Currency translation difference	(0.2)	(4.4)	(4.6)
Charge for year	0.6	12.1	12.7
Disposals	(0.1)	(2.1)	(2.2)
At 31 March 2003	**1.4**	**51.8**	**53.2**
Net book value			
At 31 March 2003	**1.9**	**39.8**	**41.7**
At 31 March 2002	0.9	23.2	24.1

The net book value of leasehold properties includes £0.7 million (2002: £0.6 million) in respect of leases with less than 50 years to run.

15. Fixed asset investments

	Joint ventures £m	Associates £m	Other investments £m	Total £m
Net book value				
At 1 April 2002	20.4	18.4	59.1	97.9
Currency translation difference	(1.9)	0.7	(2.3)	(3.5)
Additions	1.2	2.0	31.6	34.8
Businesses and subsidiaries acquired	–	3.7	12.6	16.3
Disposals	–	–	(16.7)	(16.7)
Amounts provided	–	–	(14.2)	(14.2)
Goodwill amortisation	(1.4)	–	–	(1.4)
Share of retained result	(0.1)	0.6	–	0.5
At 31 March 2003	**18.2**	**25.4**	**70.1**	**113.7**

The Group's share of the post-acquisition accumulated reserves of joint ventures and associates at 31 March 2003 was £17.9 million loss (2002: £17.3 million loss).

Included in joint ventures is goodwill arising on the acquisition of Ord Minnett Strategic Investments which is being amortised evenly over the directors' estimate of its useful economic life of eight years. The goodwill element of the total opening and closing net book values is £9.6 million and £7.3 million respectively. Currency translation movements in the year were £0.9 million and the amortisation charge for the year was £1.4 million.

Further details of joint ventures and associates are given in Principal Group Investments on page 78.

Other investments largely relates to ordinary shares in the Company held by the employee trusts (note 36) and market seats. The cumulative amount written off other investments at 31 March 2003 was £30.4 million (2002: £20.9 million).

Own shares held by the employee trusts are included in other investments. The opening net book value of these was £38.5 million, additions £22.1 million, disposals £9.5 million, amounts provided £14.2 million, giving a closing net book value of £36.9 million. The market value of own shares held by the employee trusts is £91.3 million (2002: £114.8 million).

16. Debtors

	2003 £m	2002 £m
Amounts falling due within one year		
Trade debtors:		
Amounts owed by broker dealers on secured stock lending and borrowing	**488.0**	110.6
Securities transactions in the course of settlement	**245.2**	65.2
Futures transactions	**315.7**	125.1
Other trade	**136.7**	59.9
Amounts owed by joint ventures and associates	**1.5**	1.7
Amounts owed by funds (note (a))	**310.6**	419.2
Other debtors	**29.1**	33.6
Taxation recoverable	**1.0**	0.8
Prepayments and accrued income (note (c))	**67.1**	28.7
	1,594.9	844.8
Amounts falling due after more than one year		
Other debtors (note (b))	**67.8**	48.2
Prepayments and accrued income (note (c))	**76.9**	72.7
Deferred taxation asset (note 20)	**3.7**	–
	1,743.3	965.7

Notes:

(a) The Group makes available loans to many of its composite fund products, immediately following their launch, with the intention of providing temporary funding until more permanent financing structures are put in place with external providers. Accordingly, the amount of loans to funds will vary from one period to the next as a consequence of the net effect of the level of sales in the period less the quantum of the external re-financing initiative in the period.

This external re-financing is typically in the form of total return swaps. On these swaps the Group often enters into a committed purchase agreement and, in some instances, gives a first risk of loss guarantee to the external provider. The probability of the Group incurring a loss as a result of giving these guarantees is remote as discussed in the "other potential Group exposures" section of the Finance Director's Review.

(b) Other debtors falling due after more than one year includes £33.3 million (2002: £38.6 million) in relation to loan notes in the management buyout group who purchased the Agricultural Products businesses in March 2000.

(c) Included within prepayments falling due within one year and after more than one year are unamortised sales commissions of £28.2 million and £66.6 million respectively (2002: £21.6 million and £52.1 million respectively).

(d) Certain Group companies in Brokerage are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. The gross amount of the settlement payables and receivables in respect of such outstanding transactions at 31 March 2003 was £793.2 million. Substantially all of these transactions have now settled.

17. Segregated funds

As required by the United Kingdom Financial Services and Markets Act and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling £3,148.9 million (2002: £2,258.7 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet.

18. Current asset investments

	2003 £m	2002 £m
Listed investments	**402.2**	28.8
Unlisted investments	**291.9**	58.1
	694.1	86.9

Listed investments largely relate to long stock positions held for hedging in Brokerage. Unlisted investments largely relate to investments in the new manager initiative and other managers in Asset Management and US treasury bills and certificates of deposit held in Brokerage. All these investments are carried at market value.

19. Creditors

	2003 £m	2002 £m
Amounts falling due within one year		
Bank loans and overdrafts	**170.1**	180.2
Private placement notes (note (a))	**9.5**	–
Trade creditors:		
Amounts owed to broker dealers on secured stock lending and borrowing	**578.4**	70.1
Securities transactions in the course of settlement	**169.9**	152.7
Futures transactions	**525.1**	115.0
Short stock positions held for hedging	**414.1**	–
Other trade	**70.5**	37.4
Amounts owed to joint ventures and associates	**0.8**	1.5
Taxation (note (b))	**66.4**	50.3
Other taxation and social security costs	**12.0**	4.5
Other creditors (note (c))	**78.5**	94.4
Accruals and deferred income	**140.5**	93.6
Proposed final dividend	**41.9**	33.8
	2,277.7	833.5

	2003 £m	2002 £m
Amounts falling due after more than one year		
Loans		
Bank loans	**88.6**	266.9
Private placement notes (note (a))	**–**	10.5
Exchangeable bonds (note (d))	**389.7**	–
Borrowings over one year	**478.3**	277.4
Other creditors	**26.1**	11.1
	504.4	288.5

	2003 £m	2002 £m
Analysis of borrowings due after more than one year		
Amounts falling due		
Between one and two years	**88.6**	10.5
Between two and five years	**–**	266.9
More than five years	**389.7**	–
	478.3	277.4

Notes:

(a) The private placement notes comprise: US$15 million 7.44% notes due 14 December 2003.

(b) Taxation payable within one year includes overseas taxation of £34.9 million (2002: £26.6 million).

(c) Other creditors substantially represents balances with counterparties whereby commodities are bought under financing arrangements on deferred terms. None of these amounts are secured.

(d) Forester Limited, a quasi subsidiary (details in note 33), has issued guaranteed exchangeable bonds of £400 million at par value, guaranteed by Man Group plc and which mature in November 2009. The bonds have the following features: (1) a coupon of 3.75%, paid semi-annually; (2) holders have the option to exchange for Man Group plc ordinary shares at an initial exchange price of £12.82 (the exchange price is subject to adjustment in accordance with the terms of the bonds); (3) Forester Limited can redeem the bonds early (at their principal amount together with accrued interest) at any time on or after 15 days after the fifth anniversary of the issue of the bonds if on not less than 20 days out of a period of 30 consecutive days the Man Group plc share price exceeds 130% of the then current exchange price or at any time if less than 15% of the total issue remains outstanding; (4) Forester Limited has the option to redeem (either on maturity or early redemption) the bonds for a fixed number of shares plus a cash top up amount and any accrued interest; and (5) upon exercise of an exchange right by the holder, Forester Limited has the option to settle in cash rather than shares. The cash settlement amount is equal to the market value of the shares that would have been delivered.

The amount of the liability shown in the above table for the exchangeable bonds is their par value of £400 million less unamortised issue costs of £10.3 million.

20. Provisions for liabilities and charges

	Deferred tax £m	GNI integration £m	Other £m	Total £m
At 1 April 2002	5.7	–	–	5.7
Currency translation difference	0.2	–	–	0.2
(Credited)/charged to the profit and loss account	(1.5)	3.3	–	1.8
Businesses and subsidiaries acquired	(5.3)	–	1.5	(3.8)
Reclassification to current taxation	(2.8)	–	–	(2.8)
Transfer to debtors	3.7	–	–	3.7
At 31 March 2003	**–**	**3.3**	**1.5**	**4.8**

Provisions relating to the GNI integration are mainly for redundancy costs. It is anticipated that the remaining provision will be utilised in the first half of the financial year ending March 2004.

The other provision relates to legal claims.

	2003 £m	2002 £m
Analysis of deferred taxation at the end of the year was		
In respect of tax allowances over depreciation	**(8.2)**	(0.4)
In respect of other timing differences	**4.5**	6.1
	(3.7)	5.7

No provision has been made for withholding tax and UK corporation tax which would arise in the event of overseas subsidiaries and associates distributing their remaining reserves, as there is no intention to remit these reserves to the UK.

21. Derivatives and other financial instruments

A discussion of the Group's strategies and policies with regards to derivatives and other financial instruments is given in the Finance Director's Review on page 28. The Group has taken advantage of the exemption available, under FRS 13, for short-term debtors and creditors (which are included in the Group's consolidated balance sheet at amounts which are not significantly different from their fair values). This means that these amounts are excluded from the following tables except for note 21(c).

(a) Fair values and book values of financial instruments

The comparison of fair and book values of all the Group's financial instruments is set out below. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	Fair value 2003 £m	**Book value 2003 £m**	Fair value 2002 £m	Book value 2002 £m
Short-term borrowings	**(180.0)**	**(179.6)**	(180.2)	(180.2)
Long-term borrowings	**(481.2)**	**(478.3)**	(277.9)	(277.4)
Cash at bank and in hand	**642.6**	**642.6**	416.9	416.9
Net debt	**(18.6)**	**(15.3)**	(41.2)	(40.7)
Creditors payable in more than one year	**(25.4)**	**(25.4)**	(5.5)	(5.5)
Fixed asset investments	**46.1**	**33.2**	29.1	20.5
Current asset investments	**695.2**	**694.1**	86.9	86.9
Debtors receivable in more than one year	**64.8**	**64.8**	44.6	44.6
Hedging instruments				
Instruments, including forward foreign currency contracts and interest rate swaps	**18.9**	**–**	1.4	–
Trading instruments				
Commodity contracts				
Assets	**4.9**	**4.9**	1.1	1.1
Liabilities	**(1.6)**	**(1.6)**	(1.3)	(1.3)
Other trading instruments				
Forward foreign currency contracts (assets)	**4.8**	**4.8**	7.7	7.7
Forward foreign currency contracts (liabilities)	**(13.4)**	**(13.4)**	(15.2)	(15.2)
	775.7	**746.1**	107.6	98.1
Financial liabilities (note 21(d))		**(698.3)**		(479.6)
Financial assets (note 21(e))		**1,444.4**		577.7
		746.1		98.1

21. Derivatives and other financial instruments continued

(b) Aggregated gains and losses on financial instruments used as hedges

Gains and losses on instruments used for hedging are not recognised until the transaction that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are set out in the table below. There are no significant deferred gains and losses on hedges on the balance sheet at the year-end.

	Unrecognised contracts		
	Gains £m	Losses £m	Total £m
Gains/(losses) on hedges at 1 April 2002	7.6	(6.2)	1.4
(Gains)/losses arising in previous years that were recognised this year	(7.6)	6.2	(1.4)
Gains/(losses) arising before this year that were not recognised in this year	–	–	–
Gains/(losses) arising this year that were not recognised this year	48.2	(29.3)	18.9
Gains/(losses) on hedges at 31 March 2003	**48.2**	**(29.3)**	**18.9**
Of which: are expected to be recognised in the profit and loss account:			
In the next year	40.2	(29.3)	10.9
Thereafter	8.0	–	8.0
	48.2	(29.3)	18.9

As explained in the Finance Director's Review, the Group's policy is to hedge currency and interest rate risks using forward foreign currency contracts and interest rate swaps.

In the table above the carried forward unrecognised net profit at 31 March 2003 of £18.9 million (2002: £1.4 million net profit) equates to the difference between the fair values and book values of the hedging instruments in the table in note 21(a).

(c) Unmatched net foreign currency monetary assets and liabilities

The table below shows exposures that give rise to the net currency gains and losses recognised in the profit and loss account after taking into account forward foreign currency contracts entered into by the Group. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operation involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.

Functional currency of Group operation

	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2003					
Sterling	–	–	–	–	–
US dollar	16.1	–	6.6	5.9	28.6
Euro	0.3	0.9	–	0.3	1.5
Other currencies	–	–	–	–	–
	16.4	**0.9**	**6.6**	**6.2**	**30.1**

In the table above, other currencies largely relates to Swiss francs.

21. Derivatives and other financial instruments continued

Functional currency of Group operation

	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2002					
Sterling	–	–	–	–	–
US dollar	9.1	–	(13.1)	(3.9)	(7.9)
Euro	0.1	0.3	–	0.2	0.6
Other currencies	0.6	18.8	(0.1)	1.8	21.1
	9.8	19.1	(13.2)	(1.9)	13.8

In the table above, other currencies largely relates to Singapore dollars, Swiss francs and Japanese yen.

(d) Interest rate and currency profile of financial liabilities

The Group's interest rate and currency profile of financial liabilities at 31 March 2003 was as follows:

	Gross financial liabilities £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Non-interest bearing financial liabilities £m
Sterling	(3.4)	–	–	(3.4)
US dollar	(673.3)	(639.5)	(9.5)	(24.3)
Euro	(4.5)	(0.1)	–	(4.4)
Other currencies	(17.1)	(8.8)	–	(8.3)
	(698.3)	**(648.4)**	**(9.5)**	**(40.4)**

The Group's interest rate and currency profile of financial liabilities at 31 March 2002 was as follows:

	Gross financial liabilities £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Non-interest bearing financial liabilities £m
Sterling	(0.3)	(0.1)	–	(0.2)
US dollar	(453.2)	(436.0)	(10.5)	(6.7)
Euro	(12.2)	–	–	(12.2)
Other currencies	(13.9)	(10.9)	–	(3.0)
	(479.6)	(447.0)	(10.5)	(22.1)

The tables above take into account forward foreign currency contracts and interest rate swaps entered into by the Group.

The weighted average interest rate of fixed rate financial liabilities is 7.44% (2002: 7.44%). The weighted average years to maturity of fixed rate financial liabilities is 0.7 years (2002: 1.7 years). The fixed rate borrowings relate to the private placement notes which are detailed in note 19.

During the year floating rate borrowings bore interest at LIBOR plus between 25 and 50 basis points (2002: LIBOR plus between 25 and 80 basis points). Floating rates may be fixed in advance for periods of up to six months.

Non-interest bearing financial liabilities mainly relate to forward foreign exchange contracts, which have a weighted average period until maturity of 0.3 years (2002: 0.3 years).

21. Derivatives and other financial instruments continued
(e) Interest rate and currency profile of financial assets

The interest rate and currency profile of financial assets at 31 March 2003 was as follows:

	Gross financial assets £m	Floating rate financial assets £m	Fixed rate financial assets £m	Non-interest bearing financial assets £m
Sterling	456.0	133.5	–	322.5
US dollar	802.3	538.3	3.6	260.4
Euro	108.5	55.2	–	53.3
Other currencies	77.6	51.2	–	26.4
	1,444.4	**778.2**	**3.6**	**662.6**
Total financial assets are:				
Cash at bank and in hand	642.6			
Current asset investments	694.1			
Fixed asset investments	33.2			
Debtors receivable in more than one year	64.8			
Forward foreign currency contracts and other	9.7			
	1,444.4			

The interest rate and currency profile of financial assets at 31 March 2002 was as follows:

	Gross financial assets £m	Floating rate financial assets £m	Fixed rate financial assets £m	Non-interest bearing financial assets £m
Sterling	39.2	26.6	–	12.6
US dollar	375.4	215.2	–	160.2
Euro	104.4	74.2	–	30.2
Other currencies	58.7	54.2	–	4.5
	577.7	370.2	–	207.5
Total financial assets are:				
Cash at bank and in hand	416.9			
Current asset investments	86.9			
Fixed asset investments	20.5			
Debtors receivable in more than one year	44.6			
Forward foreign currency contracts and other	8.8			
	577.7			

In the above tables non-interest bearing financial assets mainly relate to cash balances and current asset investments in both 2003 and in 2002. The floating rate financial assets principally comprise cash and deposit balances which earn interest at rates which fluctuate according to money market rates.

(f) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March was as follows:

	2003 £m	2002 £m
In one year or less or on demand	**194.6**	196.7
In more than one year but not more than two	**107.6**	14.3
In more than two years but not more than five	**–**	268.6
In more than five years	**396.1**	–
	698.3	479.6

21. Derivatives and other financial instruments continued

(g) Borrowing facilities

The undrawn committed facilities available are:

	2003 £m	2002 £m
Expiring in one year or less	**390.5**	410.9
Expiring in more than one year but not more than two	**386.0**	–
Expiring in more than two years but not more than five	**–**	259.9
	776.5	670.8

These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has uncommitted facilities. The Group is in the process of renewing some of its committed facilities as outlined in the financial capacity section in the Finance Director's Review.

(h) Gains and losses on financial assets and liabilities held for trading

The table below sets out the gains/(losses) on financial assets and liabilities that have been recognised in the profit and loss account relating to trading:

	2003 £m	2002 £m
Commodity futures and options	**2.0**	3.7
Investments	**4.3**	2.5
	6.3	6.2

In accordance with the change in accounting presentation detailed in the principal accounting policies section, gains and losses from matched principal services provided by the Group have been excluded from the table above as it is considered more appropriate for these to be classified as commissions receivable. The prior year column has been adjusted accordingly.

22. Share capital

	Authorised		Allotted and fully paid	
	Number	£m	Number	£m
Ordinary shares of 10p each attributable to equity interests				
At 1 April 2002	405,384,164	40.5	267,220,172	26.7
Increase in authorised share capital	44,615,836	4.5	–	–
Issue of shares – on acquisition of RMF	–	–	43,621,216	4.4
Repurchase and cancellation of own shares	–	–	(4,140,000)	(0.4)
At 31 March 2003	**450,000,000**	**45.0**	**306,701,388**	**30.7**

There remain outstanding at 31 March 2003, options to acquire 755,273 (2002: 313,682) ordinary shares granted under the Executive Share Option Scheme 2001, options to acquire 450,747 (2002: 347,423) ordinary shares granted under the Inland Revenue approved share save scheme and options to acquire 65,891 (2002: 52,262) ordinary shares granted under the US Internal Revenue Code qualifying Employee Stock Purchase Plan, enabling certain directors and members of staff to acquire ordinary shares between 2004 and 2012, at prices ranging from 744p to 1047p.

On 10 July 2002, the authorised share capital was increased to £45 million.

On 30 May 2002, the Company placed for cash 20,300,000 ordinary 10 pence shares and on 31 May 2002, the Company issued 23,321,216 ordinary 10 pence shares to the vendors of RMF. These share transactions funded the majority of the consideration paid by the Company for the acquisition of RMF. Issue expenses, relating to the placing, of £3.8 million have been debited to the share premium account.

Between 19 September 2002 and 31 March 2003, the Company repurchased ordinary shares with a nominal value of £414,000 at a total cost of £38.5 million. These repurchased ordinary shares were treated as cancelled upon delivery to the Company.

23. Reserves

	Share premium account £m	Capital reserve £m	Profit and loss account £m
At 1 April 2002	111.5	1.6	391.7
Currency translation difference	–	–	(82.2)
Issue of ordinary share capital	396.4	–	–
Purchase and cancellation of own shares	–	0.4	(38.5)
Other	–	–	(0.1)
Retained profit	–	–	159.3
At 31 March 2003	507.9	2.0	430.2

The profit for the financial year dealt with in the Company was £156.6 million (2002: £68.2 million). In accordance with Section 230 of the Companies Act 1985, a separate profit and loss account has not been presented for the Company.

The cumulative goodwill written off on businesses continuing within the Group amounts to approximately £40.2 million (2002: £40.4 million).

Notes 24 to 29 provide details of the net cash inflow/(outflow) from the following activities:

24. Operating activities

	2003 £m	2002 £m
Operating profit	**276.1**	179.9
Depreciation of tangible fixed assets	**12.7**	9.0
Amortisation of goodwill	**34.8**	5.8
Amortisation of fixed asset investments	**14.2**	10.6
Profit on sale of fixed asset investments	**(0.1)**	(0.5)
Decrease/(increase) in debtors	**1,212.8**	(187.2)
Decrease in current asset investments	**772.3**	42.2
Decrease in creditors	**(1,995.5)**	(9.9)
Costs in relation to exceptional items (see note 6)	**(8.7)**	2.8
	318.6	52.7

25. Returns on investments and servicing of finance

	2003 £m	2002 £m
Interest received	**30.1**	51.1
Interest paid	**(13.1)**	(31.4)
	17.0	19.7

26. Capital expenditure and financial investment

	2003 £m	2002 £m
Purchase of tangible fixed assets	**(26.8)**	(12.1)
Sale of tangible fixed assets	**1.0**	0.5
Purchase of fixed asset investments*	**(35.6)**	(32.0)
Sale of fixed asset investments	**17.2**	9.7
	(44.2)	(33.9)

* The purchase of fixed asset investments, as detailed in note 15, includes the purchase of own shares held by the employee trusts.

27. Acquisitions and disposals

	2003 £m	2002 £m
Purchase of businesses and subsidiaries (note 31)	**(458.3)**	(4.2)
Net cash acquired with businesses and subsidiaries	**167.0**	22.8
	(291.3)	18.6

Businesses and subsidiaries acquired during the year generated £18.2 million of the Group's operating cash flows, paid £1.6 million in respect of taxation and incurred capital expenditure of £4.1 million.

28. Management of liquid resources

	2003 £m	2002 £m
(Increase)/decrease in term deposits	**(65.4)**	16.9

Liquid resources primarily comprise term deposits with banks, except those repayable on demand.

29. Financing

	2003 £m	2002 £m
Issue of ordinary share capital (including exercise of share options)	**182.8**	0.1
Purchase and cancellation of own shares	**(38.5)**	(4.0)
(Decrease)/increase in short-term borrowings	**(8.3)**	24.7
Issue of exchangeable bonds	**400.0**	–
Expenses connected with the issue of the exchangeable bonds	**(11.1)**	–
(Decrease)/increase in other long-term borrowings	**(155.6)**	265.2
	369.3	286.0

30. Analysis of net debt

	Cash £m	Overdrafts £m	Loans: Less than one year £m	Loans: More than one year £m	Net debt £m
At 1 April 2001	133.7	(3.8)	(154.6)	(10.5)	(35.2)
Cash flow	281.5	3.1	(24.7)	(265.2)	(5.3)
Currency translation difference	1.7	–	(0.2)	(1.7)	(0.2)
At 31 March 2002	416.9	(0.7)	(179.5)	(277.4)	(40.7)
Cash flow	272.8	(12.9)	8.3	(233.3)	34.9
Acquisitions and disposals*	–	–	(13.1)	–	(13.1)
Other non-cash movements	–	–	(9.5)	9.5	–
Currency translation difference	(47.1)	0.3	27.5	22.9	3.6
At 31 March 2003	**642.6**	**(13.3)**	**(166.3)**	**(478.3)**	**(15.3)**

* excluding cash and overdrafts

31. Acquisitions

The acquisitions made by the Group during the year are set out below. All acquisitions have been accounted for using the acquisition method of accounting. All acquisitions were for the entire issued share capital, unless stated otherwise.

(a) RMF Investment Group and its subsidiaries

The acquisition of RMF Investment Group became unconditional on 30 May 2002.

The fair values of the assets and liabilities of RMF Investment Group and its subsidiaries at the date of acquisition, and the consideration paid, are shown in the table below. The book values in the first column are under Swiss GAAP.

	Book value of net assets acquired £m	UK GAAP adjustments £m	Revaluations £m	Other adjustments £m	Fair value to the Group £m
Tangible fixed assets	1.4	0.2 (1)	–	–	1.6
Goodwill	40.4	–	–	(40.4) (6)	–
Interests in associates	2.8	–	1.0 (5)	–	3.8
Fixed asset investments	7.6	(3.5) (2)	4.1 (5)	–	8.2
Debtors	21.4	(7.3) (3)	–	–	14.1
Current asset investments	78.6	–	–	–	78.6
Cash at bank	26.6	3.5 (2)	–	–	30.1
Bank loans	(13.1)	–	–	–	(13.1)
Creditors	(34.6)	(0.8) (4)	–	–	(35.4)
Net assets	131.1	(7.9)	5.1	(40.4)	87.9
Goodwill on acquisition					483.9 (7)
Total consideration					571.8
Satisfied by:					
Issue of 23.3 million Man Group plc ordinary shares to the vendors					221.8
Cash from proceeds of a placing of 20.3 million Man Group plc new ordinary shares					178.1
Cash from existing resources					170.9
Fees and expenses relating to the acquisition					1.0
					571.8

Notes:
(1) Alignment of fixed asset depreciation policies
(2) Reclassification of participation fund balances
(3) Reversal of accrued income in relation to performance fees which had not been "locked-in"
(4) Adjustment to include an appropriate deferred tax provision
(5) Fair value adjustments to various fixed assets
(6) Elimination of goodwill held by RMF
(7) The goodwill arising on acquisition is being amortised over its useful economic life of 15 years

31. Acquisitions continued
(a) RMF Investment Group and its subsidiaries continued

For their year ended 31 December 2001, RMF's audited financial statements (under Swiss GAAP) reported profit before tax of £26.0 million and profit after tax of £21.8 million. On a UK GAAP basis, RMF reported profit before tax of £19.0 million and profit after tax of £15.6 million – the variances in UK GAAP results was primarily due to timing differences in profit recognition.

For the period 1 January 2002 to 30 May 2002, RMF, on a Swiss GAAP basis, had net operating income of £24.3 million, operating profits of £15.5 million, profit before tax of £16.0 million, taxation of £2.3 million and profit after tax of £13.7 million. There is no difference between the profit after tax and recognised gains and losses for the period. On a UK GAAP basis, RMF had profit before tax of £14.1 million and profit after tax of £12.4 million. The variances in UK GAAP results are primarily due to timing differences in profit recognition.

b) GNI Holdings Limited and its subsidiaries

The acquisition of GNI Holdings Limited was completed on 6 November 2002.

The fair values of the assets and liabilities acquired at the date of acquisition, and the consideration paid, were as follows:

	Book value of net assets acquired £m	Revaluations £m	Other adjustments £m	Fair value to the Group £m
Tangible fixed assets	5.6	–	–	5.6
Fixed asset investments	11.7	0.8[1]	(7.8)[2]	4.7
Debtors	2,062.4	–	–	2,062.4
Deferred tax asset	5.3	–	–	5.3
Current asset investments	1,308.4	–	7.8[2]	1,316.2
Cash at bank	138.9	–	–	138.9
Bank loans and overdrafts	(2.4)	–	–	(2.4)
Creditors	(3,467.8)	(0.5)[1]	–	(3,468.3)
Net assets	62.1	0.3	–	62.4
Goodwill on acquisition				38.8
Total consideration				101.2
Satisfied by:				
Payment of cash from existing resources				100.0
Fees and expenses relating to the acquisition				1.2
				101.2

Notes:
(1) Fair value adjustments
(2) Reclassification of London Clearing House Members default fund

For the year ended 31 December 2001, GNI reported profit before tax of £17.7 million and profit after tax of £11.1 million. For the period 1 January 2002 to 6 November 2002, GNI had net operating income of £73.8 million, operating profits of £2.7 million, profit before tax of £8.1 million and profit after tax of £9.6 million. Total recognised gains and losses for the period were £9.4 million, due to a £0.2 million foreign currency translation adjustment.

c) Other acquisitions

Other small acquisitions made during the year included Fox Inc, which was completed on 1 April 2002 by Brokerage, and in Asset Management the acquisition of 60% of HPM Portfolio Management AG was completed on 14 June 2002.

31. Acquisitions continued
c) Other acquisitions continued

The fair values of the assets and liabilities acquired at the date of acquisition are not deemed to be materially different from their book values. The assets and liabilities acquired from these acquisitions in aggregate are as follows:

	2003 £m
Net assets acquired	
Tangible fixed assets	0.1
Fixed asset investments	–
Debtors	0.8
Current asset investments	0.8
Cash at bank	0.4
Bank loans	–
Creditors	(0.8)
Minority interest	(0.5)
Net assets	0.8
Goodwill on acquisition	9.2
Total consideration	10.0
Satisfied by:	
Cash payment from existing resources	7.1
Deferred consideration	2.9
	10.0

32. Related party transactions

During 2003, the Group companies, Glenwood Capital Investment LLC and Man-AHL (USA) Corp., acted as trading advisor to the following funds: Glenwood Partners, Lexington Associates, Glenwood Diversified Fund, Glenwood Composite Strategy, Man Glenwood Lexington, AHL Diversified (USA) LP, AHL Diversified II (USA) LP, AHL Alpha Class A and AHL Alpha Class B. For their services, Glenwood Capital Investments LLC and Man-AHL (USA) Corp. received management and incentive fee income from the funds of £10.4 million (2002: £9.9 million) in aggregate and £1.4 million (2002: £0.9 million) of brokerage fee income in aggregate. In addition, another Group company, Man Financial Inc, acted as broker to AHL Diversified (USA) LP, AHL Diversified II (USA) LP, AHL Alpha Class A and AHL Alpha Class B. Man Financial Inc received brokerage income of £0.6 million (2002: £0.5 million) in aggregate from these funds. At 31 March 2003, Glenwood Capital Investment LLC and Man-AHL (USA) Corp. included amounts outstanding of £1.6 million (2002: £2.0 million) in debtors in relation to the funds listed above. All transactions are carried out on an arm's length basis.

33. Quasi-subsidiary

The Group has one quasi-subsidiary, Forester Limited, which is consolidated into the Group for accounting purposes but is not a member of the Group. Forester Limited was incorporated in Guernsey as a company limited by shares on 1 November 2002. All its issued shares are held for and on behalf of Guernsey Trust Company Limited. On 12 November 2002, Forester Limited issued exchangeable bonds (details in note 19) which indirectly provided the Group with additional funding. The summary accounts of Forester Limited from its incorporation (1 November 2002) to 31 March 2003 are set out below:

Balance sheet at 31 March 2003	2003 £'000
Investments in Man Group subsidiaries	396,500
Debtors	8
Cash at bank	717
Creditors: amounts falling due within one year	(5,832)
Creditors: amounts falling due in more than one year	
– exchangeable bonds	(390,700)
– other	(682)
Net assets	11
Share capital and reserves	11

Profit and loss account For period 1 November 2002 to 31 March 2003	2003 £'000
Operating expenses	(35)
Net interest income	46
Profit before tax	11
Taxation	–
Profit for period	11

There were no recognised gains and losses other than the profit for the financial year.

33. Quasi-subsidiary continued

	2003 £'000
Cash flow statement	
For the period 1 November 2002 to 31 March 2003	
Cash inflow from operating activities	**18**
Capital expenditure and financial investment	**(389,445)**
Net cash inflow	**(389,427)**
Financing	**390,144**
Increase in cash	**717**

34. Contingent liabilities

The Group guarantees its share of Sugar Australia's operating leases, which amounts to £13.9 million. The Group has given first risk of loss guarantees as detailed in the "Other potential Group exposures" section of the Finance Director's Review.

35. Financial commitments
(a) Operating leases

	Land & buildings	
	2003 £m	2002 £m
Annual commitments at 31 March in respect of non-cancellable operating leases expiring		
Within one year	**0.7**	2.0
Between two and five years	**0.7**	3.8
Over five years	**6.8**	5.4
	8.2	11.2

(b) Capital commitments

	2003 £m	2002 £m
Expenditure contracted for but not provided for in the accounts	**1.7**	0.3

36. Employee trusts

The accounts of the employee trusts have been included in these accounts in accordance with UITF 13. The employee trusts are controlled by independent trustees and their assets are held separately from those of the Group.

Contributions to the employee trusts are determined by the Board annually. The contribution made in respect of the current year was £27.5 million (2002: £20.4 million). It is intended that the employee trusts will continue to facilitate the acquisition of shares in the Company by directors and senior employees.

At 31 March 2003 the net assets of the employee trusts amounted to £62.8 million (2002: £45.1 million). These assets include 9,398,923 (2002: 9,611,060) ordinary shares in the Company. These shares are included within fixed asset investments at cost less amortisation to reflect the obligations of the trusts. Other assets were primarily cash and receivables from employees in connection with the purchase of shares in the Company. The trustees of one of the employee trusts waived all but 0.01p of the interim dividend for the year ending 31 March 2003 on each of 7,679,294 of the ordinary shares registered in its name at the relevant date for eligibility for the interim dividend (2002 interim: 7,387,812 shares) and all but 0.01p of the final dividend for the year ending 31 March 2002 on each of 6,220,565 of the ordinary shares registered in its name at the relevant date for eligibility for the final dividend (2001 final: 6,397,693 shares).

37. Exchange rates

The following rates of exchange have been used in preparing these accounts:

	Year-end rates		Average rates	
	2003	2002	2003	2002
Australian dollar	**2.62**	2.67	**2.75**	2.78
Euro	**1.45**	1.63	**1.56**	1.62
Singapore dollar	**2.79**	2.63	**2.74**	2.60
Swiss franc	**2.14**	2.40	**2.29**	2.42
US dollar	**1.58**	1.42	**1.55**	1.43

38. Fixed asset investments of the Company

	£m
Shares in subsidiaries at cost	
At 1 April 2002	204.2
Currency translation difference	(20.3)
Additions	655.8
Disposals	(529.2)
At 31 March 2003	**310.5**

Details of the principal Group subsidiaries and associates are given on page 78.

39. Debtors of the Company

	2003 £m	2002 £m
Amounts falling due within one year		
Amounts owed by subsidiaries	**331.1**	47.1
Other debtors	**–**	16.2
Taxation recoverable	**5.3**	2.3
Prepayments and accrued income	**5.2**	3.1
	341.6	68.7
Amounts falling due after more than one year		
Other debtors	**33.3**	–
	374.9	68.7

40. Creditors of the Company

	2003 £m	2002 £m
Amounts falling due within one year		
Amounts owed to subsidiaries	**17.0**	–
Other creditors	**3.0**	0.1
Proposed final dividend	**42.2**	33.9
	62.2	34.0

There were no trade creditors.

41. Reserves of the Company

	Share premium account £m	Capital reserve £m	Profit and loss account £m
At 1 April 2002	111.5	1.5	99.2
Currency translation difference	–	–	(59.0)
Issue of ordinary share capital	396.4	–	–
Purchase and cancellation of own shares	–	0.4	(38.5)
Retained profit	–	–	81.0
At 31 March 2003	**507.9**	**1.9**	**82.7**

42. Financial commitments of the Company

Man Group plc acts as guarantor for the £400 million exchangeable bonds dated 2009 issued by its quasi-subsidiary, Forester Limited, as well as having contracted to provide to Forester Limited an appropriate number of ordinary shares, or cash, which will enable Forester Limited to satisfy its obligations to any bond holder upon an exchange.

Principal Group Investments

The names of the principal investments of Man Group plc, together with interests in equity shares, are given below. The country of operation is the same as the country of incorporation and the year-end is 31 March.

Details of all subsidiaries and associates will be annexed to the Company's next Annual Return.

	Country of incorporation	Effective Group interest %
Principal operating subsidiaries		
Asset Management		
Man Investments Limited	England	100
Man Investments AG	Switzerland	100
Glenwood Capital Investments L.L.C.	US	100
RMF Investment Management	Switzerland	100
Brokerage		
Man Financial Limited	England	100
Man Financial Inc.	US	100
GNI Limited	England	100
Group holding companies		
E D & F Man Limited +	England	100
E D & F Man Group Limited +	England	100
Man Group USA Inc.	US	100
Group treasury companies		
Man Group Finance Limited	England	100
Man Group Finance Inc.	US	100
Principal joint ventures		
OM Strategic Investments Limited	Australia	50
Principal associates		
Sugar Australia	Australia	25

+ direct subsidiary

Subsidiaries not consolidated (as long-term restrictions exist). These are included in fixed asset investments.

Asset Management		
Glenwood Partners, L.P.	US	1
Glenwood Diversified Fund L.P.	US	1
Lexington Associates I, L.P.	US	1
AHL Diversified (USA), L.P.	US	1
AHL Diversified II (USA), L.P.	US	1
AHL Alpha Class A	US	1
AHL Alpha Class B	US	1

Shareholder and Company Information

Results announced
Interim: November
Final: May

Dividends
Interim paid: December/January
Final paid: July
For historical dividend details please visit the Man Group website.

The Group offers a Dividend Reinvestment Plan ("DRIP") for shareholders wishing to buy shares with their cash dividend. The final election date for joining or leaving the DRIP in relation to the 2003 final dividend is 3.00 pm on 27 June 2003. Instructions received after this date will be applied to the next dividend. Any queries on the DRIP should be addressed in the first instance to the dedicated Lloyds TSB Registrars' helpline on 0870 241 3018.

Annual General Meeting
The Annual General Meeting will be held at 11 am on 9 July 2003 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Shareholder enquiries
All administrative queries concerning shareholdings should be directed to:

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 600 3970, Text tel: 0870 600 3950, quoting Ref No 874. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at www.shareview.co.uk

Payment of dividends to mandated accounts
Each dividend warrant has a form on the reverse for establishing payments of future dividends directly to the bank or building society of your choice. Shareholders are encouraged to use this facility. Cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered, or other previously designated, address.

Man Group website
Shareholders are encouraged to visit our website www.mangroupplc.com which contains key information on the Group including announcements, presentations, news and shareholder information, including the latest Man Group plc share price.

Alternatively, contact Investor Relations via e-mail on investor@mangroupplc.com

Corporate advisers

Auditors
PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY
020 7583 5000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
0870 600 3970

Company information

Registered Office:
Sugar Quay
Lower Thames Street
London EC3R 6DU
Telephone: 020 7285 3000
Fax: 020 7285 3665

Registered number: 2921462

Principal offices:

United Kingdom
Sugar Quay
Lower Thames Street
London EC3R 6DU
(44) 20 7285 3000

United States
440 South LaSalle Street
20th Floor
Chicago
IL 60605
(1) 312 663 7610

717 5th Avenue
9th Floor
New York
NY 1022-8101
(1) 212 589 6200

Switzerland
Bahnhofstrasse 15
CH-8808 Pfäffikon SZ
(41) 55 415 3636

Huobstrasse 16
CH-8808 Pfäffikon SZ
(41) 55 415 8700

Five Year Record

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Profit and Loss Account					
Continuing operations before goodwill amortisation and exceptional items	**348.1**	213.2	178.7	112.5	108.1
Goodwill amortisation	**(36.2)**	(8.0)	(4.7)	(1.0)	(0.8)
Exceptional items	**(15.0)**	(12.1)	(15.0)	(113.5)	–
Discontinued operations	**–**	–	–	(34.5)	0.7
Pre-tax profit/(loss)	**296.9**	193.1	159.0	(36.5)	108.0
Taxation	**(62.3)**	(41.0)	(34.8)	(16.7)	(29.7)
Equity minority interests	**(0.1)**	–	–	(1.1)	(1.9)
Group profit/(loss) on ordinary activities after tax and equity minority interests	**234.5**	152.1	124.2	(54.3)	76.4
Ordinary dividends	**(75.2)**	(48.4)	(39.5)	(33.8)	(31.8)
Demerger dividend in specie	–	–	–	(60.2)	–
Retained profit/(loss)	**159.3**	103.7	84.7	(148.3)	44.6
Funds under management ($m)	**26,104**	10,724	6,695	4,675	3,759
Funds under management (£m)	**16,516**	7,534	4,703	2,931	2,329
Statistics					
Diluted earnings per share on total operations	**75.8p**	56.8p	48.1p	(20.2p)	28.6p
Diluted earnings per share before goodwill and exceptional items	**91.0p**	63.2p	54.9p	32.5p	30.4p
Diluted underlying earnings per share	**60.7p**	45.7p	30.4p	23.2p	20.1p
Ordinary dividend per share	**23.2p**	18.6p	15.5p	13.6p	12.7p
Net debt	**£15.3m**	£40.7m	£35.2m	£61.4m	£546.9m
Gearing [†]	**2%**	8%	8%	24%	140%

[†] defined as net debt divided by shareholders' funds including minorities.

	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Balance Sheet					
Fixed assets	**678.2**	189.7	181.3	87.2	256.6
Current assets	**3,080.0**	1,469.5	1,069.2	1,610.6	1,705.6
Creditors and provisions for liabilities and charges	**(2,786.9)**	(1,127.7)	(817.1)	(1,447.5)	(1,570.7)
Net assets	**971.3**	531.5	433.4	250.3	391.5
Headcount – Continuing operations	**2,347**	1,575	1,567	1,405	1,368
US dollar exchange rates					
Average	**1.55**	1.43	1.47	1.61	1.65
Year-end	**1.58**	1.42	1.42	1.60	1.62

Notice of Annual General Meeting
To be held on 9 July 2003


Man Group plc

Notice of the Annual General Meeting to be held on Wednesday, 9 July 2003 is set out on pages 3 and 4.

The action to be taken by Shareholders is set out on page 2.

Harvey A McGrath
Chairman

22 May 2003

Man Group plc

Dear Shareholder

2003 Annual General Meeting
It is my great pleasure to be writing to you enclosing the Notice convening the ninth Annual General Meeting of the Company, to be held at 11 am on Wednesday, 9 July 2003 in the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

As well as the routine business of the Meeting, for the first time, following a recent change in the law, shareholders will have the opportunity to exercise an advisory vote on the Remuneration Report of the Directors contained in the Annual Report 2003 document (resolution 2).

The Dividend Reinvestment Plan ("DRIP") will again be available to eligible shareholders in respect of the final dividend (resolution 3) and a brief summary of the procedures applicable appears at the foot of this letter.

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as auditors and, upon the recommendation of the Audit Committee, the Directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy. Resolution 6 proposing their reappointment is deemed Special Business under the Articles of Association, as are resolutions 8, 9 and 10.

Whilst Resolutions 8, 9 and 10 are now very familiar to you, the reasons for these are explained in this letter.

Directors' power to allot shares and disapplication of pre-emption rights
Resolution 8 will be proposed to continue the Directors' authority to allot the present unissued share capital of the Company up to a maximum of 102,233,790 Ordinary Shares, being slightly under one third of the Company's present issued ordinary share capital at the date of the Notice of Meeting. The Board has no present intention of issuing any part of that capital and no issue will be made which would effectively alter control of the Company without the prior approval of Shareholders in general meeting.

Resolution 9 will be proposed to continue the Directors' authority to allot new Ordinary Shares for cash otherwise than in proportion to existing holdings. In the case of allotments other than for inter alia rights issues, the authority is limited to shares representing approximately 5% of the current issued ordinary share capital amounting to a total of 15,335,060 Ordinary Shares.

The authority conferred by both Resolutions 8 and 9 will lapse on the earlier of 8 October 2004 and the conclusion of the next Annual General Meeting of the Company. Resolution 8 will be proposed as an Ordinary Resolution and Resolution 9 as a Special Resolution.

Power to purchase shares
Resolution 10 will be proposed as a Special Resolution to enable the Company to purchase in the market up to a maximum of 30,670,138 Ordinary Shares (approximately 10% of the issued share capital at the date of the Notice of Meeting) for cancellation at a minimum price of 10p per share and a maximum price of not more than 5% above the average middle market quotation for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the date of purchase. This authority will lapse on the earlier of 8 January 2005 and the conclusion of the next Annual General Meeting of the Company. During the financial year ended 31 March 2003 the Company purchased for cancellation 4,140,000 issued ordinary shares under the authority of last year's Shareholder resolution. Details of the purchases appear in the Annual Report.

The Directors would not expect to purchase Ordinary Shares in the market unless in the light of market conditions prevailing at the time, they considered that to do so would enhance earnings per share and would be in the best interests of Shareholders generally. Any purchases made by the Company will be announced no later than 7.30 am on the business day following the transaction.

e the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract; and

f upon the passing of this Resolution, the Resolution passed as Resolution 11 at the Annual General Meeting on 10 July 2002, shall be of no further force or effect (without prejudice to the completion wholly or in part of any contract by the Company to purchase Ordinary Shares entered into prior to the passing of this Resolution).

By Order of the Board

Peter L Clarke
Secretary
22 May 2003
Sugar Quay
Lower Thames Street
London EC3R 6DU

Notes

1 A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. Such proxy or proxies need not be a member or members of the Company. A Form of Proxy is enclosed.

2 To be effective, the Form of Proxy, duly completed, must be lodged with the Company at the offices of its Registrars, Lloyds TSB Registrars, FREEPOST SEA7149, The Causeway, Worthing, West Sussex BN99 6BB, so as to be received no later than 11 am on 7 July 2003. The completion and return of a Form of Proxy will not preclude members entitled to attend and vote at the Meeting from doing so in person if they so wish.

3 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 9 July 2003 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those Shareholders registered in the register of members of the Company as at the close of business on 7 July 2003 shall be entitled to attend or vote at the Meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the relevant register of securities after the close of business on 7 July 2003 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

5 Copies of the following documents will be available for inspection at the Registered Office of the Company during normal business hours on any weekday (Saturdays and public holidays excepted) from the date of this Notice until 9 July 2003, and at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE from 10.45 am on 9 July 2003 until the conclusion of the Meeting:-

(i) all Directors' service contracts (other than contracts expiring or determinable within one year by the Company without payment of compensation);

(ii) the register of interests of Directors (and their families) in the shares of the Company.

6 Short biographical details of the Directors, including those seeking re-election, appear on pages 30 and 31 of the Annual Report.

Notice of Annual General Meeting

Man Group plc

Notice is hereby given that the ninth Annual General Meeting of Man Group plc ("the Company") will be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday, 9 July 2003 at 11am to transact the business set out below. Resolutions 9 and 10 will be proposed as Special Resolutions and the remainder as Ordinary Resolutions. Items 1 to 5 and 7 are Ordinary Business and items 6, 8, 9 and 10 are deemed Special Business.

Business

1 To receive the Directors' and Auditors' Reports and the Financial Statements for the year ended 31 March 2003.
2 To approve the Remuneration Report of the Directors for the year ended 31 March 2003.
3 To declare a final dividend on the Ordinary Shares.
4 To re-elect P L Clarke as a Director of the Company.
5 To re-elect K R Davis as a Director of the Company.
6 To consider the following resolution, Special Notice having been received of the intention to propose the resolution as an ordinary resolution:-

THAT PricewaterhouseCoopers LLP be reappointed Auditors of the Company to hold office until the conclusion of the next General Meeting at which accounts are laid before the meeting.

7 To authorise the Directors to determine the remuneration of the Auditors.

8 Directors' power to allot securities (Ordinary Resolution)

THAT the Directors of the Company be and are hereby, generally and unconditionally, authorised in accordance with Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (as defined in sub-section (2) of that Section) up to an aggregate nominal amount of £10,223,379 provided that:-

a this authority unless renewed or revoked shall expire on the earlier of 8 October 2004 and the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

b all authorities previously conferred under Section 80 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

9 Disapplication of pre-emption rights (Special Resolution)

THAT subject to the passing of Resolution 8 as set out in this Notice of Meeting:-

a the Directors of the Company be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 ("the Act") to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the authority conferred on them by such Resolution as if Section 89(1) of the Act did not apply to such allotment provided that the power conferred by the Resolution shall be limited to:-

(i) any allotment of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of Ordinary Shares where the equity securities respectively attributable to the interests of all Ordinary Shareholders are proportionate (as nearly as maybe) to the respective numbers of Ordinary Shares held by them, subject to such exclusions and other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever; and

(ii) any allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value not exceeding £1,533,506.

b this power, unless renewed, shall expire on the earlier of 8 October 2004 and the conclusion of the next Annual General Meeting of the Company; and

c the Company may make an offer or agreement before this power has expired which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

10 Power to purchase shares for cancellation (Special Resolution)

THAT the Company is hereby generally and unconditionally authorised pursuant to Section 166 of the Companies Act 1985 ("the Act") to make market purchases (within the meaning of Section 163 of that Act) of Ordinary Shares of 10p each in the capital of the Company ("Ordinary Shares") provided that:-

a the maximum number of Ordinary Shares hereby authorised to be purchased is 30,670,138;

b the minimum price which may be paid for an Ordinary Share is 10p per Ordinary Share;

c the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

d the authority hereby conferred shall expire on the earlier of 8 January 2005 and the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time;

Action to be taken by Shareholders
Enclosed with this document is a Form of Proxy for use at the Annual General Meeting by Shareholders.

You are asked to complete and sign the form and return it to The Registrar, Man Group plc, Lloyds TSB Registrars, FREEPOST SEA7149, The Causeway, Worthing, West Sussex BN99 6BB so as to arrive no later than 11 am on Monday, 7 July 2003.

An attendance card is attached to the Form of Proxy and, for your own convenience, you are requested to bring your attendance card with you to the Meeting. A map showing how to get to the Queen Elizabeth II Conference Centre has also been included.

Recommendation
The Board considers that the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and recommends you to vote in favour of them, as the Directors intend to do in respect of their own beneficial holdings.



Harvey A McGrath
Chairman

Drip Summary Procedure

a **To receive your 2003 Final Dividend in cash where no DRIP Mandate is in force** – take no further action.

b **To receive your 2003 Final Dividend in cash where a DRIP Mandate is in force** – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6YY by no later than 3.00 pm on 27 June 2003.

c **To receive DRIP shares for the 2003 Final Dividend and all future dividends where a DRIP Mandate is in force** – take no further action.

d **To receive DRIP shares for the 2003 Final Dividend and all future dividends where no DRIP Mandate is in force** – complete, sign, date and post a Mandate Form available from Lloyds TSB Registrars (see below) to be received back by Lloyds TSB Registrars no later than 3.00 pm on 27 June 2003.

e **To receive a future dividend in cash after a DRIP Mandate has been completed** – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars as explained in the booklet containing the DRIP terms and conditions available either from them or from our website (see below).

All DRIP Mandates must be despatched to Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6YY to be received no later than 3.00 pm on 27 June 2003 if they are to be applied to the 2003 Final Dividend. No acknowledgement of the Mandate will be issued. Facsimile, electronic or oral mandates will not be accepted.

Copies of the DRIP terms and conditions and DRIP Mandate may be obtained, up to and including 27 June 2003, from the Share Dividend Team at Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6YY. Telephone: 0870 241 3018 or Textphone: 0870 600 3950. A copy of the latest terms and conditions of the DRIP is also available on our website at www.mangroupplc.com/share/share_dividend.cfm.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7285 3000
Fax +44 (0)20 7285 3665
www.mangroupplc.com

Registered in England No. 2921462



Man Group plc

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7285 3000
Fax +44 (0)20 7285 3665
www.mangroupplc.com

Registered in England No. 2921462

Attendance Card

Annual General Meeting*


ManGroup plc

Annual General Meeting at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 9 July 2003 at 11 am.

Detach along perforation and submit at AGM entry to facilitate reception

Notes on completing the Form of Proxy

1. A member may appoint a proxy of his or her choice. Leave the space blank if the Chairman is to exercise the proxy vote. If any other proxy is preferred, enter the name of the proxy in the space provided. A proxy need not be a member of the Company but must attend the Meeting in order to represent you.
2. In the case of a corporation, the Form of Proxy must be either under seal or signed by a duly authorised officer or attorney.
3. In the case of joint holders, the Form of Proxy must be signed by the first named holder of the shares.
4. Only members or their proxies may attend the Meeting. Only members personally present may vote on a show of hands.
5. Completion and return of the Form of Proxy will not prevent a member from attending and voting in person at the Meeting if the member so wishes.
6. Please indicate with an X in the boxes in the Form of Proxy how you wish your proxy to vote on each of the resolutions. If no indication is given your proxy will have discretion to vote or abstain on those and all other resolutions or amendments thereto which may be voted on at the Meeting.
7. To be effective, the Form of Proxy, duly completed, must be lodged with the Company's Registrars, Lloyds TSB Registrars, FREEPOST SEA7149, The Causeway, Worthing, West Sussex BN99 6BB no later than 11 am on 7 July 2003.
8. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service should first read Note 3 of the Notice of Annual General Meeting.

If you wish, you may return the Form of Proxy in an envelope to the FREEPOST address. No stamp is needed.

Form of Proxy


ManGroup plc

I/We the undersigned being a member/members of Man Group plc hereby appoint (note 1)

or failing him/her the Chairman of the Meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 9 July 2003 and at any adjournment thereof and in respect of the Ordinary and Special Business set out in the Notice of Annual General Meeting to vote as indicated below.

Please indicate your vote by marking the appropriate boxes in black ink.

Resolution	For	Against	Resolution	For	Against
1 *Receive the Report and Accounts*			7 *Remuneration of the Auditors*		
2 Approve the Remuneration Report			8 Authorise the Directors to issue shares under S.80 Companies Act 1985		
3 Declare a final dividend			9 Authorise the Directors pursuant to S.95 Companies Act 1985		
4 Re-elect P L Clarke as a Director			10 Authorise the purchase of own shares		
5 Re-elect K R Davis as a Director					
6 Re-appoint Auditors					

Please mark this box if signing on behalf of the shareholder as Attorney, Receiver, or Third Party. ☐

Please sign here

Date

This card should not be used for any comments, change of address, or other queries. Please send separate instruction.

RESPONSE LICENCE NO.
SEA7149

The Registrar
MAN GROUP plc
Lloyds TSB Registrars
FREEPOST SEA7149
The Causeway
Worthing
West Sussex
BN99 6BB

Location of AGM



Victoria Embankment
Westminster
Bridge Street
Houses of Parliament
Parliament Street
St. Margaret Street
Parliament Square
Westminster Abbey
St. Margaret's
Great George's Street
Dean's Yard
Broad Sanctuary
Great Smith S
Storey's Gate
Horse Guards Road
Parker St.
Mathew
MAIN ENTRANCE
Victoria Street
Tothill Street
Old Queen Street
QUEEN ELIZABETH II CONFERENCE CENTRE
St. James's Park
Birdcage Walk
Dartmouth Street
Carteret Street
New Scotland Yard
Broadway
Anne's Gate
Queen
St. James's Park
adway

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
T 020 7285 3000
F 020 7285 3714
www.mangroupplc.com